FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, April 22, 2005 Series 2005-BC2

333-118926

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: April 22, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Private 144A Placement

Computational Materials

$750,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-BC2

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Marketing Materials") are privileged and confidential and are intended for use by the addressee only. These Marketing Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein is preliminary, and will be superseded by the final private offering document. The information regarding the assets herein is being provided on a confidential basis to a limited number of institutional investors for informational use solely in connection with the consideration of the purchase of the related securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be distributed nor any of its contents disclosed to anyone other than the prospective investors to whom it is submitted.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in the United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

Numerous assumptions were used in preparing the Marketing Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Marketing Materials in any particular context; or as to whether the Marketing Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Marketing Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Marketing Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Marketing Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Marketing Materials. Furthermore, unless otherwise provided, the Marketing Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Marketing Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Marketing Materials. The principal amount and designation of any security described in the Marketing Materials are subject to change prior to issuance.

The offering will be made in reliance upon an exemption from registration under the Securities Act of 1933, as amended, for an offer and sale of securities which does not involve a public offering. Accordingly, in making its purchase, each purchaser of the securities will be deemed to have made certain acknowledgments, representations and agreements relating to the private nature of such purchase and the transfer restrictions applicable to such securities. The final private offering documents relating to the securities discussed in this communication will not be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. Prospective purchasers are referred to the final private offering documents relating to the securities discussed in this communication for definitive Marketing Materials on any matter discussed in this communication. Final private offering documents may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk, and lack of liquidity from unregistered securities. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date: April 13, 2005*

$750,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC2

Class [1][2]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [7]	Last Scheduled Distribution Date	Certificate Type
1-A-1[4]	$267,840,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Super Senior
1-A-2[4]	$66,960,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Senior Support
2-A-1[5]	$180,895,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Senior
2-A-2[5]	$80,140,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Senior
2-A-3[5]	$31,915,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Senior
M-1[6]	$25,500,000		Not Offered Herein	AA+/Aa1	Not Offered Herein	Floating Rate Mezzanine
M-2[6]	$23,625,000		Not Offered Herein	AA/Aa2	Not Offered Herein	Floating Rate Mezzanine
M-3[6]	$13,875,000	4.33 / 4.77	42 - 72 / 42 - 125	AA/Aa3	Mar 2035	Floating Rate Mezzanine
M-4[6]	$12,750,000	4.28 / 4.69	41 - 72 / 41 - 119	AA-/A1	Mar 2035	Floating Rate Mezzanine
M-5[6]	$11,625,000		Not Offered Herein	A+/A2	Not Offered Herein	Floating Rate Mezzanine
M-6[6]	$10,875,000		Not Offered Herein	A/A3	Not Offered Herein	Floating Rate Mezzanine
M-7[6]	$9,750,000		Not Offered Herein	A-/Baa1	Not Offered Herein	Floating Rate Mezzanine
M-8[6]	$6,750,000		Not Offered Herein	BBB+/Baa2	Not Offered Herein	Floating Rate Mezzanine
B[6]	$7,500,000		Not Offered Herein	BBB/Baa3	Not Offered Herein	Floating Rate Subordinate
Total:	**$750,000,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *The Class 1-A-1 and Class 1-A-2 Certificates (collectively the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(5) *The Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(6) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1 and Group 2 Mortgage Loans.*
(7) *Rating Agency Contacts: [Michael McCormick, Standard & Poors, 212.438.1937]; Rachel Peng, Moody's Ratings, 212-553-3831.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-BC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Class M-3 and Class M-4 Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The (i) Class 1-A and Class 2-A Certificates (collectively, the "***Senior Certificates***") and (ii) the Class M-1, Class M-2, Class M-5, Class M-6, Class M-7, Class M-8, Class B, Class C, Class P and Class AR

Certificates are collectively the "*Non-Offered Certificates*". The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "*Certificates*."

Private Placement: The Class M-3 and Class M-4 Certificates (the "Privately Placed Certificates") have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Privately Placed Certificates will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act. The Privately Placed Certificates are not offered herein.

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of [April 1, 2005].

Cut-off Date: As to any Mortgage Loan, the later of [April 1, 2005] and the origination date of such Mortgage Loan.

Expected Pricing Date: April [14], 2005.

Expected Closing Date: April [29], 2005.

Expected Settlement Date: April [29], 2005.

Distribution Date: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in May 2005.

Accrued Interest: The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 50% CPR from month 25 until month 28, decreasing 1/6th of 15% CPR for each month thereafter, decreasing to 35% CPR in Month 34 and remaining constant at

35% CPR from month 35 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $774,278,186 (the ***"Mortgage Loans"***) of which: (i) approximately $424,520,540 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***") and (ii) approximately $349,757,647 were nonconforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the mortgage insurance premium rate (if any).

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related classes of Certificates. After the Closing Date, the notional amount of each Corridor Contract will amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the related Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the Seller or the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
1-A	AAA/Aaa	18.25%	36.50%
2-A	AAA/Aaa	18.25%	36.50%
M-1	AA+/Aa1	14.85%	29.70%
M-2	AA/Aa2	11.70%	23.40%
M-3	AA/Aa3	9.85%	19.70%
M-4	AA-/A1	8.15%	16.30%
M-5	A+/A2	6.60%	13.20%
M-6	A/A3	5.15%	10.30%
M-7	A-/Baa1	3.85%	7.70%
M-8	BBB+/Baa2	2.95%	5.90%
B	BBB/Baa3	1.95%	3.90%

(1) Initial o/c at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional credit support to the Class 1-A-1 Certificates.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will approximately equal the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first

by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, 1.95% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.90% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three-month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 42.00% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	2.75% with respect to May 2008, plus an additional 1/12th of 1.25% for each month thereafter
49 – 60	4.00% with respect to May 2009, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.25% with respect to May 2010, plus an additional 1/12th of 0.75% for each month thereafter
73+	6.00%

Group 1 Sequential Trigger Event:

A Group 1 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 37th Distribution Date if the aggregate amount of realized losses on the Group 1 Mortgage Loans divided by the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceeds 2.75%, or (b) on or after the 37th Payment Date if a Trigger Event is in effect.

Stepdown Date:

The later to occur of:

a. the Distribution Date in May 2008.

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 63.50% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to each class of Class 1-A Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and ii) from principal collections related to the Group 2 Mortgage Loans, to pay the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Subordinate Certificates;
3) Excess Cashflow, sequentially, as follows: as principal to the Senior Certificates and Subordinate Certificates to restore or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay unreimbursed realized loss amounts on the Class 1-A-2 Certificates;
5) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
6) Any remaining Excess Cashflow to pay related Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contracts (as described above);
7) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates (as described below under "Class 1-A Principal Distributions" and "Class 2-A Principal Distributions"), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one group of Senior Certificates are retired prior to the other group of Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and (b) the Class 2-A Certificates (as described below under "Class 2-A

Principal Distributions"), such that the unpaid principal balance of the Senior Certificates in the aggregate will have 36.50% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.70% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.40% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 19.70% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 16.30% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 13.20% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 10.30% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 7.70% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.90% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 3.90% Subordination.

All prepayment charges collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

Class 1-A Principal Distributions: Principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 1 Sequential Trigger Event is in effect, then principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 2-A Principal Distributions: Principal distributed on the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class M-3 (To Call)

Margin 0.48%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	48	48	48	48	48
WAL (yr)	8.09	5.40	4.33	4.15	3.57
MDUR (yr)	6.94	4.87	4.01	3.86	3.36
First Prin Pay	Feb09	Jun08	Oct08	Mar09	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-3 (To Maturity)

Margin 0.48%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	49	50	50	50	56
WAL (yr)	8.86	5.97	4.77	4.49	5.49
MDUR (yr)	7.40	5.28	4.34	4.14	4.99
First Prin Pay	Feb09	Jun08	Oct08	Mar09	Mar10
Last Prin Pay	Apr25	May19	Sep15	May13	Sep11

Class M-4 (To Call)

Margin 0.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	8.09	5.38	4.28	3.97	3.57
MDUR (yr)	6.90	4.84	3.95	3.70	3.35
First Prin Pay	Feb09	Jun08	Sep08	Dec08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-4 (To Maturity)

Margin 0.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	62	62	62	62	67
WAL (yr)	8.82	5.93	4.69	4.28	4.69
MDUR (yr)	7.33	5.22	4.26	3.95	4.31
First Prin Pay	Feb09	Jun08	Sep08	Dec08	Aug09
Last Prin Pay	Jul24	Sep18	Mar15	Dec12	May11

(1) See definition of Pricing Prepayment Speed above.

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	122,250,000	7.26255%	8.25000%	41	94,689,790	8.93933%	8.93933%
2	122,250,000	6.26076%	8.46002%	42	88,355,173	8.92739%	8.92739%
3	122,250,000	6.05768%	8.03966%	43	82,227,159	9.22385%	9.22385%
4	122,250,000	6.27260%	8.45954%	44	76,298,771	8.93978%	8.93978%
5	122,250,000	6.06219%	8.24908%	45	70,563,853	9.28454%	9.28454%
6	122,250,000	6.06225%	8.03861%	46	65,015,965	8.96375%	8.96375%
7	122,250,000	6.27274%	8.45943%	47	59,647,970	8.95020%	8.95020%
8	122,250,000	6.08386%	8.03791%	48	55,492,526	9.50000%	9.50000%
9	122,250,000	6.33382%	8.46147%	49	53,638,732	8.92570%	9.36532%
10	122,250,000	6.12520%	8.24697%	50	51,844,034	9.23998%	10.02705%
11	122,250,000	6.12502%	7.56362%	51	50,106,464	8.94809%	9.34302%
12	122,250,000	6.80786%	8.93001%	52	48,424,103	9.24047%	10.01526%
13	122,250,000	6.12465%	8.03440%	53	46,795,028	8.92005%	9.71661%
14	122,250,000	6.34743%	8.45410%	54	45,217,443	8.90622%	9.36795%
15	122,250,000	6.15273%	8.01637%	55	43,689,615	9.20455%	10.03786%
16	122,250,000	6.36837%	8.44045%	56	42,209,435	8.91557%	9.40553%
17	122,250,000	6.15583%	8.22695%	57	40,775,142	9.24444%	10.10015%
18	122,250,000	6.15849%	8.01250%	58	39,385,272	8.92421%	9.80153%
19	122,250,000	6.43260%	8.44268%	59	38,038,868	8.90891%	8.90891%
20	122,250,000	7.03952%	7.97285%	60	36,734,463	9.87328%	10.79608%
21	122,250,000	8.29550%	8.46420%	61	35,470,647	8.88132%	9.97302%
22	122,250,000	8.01238%	8.18442%	62	34,246,062	9.19000%	10.65057%
23	122,250,000	7.99794%	7.99794%	63	33,059,395	8.89486%	10.02025%
24	122,250,000	8.86560%	9.06554%	64	31,909,375	9.18386%	10.68280%
25	122,250,000	7.98761%	8.90694%	65	30,874,693	8.86349%	10.38590%
26	122,250,000	8.52397%	9.25677%	66	29,828,861	8.84742%	10.04495%
27	122,250,000	8.48903%	8.48903%	67	28,816,341	9.13548%	10.70309%
28	122,250,000	8.76844%	8.95681%	68	27,836,034	8.82928%	10.06769%
29	122,250,000	8.46599%	8.66822%	69	26,886,883	9.13181%	10.73399%
30	122,250,000	8.45795%	8.45795%	70	25,967,858	8.81281%	10.43848%
31	122,250,000	8.75470%	8.94882%	71	25,077,944	8.79615%	9.33705%
32	122,250,000	8.62040%	8.62040%	72	24,216,177	9.74690%	11.42102%
33	122,250,000	9.16996%	9.16996%				
34	122,250,000	8.85563%	8.85563%				
35	122,250,000	8.84442%	8.84442%				
36	122,250,000	9.25000%	9.25000%				
37	122,250,000	8.82857%	8.82857%				
38	115,009,280	9.19774%	9.19774%				
39	108,008,017	8.96410%	8.96410%				
40	101,238,236	9.25000%	9.25000%				

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.513	7.513
2	6.301	8.500
3	6.518	8.500
4	6.312	8.500
5	6.312	8.500
6	6.522	8.500
7	6.312	8.500
8	6.543	8.500
9	6.366	8.500
10	6.368	8.500
11	7.050	8.500
12	6.368	8.500
13	6.580	8.500
14	6.371	8.500
15	6.586	8.500
16	6.375	8.500
17	6.375	8.500
18	6.590	8.500
19	6.433	8.500
20	7.425	8.500
21	8.025	8.500
22	8.017	8.500
23	8.862	9.204
24	7.991	8.500
25	8.246	9.500
26	7.996	9.500
27	8.259	9.633
28	7.983	9.500
29	7.975	9.500
30	8.236	9.599
31	7.974	9.500
32	8.347	10.174
33	8.262	10.562
34	8.254	10.549
35	8.815	11.259
36	8.239	10.517
37	8.507	10.872
38	8.238	10.636
39	8.513	11.135
40	8.230	10.758

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
41	8.221	10.739
42	8.487	11.078
43	8.206	10.706
44	8.470	11.094
45	8.188	10.783
46	8.179	10.763
47	9.046	11.894
48	8.162	10.722
49	8.425	11.500
50	8.144	11.500
51	8.406	11.500
52	8.126	11.500
53	8.117	11.500
54	8.378	11.500
55	8.104	11.500
56	8.373	11.500
57	8.105	11.500
58	8.096	11.500
59	8.953	11.736
60	8.077	11.500
61	8.336	12.000
62	8.057	12.000
63	8.315	12.000
64	8.037	12.000
65	8.027	12.000
66	8.284	12.000
67	8.007	12.000
68	8.263	12.000
69	7.987	12.000
70	7.976	12.000
71	8.820	12.000
72	7.956	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%)and includes all projected cash proceeds (if any) from the Corridor Contract.

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		4,134	
Total Outstanding Balance		$774,278,186	
Average Loan Balance		$187,295	$8,029 to $705,476
WA Mortgage Rate		7.023%	4.700% to 13.090%
Net WAC		6.514%	4.191% to 12.581%
ARM Characteristics			
WA Gross Margin		6.384%	4.500% to 8.840%
WA Months to First Roll		21	1 to 57
WA First Periodic Cap		2.899%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.611%	1.000% to 2.000%
WA Lifetime Cap		13.660%	10.700% to 16.740%
WA Lifetime Floor		7.022%	4.700% to 9.740%
WA Original Term (months)		359	120 to 360
WA Remaining Term (months)		353	116 to 360
WA LTV		78.83%	9.92% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		621	
WA DTI%		41.28%	
Secured by (% of pool)	1st Liens	99.28%	
	2nd Liens	0.72%	
Prepayment Penalty at Loan Orig (% of all loans)		82.92%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	43.02%	SFR	75.82%	FULL	56.98%	RCO	57.16%	OO	95.83%	PP	72.76%	0	17.08%
FL	8.19%	PUD	11.25%	STATED	43.02%	PUR	30.69%	INV	3.98%	PR	10.89%	6	0.01%
IL	6.63%	CND	4.85%			RNC	12.15%	2H	0.19%	A-	4.32%	12	5.80%
VA	4.36%	2 FAM	4.79%							B	6.77%	24	52.09%
MD	3.81%	3 FAM	1.77%							C	4.87%	36	24.81%
										C-	0.09%	60	0.20%
										D	0.31%		

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Program								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$4,933,758	21	0.64	$234,941	6.854	355.59	616	79.3
1/29 LIB6M	$17,262,181	70	2.23	$246,603	7.255	355.71	630	84.5
1/29 LIB6M - IO	$4,914,543	23	0.63	$213,676	7.347	355.95	646	86.8
2/28 LIB6M	$436,479,045	2,255	56.37	$193,561	7.163	355.55	606	79.3
2/28 LIB6M - IO	$90,377,027	371	11.67	$243,604	6.654	355.36	652	80.7
3/27 LIB6M	$72,598,359	484	9.38	$149,997	6.762	355.44	619	78.0
3/27 LIB6M - IO	$20,530,846	121	2.65	$169,676	6.507	355.39	635	79.8
5/25 LIB6M	$6,129,974	32	0.79	$191,562	6.708	355.70	644	78.0
5/25 LIB6M - IO	$3,304,749	13	0.43	$254,211	7.061	354.97	628	73.4
10Yr Fixed	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
15Yr Fixed	$3,449,748	33	0.45	$104,538	6.963	175.52	653	64.6
15Yr Fixed - 2nd	$38,126	1	0.00	$38,126	12.100	167.00	671	100.0
20Yr Fixed	$2,959,815	23	0.38	$128,688	6.903	235.38	614	68.7
20Yr Fixed - 2nd	$86,518	3	0.01	$28,839	11.431	225.45	629	100.0
25Yr Fixed	$126,682	1	0.02	$126,682	6.250	296.00	653	87.9
30Yr Fixed	$103,073,682	571	13.31	$180,514	6.893	355.37	643	74.2
30Yr Fixed - 2nd	$2,182,510	36	0.28	$60,625	9.534	352.93	686	98.8
30Yr Fixed - IO	$2,398,943	8	0.31	$299,868	6.292	355.03	710	76.9
30/15 Fixed Balloon - 2nd	$3,283,236	67	0.42	$49,004	9.600	172.10	678	96.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Original Term								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$656,530,481	3,390	84.79	$193,667	7.025	355.51	616	79.5
Fixed 120	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
Fixed 180	$6,771,109	101	0.87	$67,041	8.271	173.81	665	80.0
Fixed 240	$3,046,334	26	0.39	$117,167	7.031	235.10	615	69.6
Fixed 300	$126,682	1	0.02	$126,682	6.250	296.00	653	87.9
Fixed 360	$107,655,135	615	13.90	$175,049	6.933	355.31	645	74.8
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$487,115	25	0.06	$19,485	10.427	233.82	644	98.8
$25,000.01 - $50,000.00	$3,014,505	74	0.39	$40,737	8.738	276.47	638	74.2
$50,000.01 - $75,000.00	$17,240,748	269	2.23	$64,092	7.768	343.43	621	76.4
$75,000.01 - $100,000.00	$35,492,102	399	4.58	$88,953	7.430	347.49	619	78.5
$100,000.01 - $150,000.00	$138,894,422	1,108	17.94	$125,356	7.173	352.12	614	77.9

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$135,311,774	778	17.48	$173,923	7.072	353.61	611	77.9
$200,000.01 - $250,000.00	$121,611,930	542	15.71	$224,376	7.043	354.95	612	77.5
$250,000.01 - $300,000.00	$96,724,790	352	12.49	$274,786	6.964	354.87	619	79.0
$300,000.01 - $350,000.00	$77,665,882	239	10.03	$324,962	6.933	355.40	631	81.2
$350,000.01 - $400,000.00	$59,501,636	159	7.68	$374,224	6.708	355.50	634	79.8
$400,000.01 - $450,000.00	$39,994,512	94	5.17	$425,474	6.722	355.48	635	81.5
$450,000.01 - $500,000.00	$31,185,535	65	4.03	$479,777	6.782	355.64	644	81.8
$500,000.01 - $550,000.00	$7,310,009	14	0.94	$522,143	6.481	354.98	643	81.1
$550,000.01 - $600,000.00	$3,944,972	7	0.51	$563,567	6.614	355.30	681	79.1
$600,000.01 - $650,000.00	$2,531,060	4	0.33	$632,765	5.706	355.00	632	83.4
$650,000.01 - $700,000.00	$2,661,718	4	0.34	$665,430	5.494	354.74	681	80.6
$700,000.01 - $750,000.00	$705,476	1	0.09	$705,476	6.640	356.00	604	62.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$706,021	7	0.09	$100,860	7.837	348.76	643	85.7
Arizona	$17,391,183	123	2.25	$141,392	6.752	353.94	622	79.9
Arkansas	$1,225,305	13	0.16	$94,254	7.526	343.70	619	82.1
California	$333,065,588	1,314	43.02	$253,475	6.795	353.06	624	76.2
Colorado	$10,125,687	59	1.31	$171,622	6.750	350.22	629	80.8
Connecticut	$7,879,829	43	1.02	$183,252	7.303	351.86	620	83.1
Delaware	$2,543,071	15	0.33	$169,538	7.241	353.52	604	79.4
Florida	$63,399,526	396	8.19	$160,100	7.160	353.98	618	79.8
Georgia	$13,471,158	96	1.74	$140,325	7.610	354.11	610	83.8
Hawaii	$2,820,548	9	0.36	$313,394	6.124	355.21	611	75.5
Idaho	$1,804,365	13	0.23	$138,797	6.989	354.78	636	83.6
Illinois	$51,372,992	290	6.63	$177,148	7.345	355.02	622	82.1
Indiana	$2,958,315	30	0.38	$98,610	7.043	347.84	617	80.9
Iowa	$1,535,559	13	0.20	$118,120	7.013	355.46	647	82.9
Kansas	$1,726,122	15	0.22	$115,075	7.362	355.98	618	80.5
Kentucky	$2,743,969	23	0.35	$119,303	7.149	355.36	627	84.1
Louisiana	$3,259,407	26	0.42	$125,362	7.396	355.41	628	85.2
Maine	$628,288	4	0.08	$157,072	7.440	352.52	580	75.1
Maryland	$29,477,793	146	3.81	$201,903	7.232	353.58	605	79.9
Massachusetts	$10,314,052	40	1.33	$257,851	6.815	355.63	617	74.8
Michigan	$13,191,918	101	1.70	$130,613	7.585	350.54	626	84.6
Minnesota	$14,503,190	86	1.87	$168,642	7.197	355.60	622	82.1
Mississippi	$1,458,202	15	0.19	$97,213	7.688	343.70	599	82.6
Missouri	$6,520,426	61	0.84	$106,892	7.323	352.80	611	82.7
Montana	$286,880	2	0.04	$143,440	6.821	355.46	584	61.3

Aggregate

ARM and Fixed $774,278,186

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Nebraska	$1,161,804	10	0.15	$116,180	6.748	355.50	633	82.6
Nevada	$16,523,223	90	2.13	$183,591	7.176	353.27	608	76.5
New Hampshire	$1,578,279	9	0.20	$175,364	7.201	356.00	600	78.9
New Jersey	$8,995,930	48	1.16	$187,415	7.492	354.13	604	77.6
New Mexico	$2,969,891	18	0.38	$164,994	7.754	350.90	622	82.8
New York	$21,503,043	82	2.78	$262,232	7.032	353.82	646	80.8
North Carolina	$11,360,439	91	1.47	$124,840	7.247	353.77	618	82.4
North Dakota	$120,025	1	0.02	$120,025	7.090	355.00	602	80.0
Ohio	$13,316,181	143	1.72	$93,120	7.419	347.48	616	84.3
Oklahoma	$2,777,672	24	0.36	$115,736	7.142	356.00	622	87.8
Oregon	$6,378,045	45	0.82	$141,734	6.951	353.96	627	78.7
Pennsylvania	$12,927,032	98	1.67	$131,908	7.320	348.36	608	79.5
Rhode Island	$3,164,876	18	0.41	$175,826	7.311	356.08	600	77.0
South Carolina	$5,726,819	47	0.74	$121,847	7.248	355.76	622	79.3
South Dakota	$309,189	3	0.04	$103,063	6.826	355.70	622	83.8
Tennessee	$7,040,350	65	0.91	$108,313	7.091	352.85	621	80.9
Texas	$7,621,960	68	0.98	$112,088	7.169	355.24	627	83.0
Utah	$1,363,399	8	0.18	$170,425	6.770	355.52	644	83.7
Virginia	$33,753,200	187	4.36	$180,498	7.297	355.43	608	80.3
Washington	$14,161,526	81	1.83	$174,834	6.627	354.73	627	81.1
West Virginia	$971,912	10	0.13	$97,191	7.503	337.06	617	77.6
Wisconsin	$5,894,378	45	0.76	$130,986	7.208	352.87	630	82.4
Wyoming	$249,618	3	0.03	$83,206	7.873	354.59	578	75.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$23,975,262	176	3.10	$136,223	6.918	345.29	602	41.4
50.01 - 55.00	$10,603,939	68	1.37	$155,940	7.224	344.51	582	52.9
55.01 - 60.00	$25,428,561	135	3.28	$188,360	6.861	353.28	587	57.9
60.01 - 65.00	$46,055,441	220	5.95	$209,343	6.875	353.57	595	63.5
65.01 - 70.00	$51,974,240	259	6.71	$200,673	6.960	354.29	595	68.5
70.01 - 75.00	$66,044,472	335	8.53	$197,148	7.131	352.87	591	74.0
75.01 - 80.00	$265,191,122	1,486	34.25	$178,460	6.783	355.08	631	79.7
80.01 - 85.00	$96,764,646	476	12.50	$203,287	7.149	354.46	611	84.3
85.01 - 90.00	$115,847,126	553	14.96	$209,488	7.178	354.15	637	89.6
90.01 - 95.00	$50,054,648	229	6.46	$218,579	7.387	354.18	653	94.7
95.01 - 100.00	$22,338,729	197	2.89	$113,395	8.034	334.15	672	99.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$20,676,700	70	2.67	$295,381	4.907	354.55	624	75.5
5.001 - 5.500	$19,433,328	77	2.51	$252,381	5.152	352.63	629	76.3
5.501 - 6.000	$73,408,086	324	9.48	$226,568	5.909	354.59	659	76.7
6.001 - 6.500	$128,464,710	618	16.59	$207,872	6.324	353.68	649	77.5
6.501 - 7.000	$186,734,920	975	24.12	$191,523	6.813	353.43	632	78.3
7.001 - 7.500	$117,199,700	648	15.14	$180,864	7.308	354.98	610	79.0
7.501 - 8.000	$121,593,984	687	15.70	$176,993	7.786	353.85	596	81.1
8.001 - 8.500	$56,823,927	352	7.34	$161,432	8.276	353.81	582	81.3
8.501 - 9.000	$45,478,158	301	5.87	$151,090	8.763	353.27	572	79.8
9.001 - 9.500	$1,226,557	15	0.16	$81,770	9.287	292.35	591	89.4
9.501 - 10.000	$1,323,439	23	0.17	$57,541	9.839	254.01	629	94.9
10.001 - 10.500	$453,651	9	0.06	$50,406	10.370	204.42	639	97.9
10.501 - 11.000	$734,602	19	0.09	$38,663	10.942	239.42	653	92.6
11.001 - 11.500	$601,766	11	0.08	$54,706	11.248	279.98	623	96.9
11.501 - 12.000	$14,584	1	0.00	$14,584	11.750	171.00	673	100.0
12.001 - 12.500	$53,515	2	0.01	$26,758	12.179	168.73	676	100.0
12.501 - 13.000	$29,800	1	0.00	$29,800	12.990	167.00	662	100.0
13.001 - 13.500	$26,760	1	0.00	$26,760	13.090	223.00	642	100.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Property Type								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$587,019,064	3,234	75.82	$181,515	7.012	353.29	617	78.5
PUD	$87,102,276	426	11.25	$204,465	6.977	353.64	624	80.8
CND	$37,569,043	213	4.85	$176,380	7.117	352.89	639	80.6
2 FAM	$37,100,992	164	4.79	$226,226	7.136	353.18	639	78.4
3 FAM	$13,695,866	49	1.77	$279,507	7.014	355.50	662	77.7
4 FAM	$6,325,159	20	0.82	$316,258	7.295	355.02	612	74.1
CNDP	$3,826,565	17	0.49	$225,092	7.396	353.44	644	84.7
MNF	$825,004	7	0.11	$117,858	6.636	355.42	675	76.0
APUD	$605,321	2	0.08	$302,661	6.198	353.00	623	73.3
SFRA	$208,896	2	0.03	$104,448	7.301	355.59	584	83.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Purpose								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$442,568,248	2,197	57.16	$201,442	7.029	353.24	609	75.9
PUR	$237,615,275	1,396	30.69	$170,212	6.996	353.32	646	83.5

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RNC	$94,094,663	541	12.15	$173,927	7.059	354.07	611	81.1
	$774,278,186	4,134	100.00	$187,295	7.023	353.36	621	78.8

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$741,999,352	3,929	95.83	$188,852	6.998	353.32	620	78.8
INV	$30,815,174	195	3.98	$158,027	7.582	354.97	650	78.5
2H	$1,463,660	10	0.19	$146,366	7.499	342.97	650	83.1
	$774,278,186	4,134	100.00	$187,295	7.023	353.36	621	78.8

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
121 - 180	$6,771,109	101	0.87	$67,041	8.271	173.81	665	80.0
181 - 300	$3,173,016	27	0.41	$117,519	7.000	237.53	616	70.3
301 - 360	$764,185,616	4,005	98.70	$190,808	7.012	355.48	620	78.9
	$774,278,186	4,134	100.00	$187,295	7.023	353.36	621	78.8

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$441,194,780	2,581	56.98	$170,939	6.870	353.48	609	78.9
STATED INCOME	$333,083,406	1,553	43.02	$214,477	7.225	353.21	636	78.7
	$774,278,186	4,134	100.00	$187,295	7.023	353.36	621	78.8

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$202,895	2	0.03	$101,448	5.702	219.18	805	71.0
781 - 800	$3,775,857	15	0.49	$251,724	6.638	349.96	791	79.5
761 - 780	$6,066,291	30	0.78	$202,210	6.684	347.30	770	84.9
741 - 760	$12,631,141	66	1.63	$191,381	6.724	344.88	750	83.4
721 - 740	$15,327,727	77	1.98	$199,061	6.598	353.90	731	83.2
701 - 720	$26,821,154	131	3.46	$204,742	6.775	349.98	710	84.7

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
681 - 700	$42,327,765	205	5.47	$206,477	6.753	352.29	691	82.1
661 - 680	$62,716,965	316	8.10	$198,471	6.798	353.64	670	81.5
641 - 660	$110,920,048	574	14.33	$193,241	6.673	353.50	650	81.5
621 - 640	$115,115,789	604	14.87	$190,589	6.702	353.21	630	81.4
601 - 620	$108,378,491	621	14.00	$174,523	6.855	353.50	611	78.9
581 - 600	$68,963,223	383	8.91	$180,061	7.184	353.34	591	76.6
561 - 580	$69,010,342	376	8.91	$183,538	7.445	354.45	571	75.2
541 - 560	$57,923,862	321	7.48	$180,448	7.637	354.84	551	74.3
521 - 540	$50,338,255	286	6.50	$176,008	7.848	354.71	531	72.3
501 - 520	$23,154,944	122	2.99	$189,795	7.972	355.68	511	70.0
<= 500	$603,439	5	0.08	$120,688	8.229	356.11	500	55.7
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$84,297,158	487	10.89	$173,095	7.221	350.64	600	78.3
PP	$563,402,149	2,975	72.76	$189,379	6.860	353.56	635	80.2
A-	$33,460,224	171	4.32	$195,674	7.507	353.70	573	76.4
B	$52,380,122	285	6.77	$183,790	7.640	354.44	567	72.7
C	$37,705,489	198	4.87	$190,432	7.651	354.51	575	70.4
C-	$669,705	4	0.09	$167,426	8.066	354.99	566	75.7
D	$2,363,340	14	0.31	$168,810	7.825	355.37	579	66.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$132,243,607	768	17.08	$172,192	7.394	352.68	626	82.1
6	$89,437	1	0.01	$89,437	9.600	168.00	603	100.0
12	$44,939,601	180	5.80	$249,664	7.040	354.46	638	80.5
24	$403,328,144	2,058	52.09	$195,981	7.090	354.90	612	79.0
36	$192,114,170	1,120	24.81	$171,531	6.621	350.43	631	75.8
60	$1,563,227	7	0.20	$223,318	6.914	354.46	602	68.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Months to Roll (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$6,887,350	27	1.05	$255,087	6.967	354.85	628	81.3
7 - 12	8	$20,654,031	89	3.15	$232,068	7.287	355.87	629	84.8
13 - 18	17	$67,146,687	312	10.23	$215,214	6.909	353.14	621	81.0
19 - 24	20	$459,278,484	2,312	69.96	$198,650	7.099	355.87	613	79.4
25 - 31	31	$41,118,890	253	6.26	$162,525	6.416	354.65	626	78.5
32 - 37	32	$52,010,315	352	7.92	$147,757	6.935	356.04	620	78.4
>= 38	55	$9,434,723	45	1.44	$209,661	6.831	355.44	638	76.4
		$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Margin (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$690,345	3	0.11	$230,115	5.138	354.21	626	73.8
5.001 - 6.000	$339,708,456	1,549	51.74	$219,308	6.692	355.50	635	81.1
6.001 - 7.000	$255,948,724	1,414	38.99	$181,010	7.263	355.53	600	77.5
7.001 - 8.000	$48,923,210	341	7.45	$143,470	7.756	355.42	588	79.6
8.001 - 9.000	$11,259,746	83	1.72	$135,660	8.576	355.65	557	78.9
6.384	**$656,530,481**	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Maximum Rates (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$20,065,082	67	3.06	$299,479	4.904	354.60	620	75.7
11.001 - 11.500	$17,538,716	70	2.67	$250,553	5.138	354.31	621	76.8
11.501 - 12.000	$17,139,876	106	2.61	$161,697	5.822	355.55	649	80.1
12.001 - 12.500	$38,323,792	251	5.84	$152,684	6.296	355.45	632	77.9
12.501 - 13.000	$104,901,651	557	15.98	$188,333	6.444	355.52	638	78.6
13.001 - 13.500	$98,842,162	474	15.06	$208,528	6.676	355.53	634	79.0
13.501 - 14.000	$123,690,118	602	18.84	$205,465	7.040	355.62	623	79.3
14.001 - 14.500	$74,817,975	393	11.40	$190,377	7.477	355.51	603	80.7
14.501 - 15.000	$87,894,950	449	13.39	$195,757	7.871	355.65	592	81.6
15.001 - 15.500	$40,407,396	221	6.15	$182,839	8.293	355.69	581	82.2
15.501 - 16.000	$32,038,002	194	4.88	$165,144	8.772	355.71	567	79.5
16.001 - 16.500	$591,371	4	0.09	$147,843	9.288	352.18	516	79.6
16.501 - 17.000	$279,390	2	0.04	$139,695	9.740	352.50	526	78.9
13.660	**$656,530,481**	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Initial Periodic Rate Cap (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$681,025	3	0.10	$227,008	8.073	351.59	624	83.4
1.500	$507,894	2	0.08	$253,947	7.659	352.00	622	84.2
2.000	$64,051,423	246	9.76	$260,372	5.947	354.97	624	79.6
3.000	$591,290,140	3,139	90.06	$188,369	7.140	355.58	616	79.5
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Subsequent Periodic Rate Cap (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$241,594,610	1,468	36.80	$164,574	6.713	355.20	614	78.6
1.500	$28,028,301	118	4.27	$237,528	7.204	355.62	630	84.0
2.000	$386,907,570	1,804	58.93	$214,472	7.206	355.69	617	79.8
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Lifetime Rate Floor (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$20,445,082	68	3.11	$300,663	4.906	354.64	622	75.8
5.001 - 6.000	$78,130,882	344	11.90	$227,125	5.738	355.35	648	78.1
6.001 - 7.000	$258,267,194	1,295	39.34	$199,434	6.620	355.59	636	78.9
7.001 - 8.000	$206,830,099	1,122	31.50	$184,341	7.564	355.51	600	80.7
8.001 - 9.000	$91,832,945	553	13.99	$166,063	8.487	355.64	573	80.6
9.001 - 10.000	$1,024,279	8	0.16	$128,035	9.393	352.39	529	81.7
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Next Interest Adjustment Date (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$871,593	3	0.13	$290,531	5.707	355.00	618	68.3
06/05	$2,622,659	12	0.40	$218,555	6.934	356.00	634	82.9
07/05	$814,243	4	0.12	$203,561	7.700	357.00	574	83.7
08/05	$850,625	2	0.13	$425,313	7.275	352.00	621	82.9
09/05	$975,618	3	0.15	$325,206	6.718	353.00	682	86.7
10/05	$752,613	3	0.11	$250,871	7.726	354.00	619	79.5
11/05	$3,881,924	16	0.59	$242,620	7.214	355.00	618	82.8
12/05	$11,786,629	50	1.80	$235,733	7.254	356.00	642	85.9
01/06	$4,554,578	21	0.69	$216,885	7.390	357.00	613	84.0
03/06	$157,771	1	0.02	$157,771	7.600	348.00	578	90.0

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Next Interest Adjustment Date (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$342,992	2	0.05	$171,496	7.881	348.20	517	75.0
06/06	$489,239	3	0.07	$163,080	7.069	350.00	596	90.7
07/06	$1,569,100	8	0.24	$196,138	7.231	351.19	569	80.6
08/06	$12,440,450	59	1.89	$210,855	7.421	352.02	619	81.4
09/06	$26,307,391	119	4.01	$221,071	6.896	353.01	632	80.4
10/06	$30,051,177	153	4.58	$196,413	6.700	354.13	614	81.2
11/06	$160,336,700	872	24.42	$183,872	6.969	355.23	610	78.6
12/06	$229,493,874	1,099	34.96	$208,821	7.147	356.00	614	79.6
01/07	$65,667,378	310	10.00	$211,830	7.257	357.00	616	80.2
07/07	$79,422	1	0.01	$79,422	6.600	352.00	644	80.0
08/07	$977,143	6	0.15	$162,857	7.677	352.00	630	78.0
09/07	$3,043,651	12	0.46	$253,638	6.034	353.08	613	73.0
10/07	$9,062,849	55	1.38	$164,779	6.379	354.40	618	78.6
11/07	$54,355,480	372	8.28	$146,117	6.739	355.49	621	78.4
12/07	$23,363,774	148	3.56	$157,863	6.798	356.00	626	79.1
01/08	$2,246,885	11	0.34	$204,262	6.759	357.00	635	78.9
08/09	$479,500	1	0.07	$479,500	6.875	352.00	583	70.0
09/09	$442,909	3	0.07	$147,636	7.089	353.00	596	74.2
10/09	$483,799	3	0.07	$161,266	8.142	354.00	603	68.9
11/09	$2,559,653	11	0.39	$232,696	6.643	355.00	625	74.7
12/09	$3,963,199	19	0.60	$208,589	7.010	356.00	658	78.9
01/10	$1,505,664	8	0.23	$188,208	6.172	357.00	650	77.5
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

ABS New Transaction

Computational Materials

$750,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-BC2

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date: April 13, 2005*

$750,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC2

Class [(1)(2)]	Principal Balance [(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(7)]	Last Scheduled Distribution Date	Certificate Type
1-A-1[(4)]	$267,840,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Super Senior
1-A-2[(4)]	$66,960,000		Not Offered Herein	AAA/Aaa	Not Offered Herein	Floating Rate Senior Support
2-A-1[(5)]	$180,895,000	0.94 / 0.94	1 - 22 / 1 - 22	AAA/Aaa	Jun 2028	Floating Rate Senior
2-A-2[(5)]	$80,140,000	2.60 / 2.60	22 - 60 / 22 - 60	AAA/Aaa	Nov 2033	Floating Rate Senior
2-A-3[(5)]	$31,915,000	5.81 / 7.59	60 - 72 / 60 - 176	AAA/Aaa	May 2035	Floating Rate Senior
M-1[(6)]	$25,500,000	4.61 / 5.09	46 - 72 / 46 - 141	AA+/Aa1	Apr 2035	Floating Rate Mezzanine
M-2[(6)]	$23,625,000	4.43 / 4.89	43 - 72 / 43 - 134	AA/Aa2	Apr 2035	Floating Rate Mezzanine
M-3[(6)]	$13,875,000		Not Offered Herein (144A)			Floating Rate Mezzanine
M-4[(6)]	$12,750,000		Not Offered Herein (144A)			Floating Rate Mezzanine
M-5[(6)]	$11,625,000	4.24 / 4.61	40 - 72 / 40 - 112	A+/A2	Feb 2035	Floating Rate Mezzanine
M-6[(6)]	$10,875,000	4.20 / 4.52	39 - 72 / 39 - 105	A/A3	Jan 2035	Floating Rate Mezzanine
M-7[(6)]	$9,750,000	4.18 / 4.42	38 - 72 / 38 - 96	A-/Baa1	Dec 2034	Floating Rate Mezzanine
M-8[(6)]	$6,750,000	4.16 / 4.30	38 - 72 / 38 - 86	BBB+/Baa2	Oct 2034	Floating Rate Mezzanine
B[(6)]	$7,500,000	4.11 / 4.13	37 - 72 / 37 - 77	BBB/Baa3	Jul 2034	Floating Rate Subordinate
Total:	**$750,000,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *The Class 1-A-1 and Class 1-A-2 Certificates (collectively the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(5) *The Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(6) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1 and Group 2 Mortgage Loans.*
(7) *Rating Agency Contacts: [Michael McCormick, Standard & Poors, 212.438.1937]; Rachel Peng, Moody's Ratings, 212-553-3831.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-BC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class 1-A and Class 2-A Certificates (collectively, the "***Senior Certificates***") and (ii) the Class M-1, Class M-2, Class M-5, Class M-6, Class M-7, Class M-8 and Class B (other than the Class 1-A-1 and 1-A-2, which are not offered herein) are together referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class M-3, Class M-4, Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."
Private Placement:	The Class M-3 and Class M-4 Certificates (the "Privately Placed Certificates") have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Privately Placed Certificates will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act. The Privately Placed Certificates are not offered herein.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of [April 1, 2005].
Cut-off Date:	As to any Mortgage Loan, the later of [April 1, 2005] and the origination date of such Mortgage Loan.
Expected Pricing Date:	April [14], 2005.
Expected Closing Date:	April [29], 2005.
Expected Settlement Date:	April [29], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in May 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 50% CPR from month 25 until month 28, decreasing 1/6th of

15% CPR for each month thereafter, decreasing to 35% CPR in Month 34 and remaining constant at 35% CPR from month 35 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $774,278,186 (the ***"Mortgage Loans"***) of which: (i) approximately $424,520,540 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 1 Mortgage Loans"***) and (ii) approximately $349,757,647 were nonconforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the mortgage insurance premium rate (if any).

Net Rate Cap: The ***"Net Rate Cap"*** is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the ***"Corridor Contracts"***). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related classes of Certificates. After the Closing Date, the notional amount of each Corridor Contract will amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the related Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the Seller or the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
1-A	AAA/Aaa	18.25%	36.50%
2-A	AAA/Aaa	18.25%	36.50%
M-1	AA+/Aa1	14.85%	29.70%
M-2	AA/Aa2	11.70%	23.40%
M-3	AA/Aa3	9.85%	19.70%
M-4	AA-/A1	8.15%	16.30%
M-5	A+/A2	6.60%	13.20%
M-6	A/A3	5.15%	10.30%
M-7	A-/Baa1	3.85%	7.70%
M-8	BBB+/Baa2	2.95%	5.90%
B	BBB/Baa3	1.95%	3.90%

(1) Initial o/c at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional credit support to the Class 1-A-1 Certificates.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will approximately equal the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, 1.95% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.90% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three-month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 42.00% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	2.75% with respect to May 2008, plus an additional 1/12th of 1.25% for each month thereafter
49 – 60	4.00% with respect to May 2009, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.25% with respect to May 2010, plus an additional 1/12th of 0.75% for each month thereafter
73+	6.00%

Group 1 Sequential Trigger Event: A Group 1 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 37th Distribution Date if the aggregate amount of realized losses on the Group 1 Mortgage Loans divided by the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceeds 2.75%, or (b) on or after the 37th Payment Date if a Trigger Event is in effect.

Stepdown Date:

The later to occur of:

a. the Distribution Date in May 2008.
b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 63.50% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to each class of Class 1-A Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and ii) from principal collections related to the Group 2 Mortgage Loans, to pay the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Subordinate Certificates;
3) Excess Cashflow, sequentially, as follows: as principal to the Senior Certificates and Subordinate Certificates to restore or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay unreimbursed realized loss amounts on the Class 1-A-2 Certificates;
5) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
6) Any remaining Excess Cashflow to pay related Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contracts (as described above);
7) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates (as described below under "Class 1-A Principal Distributions" and "Class 2-A Principal Distributions"), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one group of Senior Certificates are retired prior to the other group of Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and (b) the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions"), such that the unpaid principal balance of the Senior Certificates in the aggregate will have 36.50% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.70% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.40% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 19.70% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 16.30% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 13.20% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 10.30% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 7.70% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.90% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 3.90% Subordination.

All prepayment charges collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

Class 1-A Principal Distributions: Principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 1 Sequential Trigger Event is in effect, then principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 2-A Principal Distributions: Principal distributed on the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class 2-A-1 (To Call)

Margin	0.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.71	1.20	0.94	0.77	0.65
MDUR (yr)	1.65	1.17	0.93	0.76	0.64
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06

Class 2-A-1 (To Maturity)

Margin	0.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.71	1.20	0.94	0.77	0.65
MDUR (yr)	1.65	1.17	0.93	0.76	0.64
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06

Class 2-A-2 (To Call)

Margin	0.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	6.40	4.10	2.60	1.94	1.66
MDUR (yr)	5.76	3.83	2.48	1.88	1.61
First Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06
Last Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07

Class 2-A-2 (To Maturity)

Margin	0.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	6.40	4.10	2.60	1.94	1.66
MDUR (yr)	5.76	3.83	2.48	1.88	1.61
First Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06
Last Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-3 (To Call)

Margin 0.30%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	12.08	8.01	5.81	3.14	2.19
MDUR (yr)	9.99	7.05	5.29	2.98	2.12
First Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Oct07

Class 2-A-3 (To Maturity)

Margin 0.30%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	36	36	36	30
WAL (yr)	15.12	10.35	7.59	4.10	2.19
MDUR (yr)	11.80	8.68	6.65	3.75	2.12
First Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07
Last Prin Pay	Aug30	Jul24	Dec19	Dec16	Oct07

Class M-1 (To Call)

Margin 0.41%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	41	41	41	41	41
WAL (yr)	8.09	5.42	4.61	4.57	2.71
MDUR (yr)	6.96	4.91	4.26	4.24	2.59
First Prin Pay	Feb09	Aug08	Feb09	Nov09	Nov07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Mar08

Class M-1 (To Maturity)

Margin 0.41%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	42	43	43	45	41
WAL (yr)	8.93	6.06	5.09	5.79	2.71
MDUR (yr)	7.47	5.35	4.63	5.24	2.59
First Prin Pay	Feb09	Aug08	Feb09	Mar10	Nov07
Last Prin Pay	Mar27	Dec20	Jan17	Jun14	Mar08

Class M-2 (To Call)

Margin	0.44%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	44	44	44	44	44
WAL (yr)	8.09	5.40	4.43	4.47	3.32
MDUR (yr)	6.95	4.88	4.10	4.14	3.14
First Prin Pay	Feb09	Jul08	Nov08	Jun09	Mar08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-2 (To Maturity)

Margin	0.44%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	45	46	46	46	52
WAL (yr)	8.90	6.01	4.89	4.87	5.60
MDUR (yr)	7.44	5.31	4.45	4.47	5.02
First Prin Pay	Feb09	Jul08	Nov08	Jun09	Mar08
Last Prin Pay	May26	Mar20	Jun16	Dec13	Nov14

Class M-5 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	8.09	5.38	4.24	3.84	3.57
MDUR (yr)	6.88	4.83	3.91	3.58	3.35
First Prin Pay	Feb09	Jun08	Aug08	Oct08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-5 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	70
WAL (yr)	8.76	5.88	4.61	4.13	4.24
MDUR (yr)	7.28	5.18	4.19	3.81	3.92
First Prin Pay	Feb09	Jun08	Aug08	Oct08	Mar09
Last Prin Pay	Aug23	Dec17	Aug14	Jun12	Dec10

Class M-6 (To Call)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	73	73	73	73	73
WAL (yr)	8.09	5.38	4.20	3.74	3.57
MDUR (yr)	6.86	4.81	3.87	3.49	3.34
First Prin Pay	Feb09	May08	Jul08	Sep08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-6 (To Maturity)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	75	75	75	75	76
WAL (yr)	8.67	5.81	4.52	3.99	3.94
MDUR (yr)	7.21	5.11	4.11	3.69	3.66
First Prin Pay	Feb09	May08	Jul08	Sep08	Dec08
Last Prin Pay	Aug22	Mar17	Jan14	Dec11	Aug10

Class M-7 (To Call)

Margin	1.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	130	130	130	130	130
WAL (yr)	8.09	5.37	4.18	3.67	3.55
MDUR (yr)	6.68	4.71	3.79	3.38	3.28
First Prin Pay	Feb09	May08	Jun08	Aug08	Oct08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-7 (To Maturity)

Margin	1.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	132	133	133	133	133
WAL (yr)	8.54	5.70	4.42	3.86	3.71
MDUR (yr)	6.93	4.94	3.97	3.53	3.41
First Prin Pay	Feb09	May08	Jun08	Aug08	Oct08
Last Prin Pay	May21	Mar16	Apr13	Jun11	Feb10

Class M-8 (To Call)

Margin 1.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	8.09	5.37	4.16	3.61	3.43
MDUR (yr)	6.65	4.70	3.76	3.32	3.17
First Prin Pay	Feb09	May08	Jun08	Jul08	Aug08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-8 (To Maturity)

Margin 1.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	142	142	142	142	142
WAL (yr)	8.36	5.57	4.30	3.72	3.51
MDUR (yr)	6.80	4.83	3.87	3.40	3.24
First Prin Pay	Feb09	May08	Jun08	Jul08	Aug08
Last Prin Pay	Nov19	Feb15	Jun12	Oct10	Aug09

Class B (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	8.02	5.32	4.11	3.54	3.32
MDUR (yr)	6.42	4.57	3.66	3.21	3.03
First Prin Pay	Feb09	May08	May08	Jun08	Jul08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class B (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	8.06	5.35	4.13	3.55	3.33
MDUR (yr)	6.44	4.59	3.68	3.22	3.04
First Prin Pay	Feb09	May08	May08	Jun08	Jul08
Last Prin Pay	Aug18	Mar14	Sep11	Mar10	Feb09

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	292,950,000	7.14809%	8.75000%	41	46,583,539	8.93947%	8.93947%
2	286,128,149	5.95480%	8.75000%	42	46,583,539	9.23510%	9.23510%
3	279,777,401	6.17316%	8.75000%	43	46,583,539	8.92442%	8.92442%
4	272,744,982	5.96597%	8.75000%	44	46,583,539	9.27621%	9.27621%
5	265,059,892	5.96606%	8.75000%	45	46,583,539	8.96530%	8.96530%
6	256,757,628	6.17344%	8.75000%	46	46,583,539	8.95267%	8.95267%
7	247,953,654	5.96645%	8.75000%	47	46,583,539	9.92462%	9.92462%
8	238,737,477	6.22123%	8.75000%	48	46,583,539	8.92875%	8.92875%
9	229,727,990	6.05474%	8.75000%	49	45,471,439	9.22600%	9.59937%
10	220,997,062	6.05481%	8.75000%	50	44,054,478	8.94949%	9.65442%
11	212,535,352	6.73040%	8.75000%	51	42,683,923	9.24897%	9.60710%
12	204,334,453	6.05494%	8.75000%	52	41,358,075	8.92912%	9.66737%
13	196,386,217	6.26518%	8.75000%	53	40,075,407	8.91564%	9.67473%
14	188,682,752	6.07670%	8.73771%	54	38,834,465	9.20851%	9.62978%
15	181,217,287	6.31361%	8.72894%	55	37,633,851	8.90686%	9.69251%
16	173,982,283	6.10283%	8.72966%	56	36,471,491	9.26081%	9.68985%
17	166,966,953	6.10538%	8.72958%	57	35,345,962	8.94536%	9.75307%
18	160,160,942	6.32300%	8.72870%	58	34,256,783	8.93096%	9.76034%
19	153,542,061	6.23543%	8.72942%	59	33,202,857	9.89863%	9.89863%
20	146,816,404	8.16635%	8.70104%	60	32,182,999	8.90210%	9.77521%
21	136,961,586	8.05398%	8.67260%	61	31,196,070	9.19918%	10.23600%
22	127,177,327	8.04093%	8.67311%	62	30,240,983	8.91866%	10.31928%
23	117,924,590	8.91417%	8.91417%	63	29,316,696	9.21303%	10.28348%
24	109,212,150	8.01381%	8.66994%	64	28,422,138	8.89258%	10.33811%
25	101,423,864	8.31693%	9.16738%	65	27,556,314	8.87734%	10.34551%
26	94,497,264	8.55772%	8.71868%	66	26,718,267	9.16587%	10.30649%
27	88,335,465	8.88956%	8.88956%	67	25,907,069	8.85000%	10.35925%
28	82,832,383	8.58283%	8.65277%	68	25,121,838	9.16373%	10.33501%
29	77,908,186	8.57299%	8.65417%	69	24,361,725	8.84787%	10.39165%
30	73,474,530	8.86245%	8.86245%	70	23,625,865	8.83203%	10.39909%
31	69,226,118	8.59128%	8.62753%	71	22,913,454	9.78751%	10.26266%
32	65,119,281	9.14737%	9.14737%	72	22,223,712	8.80025%	10.41420%
33	61,158,676	8.88510%	8.88510%				
34	57,329,143	8.87492%	8.87492%				
35	53,626,292	9.49303%	9.49303%				
36	50,045,805	8.85579%	8.85579%				
37	46,583,539	9.16078%	9.16078%				
38	46,583,539	8.95450%	8.95450%				
39	46,583,539	9.26996%	9.26996%				
40	46,583,539	8.95128%	8.95128%				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	122,250,000	7.26255%	8.25000%	41	94,689,790	8.93933%	8.93933%
2	122,250,000	6.26076%	8.46002%	42	88,355,173	8.92739%	8.92739%
3	122,250,000	6.05768%	8.03966%	43	82,227,159	9.22385%	9.22385%
4	122,250,000	6.27260%	8.45954%	44	76,298,771	8.93978%	8.93978%
5	122,250,000	6.06219%	8.24908%	45	70,563,853	9.28454%	9.28454%
6	122,250,000	6.06225%	8.03861%	46	65,015,965	8.96375%	8.96375%
7	122,250,000	6.27274%	8.45943%	47	59,647,970	8.95020%	8.95020%
8	122,250,000	6.08386%	8.03791%	48	55,492,526	9.50000%	9.50000%
9	122,250,000	6.33382%	8.46147%	49	53,638,732	8.92570%	9.36532%
10	122,250,000	6.12520%	8.24697%	50	51,844,034	9.23998%	10.02705%
11	122,250,000	6.12502%	7.56362%	51	50,106,464	8.94809%	9.34302%
12	122,250,000	6.80786%	8.93001%	52	48,424,103	9.24047%	10.01526%
13	122,250,000	6.12465%	8.03440%	53	46,795,028	8.92005%	9.71661%
14	122,250,000	6.34743%	8.45410%	54	45,217,443	8.90622%	9.36795%
15	122,250,000	6.15273%	8.01637%	55	43,689,615	9.20455%	10.03786%
16	122,250,000	6.36837%	8.44045%	56	42,209,435	8.91557%	9.40553%
17	122,250,000	6.15583%	8.22695%	57	40,775,142	9.24444%	10.10015%
18	122,250,000	6.15849%	8.01250%	58	39,385,272	8.92421%	9.80153%
19	122,250,000	6.43260%	8.44268%	59	38,038,868	8.90891%	8.90891%
20	122,250,000	7.03952%	7.97285%	60	36,734,463	9.87328%	10.79608%
21	122,250,000	8.29550%	8.46420%	61	35,470,647	8.88132%	9.97302%
22	122,250,000	8.01238%	8.18442%	62	34,246,062	9.19000%	10.65057%
23	122,250,000	7.99794%	7.99794%	63	33,059,395	8.89486%	10.02025%
24	122,250,000	8.86560%	9.06554%	64	31,909,375	9.18386%	10.68280%
25	122,250,000	7.98761%	8.90694%	65	30,874,693	8.86349%	10.38590%
26	122,250,000	8.52397%	9.25677%	66	29,828,861	8.84742%	10.04495%
27	122,250,000	8.48903%	8.48903%	67	28,816,341	9.13548%	10.70309%
28	122,250,000	8.76844%	8.95681%	68	27,836,034	8.82928%	10.06769%
29	122,250,000	8.46599%	8.66822%	69	26,886,883	9.13181%	10.73399%
30	122,250,000	8.45795%	8.45795%	70	25,967,858	8.81281%	10.43848%
31	122,250,000	8.75470%	8.94882%	71	25,077,944	8.79615%	9.33705%
32	122,250,000	8.62040%	8.62040%	72	24,216,177	9.74690%	11.42102%
33	122,250,000	9.16996%	9.16996%				
34	122,250,000	8.85563%	8.85563%				
35	122,250,000	8.84442%	8.84442%				
36	122,250,000	9.25000%	9.25000%				
37	122,250,000	8.82857%	8.82857%				
38	115,009,280	9.19774%	9.19774%				
39	108,008,017	8.96410%	8.96410%				
40	101,238,236	9.25000%	9.25000%				

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.398	7.398
2	6.205	9.000
3	6.423	9.000
4	6.216	9.000
5	6.216	9.000
6	6.423	9.000
7	6.216	9.000
8	6.468	9.000
9	6.300	9.000
10	6.300	9.000
11	6.975	9.000
12	6.300	9.000
13	6.510	9.000
14	6.307	9.000
15	6.523	9.000
16	6.314	9.000
17	6.316	9.000
18	6.530	9.000
19	6.439	9.000
20	8.212	9.000
21	8.082	9.000
22	8.070	9.000
23	8.921	9.250
24	8.045	9.000
25	8.304	9.500
26	8.057	9.500
27	8.316	9.760
28	8.040	9.500
29	8.033	9.500
30	8.299	9.729
31	8.046	9.500
32	8.469	10.885
33	8.230	10.659
34	8.223	10.643
35	8.782	11.361
36	8.209	10.613
37	8.478	10.998
38	8.216	10.841
39	8.484	11.214
40	8.202	10.835

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
41	8.194	10.817
42	8.461	11.161
43	8.182	10.791
44	8.446	11.202
45	8.166	10.839
46	8.158	10.819
47	9.023	11.957
48	8.142	10.781
49	8.405	11.500
50	8.126	11.500
51	8.388	11.500
52	8.109	11.500
53	8.100	11.500
54	8.361	11.500
55	8.095	11.500
56	8.373	11.500
57	8.094	11.500
58	8.085	11.500
59	8.942	11.790
60	8.067	11.500
61	8.327	12.000
62	8.049	12.000
63	8.308	12.000
64	8.030	12.000
65	8.021	12.000
66	8.279	12.000
67	8.002	12.000
68	8.259	12.000
69	7.983	12.000
70	7.973	12.000
71	8.817	12.000
72	7.954	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.513	7.513
2	6.301	8.500
3	6.518	8.500
4	6.312	8.500
5	6.312	8.500
6	6.522	8.500
7	6.312	8.500
8	6.543	8.500
9	6.366	8.500
10	6.368	8.500
11	7.050	8.500
12	6.368	8.500
13	6.580	8.500
14	6.371	8.500
15	6.586	8.500
16	6.375	8.500
17	6.375	8.500
18	6.590	8.500
19	6.433	8.500
20	7.425	8.500
21	8.025	8.500
22	8.017	8.500
23	8.862	9.204
24	7.991	8.500
25	8.246	9.500
26	7.996	9.500
27	8.259	9.633
28	7.983	9.500
29	7.975	9.500
30	8.236	9.599
31	7.974	9.500
32	8.347	10.174
33	8.262	10.562
34	8.254	10.549
35	8.815	11.259
36	8.239	10.517
37	8.507	10.872
38	8.238	10.636
39	8.513	11.135
40	8.230	10.758

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
41	8.221	10.739
42	8.487	11.078
43	8.206	10.706
44	8.470	11.094
45	8.188	10.783
46	8.179	10.763
47	9.046	11.894
48	8.162	10.722
49	8.425	11.500
50	8.144	11.500
51	8.406	11.500
52	8.126	11.500
53	8.117	11.500
54	8.378	11.500
55	8.104	11.500
56	8.373	11.500
57	8.105	11.500
58	8.096	11.500
59	8.953	11.736
60	8.077	11.500
61	8.336	12.000
62	8.057	12.000
63	8.315	12.000
64	8.037	12.000
65	8.027	12.000
66	8.284	12.000
67	8.007	12.000
68	8.263	12.000
69	7.987	12.000
70	7.976	12.000
71	8.820	12.000
72	7.956	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%)and includes all projected cash proceeds (if any) from the Corridor Contract.

Group2

ARM and Fixed $349,757,647

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	1,471	
Total Outstanding Balance	$349,757,647	
Average Loan Balance	$237,769	$14,499 to $705,476
WA Mortgage Rate	6.921%	4.700% to 13.090%
Net WAC	6.412%	4.191% to 12.581%
ARM Characteristics		
WA Gross Margin	6.288%	4.500% to 8.740%
WA Months to First Roll	20	1 to 56
WA First Periodic Cap	2.876%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.646%	1.000% to 2.000%
WA Lifetime Cap	13.578%	10.700% to 16.740%
WA Lifetime Floor	6.892%	4.700% to 9.740%
WA Original Term (months)	359	180 to 360
WA Remaining Term (months)	353	164 to 360
WA LTV	80.82%	24.20% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	634	
WA DTI%	41.92%	
Secured by (% of pool) 1st Liens	98.55%	
2nd Liens	1.45%	
Prepayment Penalty at Loan Orig (% of all loans)	84.03%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	52.27%	SFR	72.90%	STATED	50.67%	PUR	47.99%	OO	97.45%	PP	75.96%	0	15.97%
FL	7.04%	PUD	13.41%	FULL	49.33%	RCO	44.89%	INV	2.48%	PR	11.24%	6	0.03%
IL	5.13%	CND	5.54%			RNC	7.12%	2H	0.07%	A-	3.50%	12	7.18%
VA	4.47%	2 FAM	4.35%							B	5.22%	24	55.76%
NY	4.04%	3 FAM	1.70%							C	3.83%	36	20.61%
										C-	0.10%	60	0.45%
										D	0.16%		

Group2

ARM and Fixed $349,757,647

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$2,025,426	7	0.58	$289,347	6.115	354.99	638	81.1
1/29 LIB6M	$12,906,536	47	3.69	$274,607	7.167	355.47	640	85.6
1/29 LIB6M - IO	$1,511,394	6	0.43	$251,899	7.399	356.00	642	90.9
2/28 LIB6M	$180,212,204	720	51.52	$250,295	7.037	355.16	619	81.7
2/28 LIB6M - IO	$68,482,340	255	19.58	$268,558	6.632	355.19	655	80.5
3/27 LIB6M	$20,317,384	90	5.81	$225,749	6.534	354.86	620	78.8
3/27 LIB6M - IO	$9,535,899	41	2.73	$232,583	6.572	355.18	635	79.6
5/25 LIB6M	$3,042,074	15	0.87	$202,805	7.023	354.97	639	79.5
5/25 LIB6M - IO	$1,752,642	6	0.50	$292,107	7.039	354.05	611	71.0
15Yr Fixed	$759,894	8	0.22	$94,987	7.046	174.60	621	62.2
15Yr Fixed - 2nd	$38,126	1	0.01	$38,126	12.100	167.00	671	100.0
20Yr Fixed	$791,449	6	0.23	$131,908	6.846	233.00	626	63.4
20Yr Fixed - 2nd	$86,518	3	0.02	$28,839	11.431	225.45	629	100.0
30Yr Fixed	$41,608,029	176	11.90	$236,409	6.801	354.86	654	76.2
30Yr Fixed - 2nd	$1,843,470	25	0.53	$73,739	9.344	352.75	695	98.7
30Yr Fixed - IO	$1,729,556	5	0.49	$345,911	6.317	354.79	741	76.8
30/15 Fixed Balloon - 2nd	$3,114,704	60	0.89	$51,912	9.531	171.81	681	95.8
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$299,785,899	1,187	85.71	$252,558	6.897	355.15	629	81.3
Fixed 180	$3,912,725	69	1.12	$56,706	9.074	172.30	669	89.3
Fixed 240	$877,967	9	0.25	$97,552	7.298	232.25	626	67.0
Fixed 360	$45,181,055	206	12.92	$219,326	6.886	354.77	659	77.1
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$239,133	12	0.07	$19,928	10.373	187.03	652	100.0
$25,000.01 - $50,000.00	$1,724,172	46	0.49	$37,482	9.272	237.63	657	88.4
$50,000.01 - $75,000.00	$3,214,689	51	0.92	$63,033	8.370	316.07	636	82.2
$75,000.01 - $100,000.00	$6,525,115	75	1.87	$87,002	7.900	326.96	632	82.3
$100,000.01 - $150,000.00	$24,554,237	193	7.02	$127,224	7.384	346.37	613	79.1
$150,000.01 - $200,000.00	$53,242,206	306	15.22	$173,994	7.023	353.89	625	80.2
$200,000.01 - $250,000.00	$48,546,930	216	13.88	$224,754	7.025	355.00	627	80.4
$250,000.01 - $300,000.00	$38,765,712	141	11.08	$274,934	6.880	354.29	635	80.2
$300,000.01 - $350,000.00	$37,233,163	114	10.65	$326,607	6.901	355.00	642	82.5

Group2

ARM and Fixed $349,757,647

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$350,000.01 - $400,000.00	$51,827,929	138	14.82	$375,565	6.688	355.48	635	80.2
$400,000.01 - $450,000.00	$36,500,114	86	10.44	$424,420	6.704	355.45	636	81.8
$450,000.01 - $500,000.00	$30,231,011	63	8.64	$479,857	6.788	355.66	645	82.0
$500,000.01 - $550,000.00	$7,310,009	14	2.09	$522,143	6.481	354.98	643	81.1
$550,000.01 - $600,000.00	$3,944,972	7	1.13	$563,567	6.614	355.30	681	79.1
$600,000.01 - $650,000.00	$2,531,060	4	0.72	$632,765	5.706	355.00	632	83.4
$650,000.01 - $700,000.00	$2,661,718	4	0.76	$665,430	5.494	354.74	681	80.6
$700,000.01 - $750,000.00	$705,476	1	0.20	$705,476	6.640	356.00	604	62.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$192,337	2	0.05	$96,169	8.540	333.11	626	71.8
Arizona	$6,354,693	35	1.82	$181,563	6.826	351.05	616	80.2
Arkansas	$481,263	4	0.14	$120,316	6.957	326.09	627	78.6
California	$182,803,592	619	52.27	$295,321	6.721	352.67	636	78.9
Colorado	$4,893,609	28	1.40	$174,772	6.863	350.07	625	80.9
Connecticut	$3,120,132	14	0.89	$222,867	7.256	352.58	654	86.0
Delaware	$830,257	4	0.24	$207,564	7.348	349.00	647	82.9
Florida	$24,614,211	113	7.04	$217,825	7.092	353.53	633	82.1
Georgia	$3,609,896	23	1.03	$156,952	7.666	354.87	616	86.2
Hawaii	$1,327,587	4	0.38	$331,897	5.174	354.68	630	80.8
Idaho	$623,776	4	0.18	$155,944	7.035	353.74	658	82.1
Illinois	$17,942,466	84	5.13	$213,601	7.233	354.92	642	84.8
Indiana	$755,480	8	0.22	$94,435	7.308	351.18	642	87.8
Iowa	$130,004	1	0.04	$130,004	9.390	353.00	508	85.0
Kansas	$95,557	1	0.03	$95,557	8.190	353.00	606	73.9
Kentucky	$900,280	7	0.26	$128,611	7.378	354.36	616	86.6
Louisiana	$1,001,315	6	0.29	$166,886	7.279	354.96	653	88.8
Maine	$273,129	1	0.08	$273,129	7.850	348.00	510	73.7
Maryland	$10,425,187	41	2.98	$254,273	7.242	352.25	614	81.0
Massachusetts	$5,507,113	19	1.57	$289,848	6.525	355.37	622	77.9
Michigan	$4,401,956	23	1.26	$191,389	7.813	349.34	641	87.5
Minnesota	$3,596,922	16	1.03	$224,808	7.134	354.78	661	86.6
Mississippi	$239,907	4	0.07	$59,977	7.980	281.44	580	85.5
Missouri	$1,262,262	12	0.36	$105,189	7.356	346.93	642	86.6
Montana	$286,880	2	0.08	$143,440	6.821	355.46	584	61.3
Nebraska	$303,061	2	0.09	$151,531	7.031	354.76	613	95.0
Nevada	$4,446,592	24	1.27	$185,275	7.153	353.16	613	78.0
New Hampshire	$314,227	1	0.09	$314,227	8.490	356.00	624	90.0
New Jersey	$3,018,777	17	0.86	$177,575	7.410	350.89	628	83.9

Group2

ARM and Fixed $349,757,647

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New Mexico	$1,830,901	10	0.52	$183,090	7.916	347.81	621	83.8
New York	$14,135,342	44	4.04	$321,258	6.922	353.91	657	83.8
North Carolina	$2,315,831	18	0.66	$128,657	7.616	346.40	614	80.4
Ohio	$4,112,293	43	1.18	$95,635	7.975	340.01	606	86.6
Oklahoma	$1,068,570	7	0.31	$152,653	7.191	355.37	623	91.7
Oregon	$4,010,455	27	1.15	$148,535	7.097	353.20	623	81.3
Pennsylvania	$3,438,854	22	0.98	$156,312	7.190	354.67	627	85.1
Rhode Island	$455,831	2	0.13	$227,915	6.825	356.00	723	86.6
South Carolina	$1,803,574	10	0.52	$180,357	7.095	355.69	623	83.2
Tennessee	$2,693,078	22	0.77	$122,413	6.981	348.64	630	81.5
Texas	$2,172,064	13	0.62	$167,082	7.501	354.68	602	87.7
Utah	$734,191	4	0.21	$183,548	6.740	354.80	647	84.0
Virginia	$15,641,640	60	4.47	$260,694	7.198	355.54	622	82.3
Washington	$9,769,385	56	2.79	$174,453	6.650	354.79	626	81.5
West Virginia	$376,363	4	0.11	$94,091	7.427	355.63	657	76.8
Wisconsin	$1,329,421	9	0.38	$147,713	7.393	350.01	644	87.7
Wyoming	$117,389	1	0.03	$117,389	8.500	353.00	586	90.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$6,075,500	38	1.74	$159,882	6.727	344.36	602	43.7
50.01 - 55.00	$2,426,924	15	0.69	$161,795	6.929	333.60	609	52.2
55.01 - 60.00	$7,591,296	34	2.17	$223,273	6.725	353.79	581	58.3
60.01 - 65.00	$16,032,406	61	4.58	$262,826	6.810	355.23	600	63.6
65.01 - 70.00	$19,583,843	74	5.60	$264,647	6.933	353.42	602	68.7
70.01 - 75.00	$25,180,804	99	7.20	$254,352	7.020	352.18	594	74.0
75.01 - 80.00	$132,094,923	546	37.77	$241,932	6.599	354.96	645	79.8
80.01 - 85.00	$42,477,560	159	12.14	$267,154	6.946	354.65	627	84.3
85.01 - 90.00	$58,076,746	222	16.60	$261,607	7.114	353.26	640	89.6
90.01 - 95.00	$26,981,662	103	7.71	$261,958	7.420	354.37	657	94.7
95.01 - 100.00	$13,235,983	120	3.78	$110,300	8.309	322.97	677	100.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$11,441,021	32	3.27	$357,532	4.918	354.64	624	78.7
5.001 - 5.500	$9,310,012	29	2.66	$321,035	5.152	354.04	623	79.1

Group2

ARM and Fixed $349,757,647

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$41,930,726	144	11.99	$291,186	5.912	355.05	666	77.7
6.001 - 6.500	$66,383,523	243	18.98	$273,183	6.336	354.09	660	79.7
6.501 - 7.000	$86,329,207	346	24.68	$249,506	6.810	354.59	641	79.8
7.001 - 7.500	$44,538,629	190	12.73	$234,414	7.308	354.04	618	81.2
7.501 - 8.000	$48,405,478	215	13.84	$225,142	7.780	352.94	609	83.2
8.001 - 8.500	$21,757,670	117	6.22	$185,963	8.281	352.05	593	84.2
8.501 - 9.000	$15,613,381	89	4.46	$175,431	8.763	350.56	583	85.8
9.001 - 9.500	$1,226,557	15	0.35	$81,770	9.287	292.35	591	89.4
9.501 - 10.000	$1,323,439	23	0.38	$57,541	9.839	254.01	629	94.9
10.001 - 10.500	$433,677	8	0.12	$54,210	10.376	197.39	638	97.8
10.501 - 11.000	$500,748	9	0.14	$55,639	10.931	208.86	661	89.1
11.001 - 11.500	$438,921	6	0.13	$73,154	11.247	286.98	628	95.7
11.501 - 12.000	$14,584	1	0.00	$14,584	11.750	171.00	673	100.0
12.001 - 12.500	$53,515	2	0.02	$26,758	12.179	168.73	676	100.0
12.501 - 13.000	$29,800	1	0.01	$29,800	12.990	167.00	662	100.0
13.001 - 13.500	$26,760	1	0.01	$26,760	13.090	223.00	642	100.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$254,957,025	1,093	72.90	$233,264	6.900	353.01	628	80.5
PUD	$46,886,559	181	13.41	$259,042	6.914	352.90	636	81.8
CND	$19,364,542	91	5.54	$212,797	7.098	350.13	657	82.5
2 FAM	$15,202,436	58	4.35	$262,111	6.987	349.97	660	81.8
3 FAM	$5,929,185	20	1.70	$296,459	6.838	354.71	699	82.1
4 FAM	$3,127,984	9	0.89	$347,554	7.271	354.89	605	73.5
CNDP	$2,859,590	10	0.82	$285,959	7.377	352.66	653	84.9
MNF	$825,004	7	0.24	$117,858	6.636	355.42	675	76.0
APUD	$605,321	2	0.17	$302,661	6.198	353.00	623	73.3
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$167,836,654	755	47.99	$222,300	6.958	352.47	649	84.1
RCO	$157,004,356	606	44.89	$259,083	6.867	352.98	619	77.1
RNC	$24,916,636	110	7.12	$226,515	7.013	353.16	621	82.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Group2

ARM and Fixed $349,757,647

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$340,849,582	1,424	97.45	$239,361	6.912	352.79	633	80.9
INV	$8,679,670	44	2.48	$197,265	7.262	353.39	657	78.0
2H	$228,394	3	0.07	$76,131	7.404	272.06	702	90.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$3,912,725	69	1.12	$56,706	9.074	172.30	669	89.3
181 - 300	$877,967	9	0.25	$97,552	7.298	232.25	626	67.0
301 - 360	$344,966,955	1,393	98.63	$247,643	6.895	355.11	633	80.8
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$177,225,114	678	50.67	$261,394	7.088	352.79	648	81.0
FULL	$172,532,533	793	49.33	$217,569	6.749	352.72	619	80.6
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$49,796	1	0.01	$49,796	7.090	355.00	801	37.0
781 - 800	$2,758,163	10	0.79	$275,816	6.658	350.26	791	81.6
761 - 780	$4,834,311	20	1.38	$241,716	6.612	349.98	770	85.2
741 - 760	$7,444,716	30	2.13	$248,157	6.665	345.54	750	85.3
721 - 740	$9,046,121	37	2.59	$244,490	6.477	354.80	731	85.4
701 - 720	$18,407,040	76	5.26	$242,198	6.796	350.62	710	85.1
681 - 700	$23,978,465	90	6.86	$266,427	6.738	350.84	691	84.1
661 - 680	$34,609,283	145	9.90	$238,685	6.801	352.48	671	82.0
641 - 660	$54,160,536	220	15.49	$246,184	6.683	353.14	650	82.2
621 - 640	$52,391,000	208	14.98	$251,880	6.634	353.63	630	82.7
601 - 620	$50,790,741	220	14.52	$230,867	6.787	352.27	611	80.6
581 - 600	$25,493,359	120	7.29	$212,445	7.240	352.02	591	78.2
561 - 580	$26,660,246	117	7.62	$227,865	7.351	354.55	572	75.0
541 - 560	$17,693,225	81	5.06	$218,435	7.671	355.03	552	78.2
521 - 540	$13,636,949	61	3.90	$223,557	7.874	354.28	532	73.3

Group2

ARM and Fixed $349,757,647

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
501 - 520	$7,588,415	33	2.17	$229,952	7.913	354.86	512	70.5
<= 500	$215,280	2	0.06	$107,640	7.799	355.35	500	56.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$39,321,536	218	11.24	$180,374	7.248	347.67	618	80.9
PP	$265,665,527	1,059	75.96	$250,865	6.770	353.27	646	81.8
A-	$12,224,183	50	3.50	$244,484	7.370	353.93	577	77.2
B	$18,243,761	79	5.22	$230,934	7.593	354.63	570	73.7
C	$13,398,104	59	3.83	$227,087	7.560	353.67	580	74.5
C-	$355,563	2	0.10	$177,782	7.988	354.09	579	76.3
D	$548,972	4	0.16	$137,243	7.922	353.00	575	61.2
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$55,867,500	281	15.97	$198,817	7.329	349.02	643	84.5
6	$89,437	1	0.03	$89,437	9.600	168.00	603	100.0
12	$25,095,257	79	7.18	$317,661	6.848	355.26	648	83.2
24	$195,042,280	788	55.76	$247,516	6.946	354.17	628	80.8
36	$72,099,946	315	20.61	$228,889	6.557	351.14	636	77.5
60	$1,563,227	7	0.45	$223,318	6.914	354.46	602	68.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Months to Roll

(Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$3,979,019	13	1.33	$306,078	6.675	354.01	648	83.7
7 - 12	8	$12,895,238	49	4.30	$263,168	7.201	355.66	634	85.9
13 - 18	17	$52,053,738	234	17.36	$222,452	6.993	353.02	623	81.8
19 - 24	20	$196,209,905	739	65.45	$265,507	6.906	355.75	631	81.3
25 - 31	30	$19,935,989	90	6.65	$221,511	6.415	354.43	622	79.0
32 - 37	32	$9,917,295	41	3.31	$241,885	6.810	356.04	631	79.2
>= 38	55	$4,794,715	21	1.60	$228,320	7.029	354.64	629	76.4

Group2

ARM and Fixed $349,757,647

Detailed Report

Range of Months to Roll										(Excludes 284 Fixed Rate Mortgages)
DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
		$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3	

Range of Margin									(Excludes 284 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
4.001 - 5.000	$428,909	1	0.14	$428,909	5.100	354.00	621	73.5	
5.001 - 6.000	$179,908,923	657	60.01	$273,834	6.607	355.25	646	82.8	
6.001 - 7.000	$102,984,168	444	34.35	$231,946	7.237	355.07	607	78.7	
7.001 - 8.000	$14,491,274	72	4.83	$201,268	7.895	354.74	595	81.5	
8.001 - 9.000	$1,972,626	13	0.66	$151,740	8.570	354.73	575	85.3	
6.288	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3	

Range of Maximum Rates									(Excludes 284 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
10.501 - 11.000	$11,061,021	31	3.69	$356,807	4.915	354.56	621	78.7	
11.001 - 11.500	$8,410,080	27	2.81	$311,484	5.146	354.24	614	79.0	
11.501 - 12.000	$6,505,588	31	2.17	$209,858	5.758	355.55	649	80.0	
12.001 - 12.500	$15,222,668	76	5.08	$200,298	6.336	355.15	631	79.0	
12.501 - 13.000	$52,077,369	202	17.37	$257,809	6.334	355.26	647	79.1	
13.001 - 13.500	$52,742,116	185	17.59	$285,093	6.590	355.25	649	80.5	
13.501 - 14.000	$61,014,198	231	20.35	$264,131	6.954	355.29	641	80.8	
14.001 - 14.500	$28,806,804	120	9.61	$240,057	7.457	354.95	617	84.2	
14.501 - 15.000	$36,607,123	151	12.21	$242,431	7.829	355.15	605	84.2	
15.001 - 15.500	$16,148,356	76	5.39	$212,478	8.315	355.29	587	85.5	
15.501 - 16.000	$10,319,816	51	3.44	$202,349	8.757	355.10	571	83.8	
16.001 - 16.500	$591,371	4	0.20	$147,843	9.288	352.18	516	79.6	
16.501 - 17.000	$279,390	2	0.09	$139,695	9.740	352.50	526	78.9	
13.578	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3	

Initial Periodic Rate Cap									(Excludes 284 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
1.000	$273,129	1	0.09	$273,129	7.850	348.00	510	73.7	
1.500	$507,894	2	0.17	$253,947	7.659	352.00	622	84.2	
2.000	$35,985,379	118	12.00	$304,961	5.971	354.86	628	82.1	
3.000	$263,019,497	1,066	87.74	$246,735	7.021	355.21	630	81.2	

Group2

ARM and Fixed $349,757,647

Detailed Report

Initial Periodic Rate Cap (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3

Subsequent Periodic Rate Cap (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$97,438,961	435	32.50	$223,998	6.614	354.75	617	79.7
1.500	$17,361,176	64	5.79	$271,268	7.076	355.29	638	85.5
2.000	$184,985,762	688	61.71	$268,875	7.029	355.36	635	81.8
	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3

Range of Lifetime Rate Floor (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$11,441,021	32	3.82	$357,532	4.918	354.64	624	78.7
5.001 - 6.000	$42,805,350	150	14.28	$285,369	5.767	355.24	652	79.1
6.001 - 7.000	$130,195,164	498	43.43	$261,436	6.613	355.32	647	80.4
7.001 - 8.000	$81,699,100	339	27.25	$241,000	7.560	354.98	611	82.9
8.001 - 9.000	$32,620,986	160	10.88	$203,881	8.466	355.10	580	84.7
9.001 - 10.000	$1,024,279	8	0.34	$128,035	9.393	352.39	529	81.7
	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3

Next Interest Adjustment Date (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$622,974	2	0.21	$311,487	5.790	355.00	616	67.0
06/05	$1,049,047	4	0.35	$262,262	6.233	356.00	658	89.7
08/05	$850,625	2	0.28	$425,313	7.275	352.00	621	82.9
09/05	$975,618	3	0.33	$325,206	6.718	353.00	682	86.7
10/05	$480,755	2	0.16	$240,378	7.633	354.00	650	87.7
11/05	$2,823,750	10	0.94	$282,375	7.133	355.00	622	85.3
12/05	$7,752,388	31	2.59	$250,077	7.210	356.00	646	86.9
01/06	$1,888,200	6	0.63	$314,700	7.138	357.00	624	84.1
03/06	$157,771	1	0.05	$157,771	7.600	348.00	578	90.0
04/06	$342,992	2	0.11	$171,496	7.881	348.20	517	75.0
06/06	$351,579	2	0.12	$175,789	7.859	350.00	574	92.9
07/06	$1,263,990	7	0.42	$180,570	7.082	351.00	570	79.5
08/06	$11,691,887	54	3.90	$216,516	7.417	352.00	621	81.4
09/06	$22,454,981	99	7.49	$226,818	6.994	353.01	635	81.9

Group2

ARM and Fixed $349,757,647

Detailed Report

Next Interest Adjustment Date (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/06	$16,668,939	73	5.56	$228,342	6.656	354.03	612	81.8
11/06	$75,003,503	322	25.02	$232,930	6.883	355.09	618	80.0
12/06	$100,139,609	351	33.40	$285,298	6.906	356.00	636	81.8
01/07	$20,619,295	64	6.88	$322,176	6.990	357.00	652	83.7
08/07	$786,343	5	0.26	$157,269	7.745	352.00	633	77.5
09/07	$2,458,452	10	0.82	$245,845	6.074	353.00	613	75.0
10/07	$4,758,539	21	1.59	$226,597	6.404	354.12	609	79.3
11/07	$15,556,235	69	5.19	$225,453	6.575	355.23	628	79.2
12/07	$5,913,714	25	1.97	$236,549	6.723	356.00	629	80.2
01/08	$380,000	1	0.13	$380,000	4.990	357.00	723	80.0
08/09	$479,500	1	0.16	$479,500	6.875	352.00	583	70.0
09/09	$442,909	3	0.15	$147,636	7.089	353.00	596	74.2
10/09	$483,799	3	0.16	$161,266	8.142	354.00	603	68.9
11/09	$2,325,848	9	0.78	$258,428	6.664	355.00	625	73.1
12/09	$1,062,661	5	0.35	$212,532	7.367	356.00	683	90.8
	$299,785,899	**1,187**	**100.00**	**$252,558**	**6.897**	**355.15**	**629**	**81.3**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

Summary			Range
Total Number of Loans		4,134	
Total Outstanding Balance		$774,278,186	
Average Loan Balance		$187,295	$8,029 to $705,476
WA Mortgage Rate		7.023%	4.700% to 13.090%
Net WAC		6.514%	4.191% to 12.581%
ARM Characteristics			
WA Gross Margin		6.384%	4.500% to 8.840%
WA Months to First Roll		21	1 to 57
WA First Periodic Cap		2.899%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.611%	1.000% to 2.000%
WA Lifetime Cap		13.660%	10.700% to 16.740%
WA Lifetime Floor		7.022%	4.700% to 9.740%
WA Original Term (months)		359	120 to 360
WA Remaining Term (months)		353	116 to 360
WA LTV		78.83%	9.92% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		621	
WA DTI%		41.28%	
Secured by (% of pool)	1st Liens	99.28%	
	2nd Liens	0.72%	
Prepayment Penalty at Loan Orig (% of all loans)		82.92%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	43.02%	SFR	75.82%	FULL	56.98%	RCO	57.16%	OO	95.83%	PP	72.76%	0	17.08%
FL	8.19%	PUD	11.25%	STATED	43.02%	PUR	30.69%	INV	3.98%	PR	10.89%	6	0.01%
IL	6.63%	CND	4.85%			RNC	12.15%	2H	0.19%	A-	4.32%	12	5.80%
VA	4.36%	2 FAM	4.79%							B	6.77%	24	52.09%
MD	3.81%	3 FAM	1.77%							C	4.87%	36	24.81%
										C-	0.09%	60	0.20%
										D	0.31%		

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$4,933,758	21	0.64	$234,941	6.854	355.59	616	79.3
1/29 LIB6M	$17,262,181	70	2.23	$246,603	7.255	355.71	630	84.5
1/29 LIB6M - IO	$4,914,543	23	0.63	$213,676	7.347	355.95	646	86.8
2/28 LIB6M	$436,479,045	2,255	56.37	$193,561	7.163	355.55	606	79.3
2/28 LIB6M - IO	$90,377,027	371	11.67	$243,604	6.654	355.36	652	80.7
3/27 LIB6M	$72,598,359	484	9.38	$149,997	6.762	355.44	619	78.0
3/27 LIB6M - IO	$20,530,846	121	2.65	$169,676	6.507	355.39	635	79.8
5/25 LIB6M	$6,129,974	32	0.79	$191,562	6.708	355.70	644	78.0
5/25 LIB6M - IO	$3,304,749	13	0.43	$254,211	7.061	354.97	628	73.4
10Yr Fixed	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
15Yr Fixed	$3,449,748	33	0.45	$104,538	6.963	175.52	653	64.6
15Yr Fixed - 2nd	$38,126	1	0.00	$38,126	12.100	167.00	671	100.0
20Yr Fixed	$2,959,815	23	0.38	$128,688	6.903	235.38	614	68.7
20Yr Fixed - 2nd	$86,518	3	0.01	$28,839	11.431	225.45	629	100.0
25Yr Fixed	$126,682	1	0.02	$126,682	6.250	296.00	653	87.9
30Yr Fixed	$103,073,682	571	13.31	$180,514	6.893	355.37	643	74.2
30Yr Fixed - 2nd	$2,182,510	36	0.28	$60,625	9.534	352.93	686	98.8
30Yr Fixed - IO	$2,398,943	8	0.31	$299,868	6.292	355.03	710	76.9
30/15 Fixed Balloon - 2nd	$3,283,236	67	0.42	$49,004	9.600	172.10	678	96.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$656,530,461	3,390	84.79	$193,667	7.025	355.51	616	79.5
Fixed 120	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
Fixed 180	$6,771,109	101	0.87	$67,041	8.271	173.81	665	80.0
Fixed 240	$3,046,334	26	0.39	$117,167	7.031	235.10	615	69.6
Fixed 300	$126,682	1	0.02	$126,682	6.250	296.00	653	87.9
Fixed 360	$107,655,135	615	13.90	$175,049	6.933	355.31	645	74.8
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$487,115	25	0.06	$19,485	10.427	233.82	644	98.8
$25,000.01 - $50,000.00	$3,014,505	74	0.39	$40,737	8.738	276.47	638	74.2
$50,000.01 - $75,000.00	$17,240,748	269	2.23	$64,092	7.768	343.43	621	76.4
$75,000.01 - $100,000.00	$35,492,102	399	4.58	$88,953	7.430	347.49	619	78.5
$100,000.01 - $150,000.00	$138,894,422	1,108	17.94	$125,356	7.173	352.12	614	77.9

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$135,311,774	778	17.48	$173,923	7.072	353.61	611	77.9
$200,000.01 - $250,000.00	$121,611,930	542	15.71	$224,376	7.043	354.95	612	77.5
$250,000.01 - $300,000.00	$96,724,790	352	12.49	$274,786	6.964	354.87	619	79.0
$300,000.01 - $350,000.00	$77,665,882	239	10.03	$324,962	6.933	355.40	631	81.2
$350,000.01 - $400,000.00	$59,501,636	159	7.68	$374,224	6.708	355.50	634	79.8
$400,000.01 - $450,000.00	$39,994,512	94	5.17	$425,474	6.722	355.48	635	81.5
$450,000.01 - $500,000.00	$31,185,535	65	4.03	$479,777	6.782	355.64	644	81.8
$500,000.01 - $550,000.00	$7,310,009	14	0.94	$522,143	6.481	354.98	643	81.1
$550,000.01 - $600,000.00	$3,944,972	7	0.51	$563,567	6.614	355.30	681	79.1
$600,000.01 - $650,000.00	$2,531,060	4	0.33	$632,765	5.706	355.00	632	83.4
$650,000.01 - $700,000.00	$2,661,718	4	0.34	$665,430	5.494	354.74	681	80.6
$700,000.01 - $750,000.00	$705,476	1	0.09	$705,476	6.640	356.00	604	62.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$706,021	7	0.09	$100,860	7.837	348.76	643	85.7
Arizona	$17,391,183	123	2.25	$141,392	6.752	353.94	622	79.9
Arkansas	$1,225,305	13	0.16	$94,254	7.526	343.70	619	82.1
California	$333,065,588	1,314	43.02	$253,475	6.795	353.06	624	76.2
Colorado	$10,125,687	59	1.31	$171,622	6.750	350.22	629	80.8
Connecticut	$7,879,829	43	1.02	$183,252	7.303	351.86	620	83.1
Delaware	$2,543,071	15	0.33	$169,538	7.241	353.52	604	79.4
Florida	$63,399,526	396	8.19	$160,100	7.160	353.98	618	79.8
Georgia	$13,471,158	96	1.74	$140,325	7.610	354.11	610	83.8
Hawaii	$2,820,548	9	0.36	$313,394	6.124	355.21	611	75.5
Idaho	$1,804,365	13	0.23	$138,797	6.989	354.78	636	83.6
Illinois	$51,372,992	290	6.63	$177,148	7.345	355.02	622	82.1
Indiana	$2,958,315	30	0.38	$98,610	7.043	347.84	617	80.9
Iowa	$1,535,559	13	0.20	$118,120	7.013	355.46	647	82.9
Kansas	$1,726,122	15	0.22	$115,075	7.362	355.98	618	80.5
Kentucky	$2,743,969	23	0.35	$119,303	7.149	355.36	627	84.1
Louisiana	$3,259,407	26	0.42	$125,362	7.396	355.41	628	85.2
Maine	$628,288	4	0.08	$157,072	7.440	352.52	580	75.1
Maryland	$29,477,793	146	3.81	$201,903	7.232	353.58	605	79.9
Massachusetts	$10,314,052	40	1.33	$257,851	6.815	355.63	617	74.8
Michigan	$13,191,918	101	1.70	$130,613	7.585	350.54	626	84.6
Minnesota	$14,503,190	86	1.87	$168,642	7.197	355.60	622	82.1
Mississippi	$1,458,202	15	0.19	$97,213	7.688	343.70	599	82.6
Missouri	$6,520,426	61	0.84	$106,892	7.323	352.80	611	82.7
Montana	$286,880	2	0.04	$143,440	6.821	355.46	584	61.3

Aggregate

ARM and Fixed $774,278,186

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Nebraska	$1,161,804	10	0.15	$116,180	6.748	355.50	633	82.6
Nevada	$16,523,223	90	2.13	$183,591	7.176	353.27	608	76.5
New Hampshire	$1,578,279	9	0.20	$175,364	7.201	356.00	600	78.9
New Jersey	$8,995,930	48	1.16	$187,415	7.492	354.13	604	77.6
New Mexico	$2,969,891	18	0.38	$164,994	7.754	350.90	622	82.8
New York	$21,503,043	82	2.78	$262,232	7.032	353.82	646	80.8
North Carolina	$11,360,439	91	1.47	$124,840	7.247	353.77	618	82.4
North Dakota	$120,025	1	0.02	$120,025	7.090	355.00	602	80.0
Ohio	$13,316,181	143	1.72	$93,120	7.419	347.48	616	84.3
Oklahoma	$2,777,672	24	0.36	$115,736	7.142	356.00	622	87.8
Oregon	$6,378,045	45	0.82	$141,734	6.951	353.96	627	78.7
Pennsylvania	$12,927,032	98	1.67	$131,908	7.320	348.36	608	79.5
Rhode Island	$3,164,876	18	0.41	$175,826	7.311	356.08	600	77.0
South Carolina	$5,726,819	47	0.74	$121,847	7.248	355.76	622	79.3
South Dakota	$309,189	3	0.04	$103,063	6.826	355.70	622	83.8
Tennessee	$7,040,350	65	0.91	$108,313	7.091	352.85	621	80.9
Texas	$7,621,960	68	0.98	$112,088	7.169	355.24	627	83.0
Utah	$1,363,399	8	0.18	$170,425	6.770	355.52	644	83.7
Virginia	$33,753,200	187	4.36	$180,498	7.297	355.43	608	80.3
Washington	$14,161,526	81	1.83	$174,834	6.627	354.73	627	81.1
West Virginia	$971,912	10	0.13	$97,191	7.503	337.06	617	77.6
Wisconsin	$5,894,378	45	0.76	$130,986	7.208	352.87	630	82.4
Wyoming	$249,618	3	0.03	$83,206	7.873	354.59	578	75.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$23,975,262	176	3.10	$136,223	6.918	345.29	602	41.4
50.01 - 55.00	$10,603,939	68	1.37	$155,940	7.224	344.51	582	52.9
55.01 - 60.00	$25,428,561	135	3.28	$188,360	6.861	353.28	587	57.9
60.01 - 65.00	$46,055,441	220	5.95	$209,343	6.875	353.57	595	63.5
65.01 - 70.00	$51,974,240	259	6.71	$200,673	6.960	354.29	595	68.5
70.01 - 75.00	$66,044,472	335	8.53	$197,148	7.131	352.87	591	74.0
75.01 - 80.00	$265,191,122	1,486	34.25	$178,460	6.783	355.08	631	79.7
80.01 - 85.00	$96,764,646	476	12.50	$203,287	7.149	354.46	611	84.3
85.01 - 90.00	$115,847,126	553	14.96	$209,488	7.178	354.15	637	89.6
90.01 - 95.00	$50,054,648	229	6.46	$218,579	7.387	354.18	653	94.7
95.01 - 100.00	$22,338,729	197	2.89	$113,395	8.034	334.15	672	99.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$20,676,700	70	2.67	$295,381	4.907	354.55	624	75.5
5.001 - 5.500	$19,433,328	77	2.51	$252,381	5.152	352.63	629	76.3
5.501 - 6.000	$73,408,086	324	9.48	$226,568	5.909	354.59	659	76.7
6.001 - 6.500	$128,464,710	618	16.59	$207,872	6.324	353.68	649	77.5
6.501 - 7.000	$186,734,920	975	24.12	$191,523	6.813	353.43	632	78.3
7.001 - 7.500	$117,199,700	648	15.14	$180,864	7.308	354.98	610	79.0
7.501 - 8.000	$121,593,984	687	15.70	$176,993	7.786	353.85	596	81.1
8.001 - 8.500	$56,823,927	352	7.34	$161,432	8.276	353.81	582	81.3
8.501 - 9.000	$45,478,158	301	5.87	$151,090	8.763	353.27	572	79.8
9.001 - 9.500	$1,226,557	15	0.16	$81,770	9.287	292.35	591	89.4
9.501 - 10.000	$1,323,439	23	0.17	$57,541	9.839	254.01	629	94.9
10.001 - 10.500	$453,651	9	0.06	$50,406	10.370	204.42	639	97.9
10.501 - 11.000	$734,602	19	0.09	$38,663	10.942	239.42	653	92.6
11.001 - 11.500	$601,766	11	0.08	$54,706	11.248	279.98	623	96.9
11.501 - 12.000	$14,584	1	0.00	$14,584	11.750	171.00	673	100.0
12.001 - 12.500	$53,515	2	0.01	$26,758	12.179	168.73	676	100.0
12.501 - 13.000	$29,800	1	0.00	$29,800	12.990	167.00	662	100.0
13.001 - 13.500	$26,760	1	0.00	$26,760	13.090	223.00	642	100.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$587,019,064	3,234	75.82	$181,515	7.012	353.29	617	78.5
PUD	$87,102,276	426	11.25	$204,465	6.977	353.64	624	80.8
CND	$37,569,043	213	4.85	$176,380	7.117	352.89	639	80.6
2 FAM	$37,100,992	164	4.79	$226,226	7.136	353.18	639	78.4
3 FAM	$13,695,866	49	1.77	$279,507	7.014	355.50	662	77.7
4 FAM	$6,325,159	20	0.82	$316,258	7.295	355.02	612	74.1
CNDP	$3,826,565	17	0.49	$225,092	7.396	353.44	644	84.7
MNF	$825,004	7	0.11	$117,858	6.636	355.42	675	76.0
APUD	$605,321	2	0.08	$302,661	6.198	353.00	623	73.3
SFRA	$208,896	2	0.03	$104,448	7.301	355.59	584	83.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$442,568,248	2,197	57.16	$201,442	7.029	353.24	609	75.9
PUR	$237,615,275	1,396	30.69	$170,212	6.996	353.32	646	83.5

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RNC	$94,094,663	541	12.15	$173,927	7.059	354.07	611	81.1
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$741,999,352	3,929	95.83	$188,852	6.998	353.32	620	78.8
INV	$30,815,174	195	3.98	$158,027	7.582	354.97	650	78.5
2H	$1,463,660	10	0.19	$146,366	7.499	342.97	650	83.1
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
121 - 180	$6,771,109	101	0.87	$67,041	8.271	173.81	665	80.0
181 - 300	$3,173,016	27	0.41	$117,519	7.000	237.53	616	70.3
301 - 360	$764,185,616	4,005	98.70	$190,808	7.012	355.48	620	78.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$441,194,780	2,581	56.98	$170,939	6.870	353.48	609	78.9
STATED INCOME	$333,083,406	1,553	43.02	$214,477	7.225	353.21	636	78.7
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$202,895	2	0.03	$101,448	5.702	219.18	805	71.0
781 - 800	$3,775,857	15	0.49	$251,724	6.638	349.96	791	79.5
761 - 780	$6,066,291	30	0.78	$202,210	6.684	347.30	770	84.9
741 - 760	$12,631,141	66	1.63	$191,381	6.724	344.88	750	83.4
721 - 740	$15,327,727	77	1.98	$199,061	6.598	353.90	731	83.2
701 - 720	$26,821,154	131	3.46	$204,742	6.775	349.98	710	84.7

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
681 - 700	$42,327,765	205	5.47	$206,477	6.753	352.29	691	82.1
661 - 680	$62,716,965	316	8.10	$198,471	6.798	353.64	670	81.5
641 - 660	$110,920,048	574	14.33	$193,241	6.673	353.50	650	81.5
621 - 640	$115,115,789	604	14.87	$190,589	6.702	353.21	630	81.4
601 - 620	$108,378,491	621	14.00	$174,523	6.855	353.50	611	78.9
581 - 600	$68,963,223	383	8.91	$180,061	7.184	353.34	591	76.6
561 - 580	$69,010,342	376	8.91	$183,538	7.445	354.45	571	75.2
541 - 560	$57,923,862	321	7.48	$180,448	7.637	354.84	551	74.3
521 - 540	$50,338,255	286	6.50	$176,008	7.848	354.71	531	72.3
501 - 520	$23,154,944	122	2.99	$189,795	7.972	355.68	511	70.0
<= 500	$603,439	5	0.08	$120,688	8.229	356.11	500	55.7
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$84,297,158	487	10.89	$173,095	7.221	350.64	600	78.3
PP	$563,402,149	2,975	72.76	$189,379	6.860	353.56	635	80.2
A-	$33,460,224	171	4.32	$195,674	7.507	353.70	573	76.4
B	$52,380,122	285	6.77	$183,790	7.640	354.44	567	72.7
C	$37,705,489	198	4.87	$190,432	7.651	354.51	575	70.4
C-	$669,705	4	0.09	$167,426	8.066	354.99	566	75.7
D	$2,363,340	14	0.31	$168,810	7.825	355.37	579	66.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$132,243,607	768	17.08	$172,192	7.394	352.68	626	82.1
6	$89,437	1	0.01	$89,437	9.600	168.00	603	100.0
12	$44,939,601	180	5.80	$249,664	7.040	354.46	638	80.5
24	$403,328,144	2,058	52.09	$195,981	7.090	354.90	612	79.0
36	$192,114,170	1,120	24.81	$171,531	6.621	350.43	631	75.8
60	$1,563,227	7	0.20	$223,318	6.914	354.46	602	68.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Months to Roll (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$6,887,350	27	1.05	$255,087	6.967	354.85	628	81.3
7 - 12	8	$20,654,031	89	3.15	$232,068	7.287	355.87	629	84.8
13 - 18	17	$67,146,687	312	10.23	$215,214	6.909	353.14	621	81.0
19 - 24	20	$459,278,484	2,312	69.96	$198,650	7.099	355.87	613	79.4
25 - 31	31	$41,118,890	253	6.26	$162,525	6.416	354.65	626	78.5
32 - 37	32	$52,010,315	352	7.92	$147,757	6.935	356.04	620	78.4
>= 38	55	$9,434,723	45	1.44	$209,661	6.831	355.44	638	76.4
		$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Margin (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$690,345	3	0.11	$230,115	5.138	354.21	626	73.8
5.001 - 6.000	$339,708,456	1,549	51.74	$219,308	6.692	355.50	635	81.1
6.001 - 7.000	$255,948,724	1,414	38.99	$181,010	7.263	355.53	600	77.5
7.001 - 8.000	$48,923,210	341	7.45	$143,470	7.756	355.42	588	79.6
8.001 - 9.000	$11,259,746	83	1.72	$135,660	8.576	355.65	557	78.9
6.384	**$656,530,481**	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Maximum Rates (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$20,065,082	67	3.06	$299,479	4.904	354.60	620	75.7
11.001 - 11.500	$17,538,716	70	2.67	$250,553	5.138	354.31	621	76.8
11.501 - 12.000	$17,139,876	106	2.61	$161,697	5.822	355.55	649	80.1
12.001 - 12.500	$38,323,792	251	5.84	$152,684	6.296	355.45	632	77.9
12.501 - 13.000	$104,901,651	557	15.98	$188,333	6.444	355.52	638	78.6
13.001 - 13.500	$98,842,162	474	15.06	$208,528	6.676	355.53	634	79.0
13.501 - 14.000	$123,690,118	602	18.84	$205,465	7.040	355.62	623	79.3
14.001 - 14.500	$74,817,975	393	11.40	$190,377	7.477	355.51	603	80.7
14.501 - 15.000	$87,894,950	449	13.39	$195,757	7.871	355.65	592	81.6
15.001 - 15.500	$40,407,396	221	6.15	$182,839	8.293	355.69	581	82.2
15.501 - 16.000	$32,038,002	194	4.88	$165,144	8.772	355.71	567	79.5
16.001 - 16.500	$591,371	4	0.09	$147,843	9.288	352.18	516	79.6
16.501 - 17.000	$279,390	2	0.04	$139,695	9.740	352.50	526	78.9
13.660	**$656,530,481**	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Initial Periodic Rate Cap (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$681,025	3	0.10	$227,008	8.073	351.59	624	83.4
1.500	$507,894	2	0.08	$253,947	7.659	352.00	622	84.2
2.000	$64,051,423	246	9.76	$260,372	5.947	354.97	624	79.6
3.000	$591,290,140	3,139	90.06	$188,369	7.140	355.58	616	79.5
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Subsequent Periodic Rate Cap (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$241,594,610	1,468	36.80	$164,574	6.713	355.20	614	78.6
1.500	$28,028,301	118	4.27	$237,528	7.204	355.62	630	84.0
2.000	$386,907,570	1,804	58.93	$214,472	7.206	355.69	617	79.8
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Lifetime Rate Floor (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$20,445,082	68	3.11	$300,663	4.906	354.64	622	75.8
5.001 - 6.000	$78,130,882	344	11.90	$227,125	5.738	355.35	648	78.1
6.001 - 7.000	$258,267,194	1,295	39.34	$199,434	6.620	355.59	636	78.9
7.001 - 8.000	$206,830,099	1,122	31.50	$184,341	7.564	355.51	600	80.7
8.001 - 9.000	$91,832,945	553	13.99	$166,063	8.487	355.64	573	80.6
9.001 - 10.000	$1,024,279	8	0.16	$128,035	9.393	352.39	529	81.7
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Next Interest Adjustment Date (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$871,593	3	0.13	$290,531	5.707	355.00	618	68.3
06/05	$2,622,659	12	0.40	$218,555	6.934	356.00	634	82.9
07/05	$814,243	4	0.12	$203,561	7.700	357.00	574	83.7
08/05	$850,625	2	0.13	$425,313	7.275	352.00	621	82.9
09/05	$975,618	3	0.15	$325,206	6.718	353.00	682	86.7
10/05	$752,613	3	0.11	$250,871	7.726	354.00	619	79.5
11/05	$3,881,924	16	0.59	$242,620	7.214	355.00	618	82.8
12/05	$11,786,629	50	1.80	$235,733	7.254	356.00	642	85.9
01/06	$4,554,578	21	0.69	$216,885	7.390	357.00	613	84.0
03/06	$157,771	1	0.02	$157,771	7.600	348.00	578	90.0

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Next Interest Adjustment Date (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$342,992	2	0.05	$171,496	7.881	348.20	517	75.0
06/06	$489,239	3	0.07	$163,080	7.069	350.00	596	90.7
07/06	$1,569,100	8	0.24	$196,138	7.231	351.19	569	80.6
08/06	$12,440,450	59	1.89	$210,855	7.421	352.02	619	81.4
09/06	$26,307,391	119	4.01	$221,071	6.896	353.01	632	80.4
10/06	$30,051,177	153	4.58	$196,413	6.700	354.13	614	81.2
11/06	$160,336,700	872	24.42	$183,872	6.969	355.23	610	78.6
12/06	$229,493,874	1,099	34.96	$208,821	7.147	356.00	614	79.6
01/07	$65,667,378	310	10.00	$211,830	7.257	357.00	616	80.2
07/07	$79,422	1	0.01	$79,422	6.600	352.00	644	80.0
08/07	$977,143	6	0.15	$162,857	7.677	352.00	630	78.0
09/07	$3,043,651	12	0.46	$253,638	6.034	353.08	613	73.0
10/07	$9,062,849	55	1.38	$164,779	6.379	354.40	618	78.6
11/07	$54,355,480	372	8.28	$146,117	6.739	355.49	621	78.4
12/07	$23,363,774	148	3.56	$157,863	6.798	356.00	626	79.1
01/08	$2,246,885	11	0.34	$204,262	6.759	357.00	635	78.9
08/09	$479,500	1	0.07	$479,500	6.875	352.00	583	70.0
09/09	$442,909	3	0.07	$147,636	7.089	353.00	596	74.2
10/09	$483,799	3	0.07	$161,266	8.142	354.00	603	68.9
11/09	$2,559,653	11	0.39	$232,696	6.643	355.00	625	74.7
12/09	$3,963,199	19	0.60	$208,589	7.010	356.00	658	78.9
01/10	$1,505,664	8	0.23	$188,208	6.172	357.00	650	77.5
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

ABS New Transaction

Computational Materials

$750,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-BC2

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date: April 13, 2005*

$750,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC2

Class [(1)(2)]	Principal Balance [(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(7)]	Last Scheduled Distribution Date	Certificate Type
1-A-1[(4)]	$267,840,000	1.99 / 2.20	1 - 72 / 1 - 179	AAA/Aaa	May 2035	Floating Rate Super Senior
1-A-2[(4)]	$66,960,000	1.99 / 2.20	1 - 72 / 1 - 179	AAA/Aaa	May 2035	Floating Rate Senior Support
2-A-1[(5)]	$180,895,000	0.94 / 0.94	1 - 22 / 1 - 22	AAA/Aaa	Jun 2028	Floating Rate Senior
2-A-2[(5)]	$80,140,000	2.60 / 2.60	22 - 60 / 22 - 60	AAA/Aaa	Nov 2033	Floating Rate Senior
2-A-3[(5)]	$31,915,000	5.81 / 7.59	60 - 72 / 60 - 176	AAA/Aaa	May 2035	Floating Rate Senior
M-1[(6)]	$25,500,000	4.61 / 5.09	46 - 72 / 46 - 141	AA+/Aa1	Apr 2035	Floating Rate Mezzanine
M-2[(6)]	$23,625,000	4.43 / 4.89	43 - 72 / 43 - 134	AA/Aa2	Apr 2035	Floating Rate Mezzanine
M-3[(6)]	$13,875,000	Not Offered Herein (144A)				Floating Rate Mezzanine
M-4[(6)]	$12,750,000	Not Offered Herein (144A)				Floating Rate Mezzanine
M-5[(6)]	$11,625,000	4.24 / 4.61	40 - 72 / 40 - 112	A+/A2	Feb 2035	Floating Rate Mezzanine
M-6[(6)]	$10,875,000	4.20 / 4.52	39 - 72 / 39 - 105	A/A3	Jan 2035	Floating Rate Mezzanine
M-7[(6)]	$9,750,000	4.18 / 4.42	38 - 72 / 38 - 96	A-/Baa1	Dec 2034	Floating Rate Mezzanine
M-8[(6)]	$6,750,000	4.16 / 4.30	38 - 72 / 38 - 86	BBB+/Baa2	Oct 2034	Floating Rate Mezzanine
B[(6)]	$7,500,000	4.11 / 4.13	37 - 72 / 37 - 77	BBB/Baa3	Jul 2034	Floating Rate Subordinate
Total:	**$750,000,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *The Class 1-A-1 and Class 1-A-2 Certificates (collectively the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(5) *The Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(6) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1 and Group 2 Mortgage Loans.*
(7) *Rating Agency Contacts: [Michael McCormick, Standard & Poors, 212.438.1937]; Rachel Peng, Moody's Ratings, 212-553-3831.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-BC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (*"Countrywide"*).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class 1-A and Class 2-A Certificates (collectively, the "*Senior Certificates*") and (ii) the Class M-1, Class M-2, Class M-5, Class M-6, Class M-7, Class M-8 and Class B are together referred to herein as the "*Offered Certificates.*"

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class M-3, Class M-4, Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Private Placement:	The Class M-3 and Class M-4 Certificates (the "Privately Placed Certificates") have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered under any state securities or "blue sky" legislation. The Privately Placed Certificates will be offered and sold in reliance on the exemption provided by Rule 144A under the Securities Act. The Privately Placed Certificates are not offered herein.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of [April 1, 2005].
Cut-off Date:	As to any Mortgage Loan, the later of [April 1, 2005] and the origination date of such Mortgage Loan.
Expected Pricing Date:	April [14], 2005.
Expected Closing Date:	April [29], 2005.
Expected Settlement Date:	April [29], 2005.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in May 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 50% CPR from month 25 until month 28, decreasing 1/6th of

15% CPR for each month thereafter, decreasing to 35% CPR in Month 34 and remaining constant at 35% CPR from month 35 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $774,278,186 (the ***"Mortgage Loans"***) of which: (i) approximately $424,520,540 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***") and (ii) approximately $349,757,647 were nonconforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the mortgage insurance premium rate (if any).

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the "***Class 1-A Corridor Contract,***" "***Class 2-A Corridor Contract,***" and "***Subordinate Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related classes of Certificates. After the Closing Date, the notional amount of each Corridor Contract will amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the related Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the Seller or the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
1-A	AAA/Aaa	18.25%	36.50%
2-A	AAA/Aaa	18.25%	36.50%
M-1	AA+/Aa1	14.85%	29.70%
M-2	AA/Aa2	11.70%	23.40%
M-3	AA/Aa3	9.85%	19.70%
M-4	AA-/A1	8.15%	16.30%
M-5	A+/A2	6.60%	13.20%
M-6	A/A3	5.15%	10.30%
M-7	A-/Baa1	3.85%	7.70%
M-8	BBB+/Baa2	2.95%	5.90%
B	BBB/Baa3	1.95%	3.90%

(1) Initial o/c at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional credit support to the Class 1-A-1 Certificates.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will approximately equal the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first

by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, 1.95% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.90% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "*O/C Floor*") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three-month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 42.00% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	2.75% with respect to May 2008, plus an additional 1/12th of 1.25% for each month thereafter
49 – 60	4.00% with respect to May 2009, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.25% with respect to May 2010, plus an additional 1/12th of 0.75% for each month thereafter
73+	6.00%

Group 1 Sequential Trigger Event:

A Group 1 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 37th Distribution Date if the aggregate amount of realized losses on the Group 1 Mortgage Loans divided by the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceeds 2.75%, or (b) on or after the 37th Payment Date if a Trigger Event is in effect.

Stepdown Date:

The later to occur of:

a. the Distribution Date in May 2008.

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 63.50% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to each class of Class 1-A Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and ii) from principal collections related to the Group 2 Mortgage Loans, to pay the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Subordinate Certificates;
3) Excess Cashflow, sequentially, as follows: as principal to the Senior Certificates and Subordinate Certificates to restore or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay unreimbursed realized loss amounts on the Class 1-A-2 Certificates;
5) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
6) Any remaining Excess Cashflow to pay related Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contracts (as described above);
7) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates (as described below under "Class 1-A Principal Distributions" and "Class 2-A Principal Distributions"), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one group of Senior Certificates are retired prior to the other group of Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and (b) the Class 2-A Certificates (as described below under "Class 2-A

Principal Distributions"), such that the unpaid principal balance of the Senior Certificates in the aggregate will have 36.50% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.70% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.40% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 19.70% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 16.30% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 13.20% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 10.30% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 7.70% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.90% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 3.90% Subordination.

All prepayment charges collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

Class 1-A Principal Distributions: Principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 1 Sequential Trigger Event is in effect, then principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 2-A Principal Distributions: Principal distributed on the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class 1-A-1 (To Call)

Margin	0.19%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	19	19	19	19	19
WAL (yr)	4.18	2.79	1.99	1.42	1.14
MDUR (yr)	3.74	2.59	1.89	1.38	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov07

Class 1-A-1 (To Maturity)

Margin	0.19%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	19
WAL (yr)	4.53	3.06	2.20	1.56	1.14
MDUR (yr)	3.95	2.79	2.05	1.49	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Oct30	Oct24	Mar20	Feb17	Nov07

Class 1-A-2 (To Call)

Margin	0.24%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	4.18	2.79	1.99	1.42	1.14
MDUR (yr)	3.73	2.59	1.89	1.38	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov07

Class 1-A-2 (To Maturity)

Margin	0.24%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	25	26	26	26	24
WAL (yr)	4.53	3.06	2.20	1.56	1.14
MDUR (yr)	3.94	2.78	2.05	1.49	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Oct30	Oct24	Mar20	Feb17	Nov07

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-1 (To Call)

Margin 0.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.71	1.20	0.94	0.77	0.65
MDUR (yr)	1.65	1.17	0.93	0.76	0.64
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06

Class 2-A-1 (To Maturity)

Margin 0.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.71	1.20	0.94	0.77	0.65
MDUR (yr)	1.65	1.17	0.93	0.76	0.64
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06

Class 2-A-2 (To Call)

Margin 0.20%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	6.40	4.10	2.60	1.94	1.66
MDUR (yr)	5.76	3.83	2.48	1.88	1.61
First Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06
Last Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07

Class 2-A-2 (To Maturity)

Margin 0.20%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	6.40	4.10	2.60	1.94	1.66
MDUR (yr)	5.76	3.83	2.48	1.88	1.61
First Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06
Last Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07

Class 2-A-3 (To Call)

Margin	0.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	12.08	8.01	5.81	3.14	2.19
MDUR (yr)	9.99	7.05	5.29	2.98	2.12
First Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Oct07

Class 2-A-3 (To Maturity)

Margin	0.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	36	36	36	30
WAL (yr)	15.12	10.35	7.59	4.10	2.19
MDUR (yr)	11.80	8.68	6.65	3.75	2.12
First Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07
Last Prin Pay	Aug30	Jul24	Dec19	Dec16	Oct07

Class M-1 (To Call)

Margin	0.41%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	41	41	41	41	41
WAL (yr)	8.09	5.42	4.61	4.57	2.71
MDUR (yr)	6.96	4.91	4.26	4.24	2.59
First Prin Pay	Feb09	Aug08	Feb09	Nov09	Nov07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Mar08

Class M-1 (To Maturity)

Margin	0.41%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	42	43	43	45	41
WAL (yr)	8.93	6.06	5.09	5.79	2.71
MDUR (yr)	7.47	5.35	4.63	5.24	2.59
First Prin Pay	Feb09	Aug08	Feb09	Mar10	Nov07
Last Prin Pay	Mar27	Dec20	Jan17	Jun14	Mar08

Class M-2 (To Call)

Margin	0.44%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	44	44	44	44	44
WAL (yr)	8.09	5.40	4.43	4.47	3.32
MDUR (yr)	6.95	4.88	4.10	4.14	3.14
First Prin Pay	Feb09	Jul08	Nov08	Jun09	Mar08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-2 (To Maturity)

Margin	0.44%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	45	46	46	46	52
WAL (yr)	8.90	6.01	4.89	4.87	5.60
MDUR (yr)	7.44	5.31	4.45	4.47	5.02
First Prin Pay	Feb09	Jul08	Nov08	Jun09	Mar08
Last Prin Pay	May26	Mar20	Jun16	Dec13	Nov14

Class M-5 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	8.09	5.38	4.24	3.84	3.57
MDUR (yr)	6.88	4.83	3.91	3.58	3.35
First Prin Pay	Feb09	Jun08	Aug08	Oct08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-5 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	70
WAL (yr)	8.76	5.88	4.61	4.13	4.24
MDUR (yr)	7.28	5.18	4.19	3.81	3.92
First Prin Pay	Feb09	Jun08	Aug08	Oct08	Mar09
Last Prin Pay	Aug23	Dec17	Aug14	Jun12	Dec10

Class M-6 (To Call)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	73	73	73	73	73
WAL (yr)	8.09	5.38	4.20	3.74	3.57
MDUR (yr)	6.86	4.81	3.87	3.49	3.34
First Prin Pay	Feb09	May08	Jul08	Sep08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-6 (To Maturity)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	75	75	75	75	76
WAL (yr)	8.67	5.81	4.52	3.99	3.94
MDUR (yr)	7.21	5.11	4.11	3.69	3.66
First Prin Pay	Feb09	May08	Jul08	Sep08	Dec08
Last Prin Pay	Aug22	Mar17	Jan14	Dec11	Aug10

Class M-7 (To Call)

Margin	1.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	130	130	130	130	130
WAL (yr)	8.09	5.37	4.18	3.67	3.55
MDUR (yr)	6.68	4.71	3.79	3.38	3.28
First Prin Pay	Feb09	May08	Jun08	Aug08	Oct08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-7 (To Maturity)

Margin	1.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	132	133	133	133	133
WAL (yr)	8.54	5.70	4.42	3.86	3.71
MDUR (yr)	6.93	4.94	3.97	3.53	3.41
First Prin Pay	Feb09	May08	Jun08	Aug08	Oct08
Last Prin Pay	May21	Mar16	Apr13	Jun11	Feb10

Class M-8 (To Call)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	8.09	5.37	4.16	3.61	3.43
MDUR (yr)	6.65	4.70	3.76	3.32	3.17
First Prin Pay	Feb09	May08	Jun08	Jul08	Aug08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-8 (To Maturity)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	142	142	142	142	142
WAL (yr)	8.36	5.57	4.30	3.72	3.51
MDUR (yr)	6.80	4.83	3.87	3.40	3.24
First Prin Pay	Feb09	May08	Jun08	Jul08	Aug08
Last Prin Pay	Nov19	Feb15	Jun12	Oct10	Aug09

Class B (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	8.02	5.32	4.11	3.54	3.32
MDUR (yr)	6.42	4.57	3.66	3.21	3.03
First Prin Pay	Feb09	May08	May08	Jun08	Jul08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class B (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	8.06	5.35	4.13	3.55	3.33
MDUR (yr)	6.44	4.59	3.68	3.22	3.04
First Prin Pay	Feb09	May08	May08	Jun08	Jul08
Last Prin Pay	Aug18	Mar14	Sep11	Mar10	Feb09

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	334,800,000	7.36271%	9.75000%	41	56,703,008	8.93920%	8.93920%
2	328,047,181	6.13491%	9.75000%	42	56,703,008	9.23171%	9.23171%
3	321,645,601	6.35124%	9.75000%	43	56,703,008	8.91274%	8.91274%
4	314,450,708	6.14689%	9.74865%	44	56,703,008	9.21918%	9.21918%
5	306,485,799	6.14692%	9.74865%	45	56,703,008	8.98744%	8.98744%
6	297,778,635	6.36017%	9.74861%	46	56,703,008	8.97372%	8.97372%
7	288,364,587	6.14695%	9.74865%	47	56,703,008	9.94615%	9.94615%
8	278,399,828	6.36012%	9.74861%	48	55,664,279	8.94504%	8.94504%
9	267,981,558	6.18032%	9.74865%	49	53,603,969	9.23662%	9.23662%
10	257,876,270	6.18733%	9.74469%	50	51,951,725	8.91954%	9.27626%
11	248,082,368	6.87660%	9.74412%	51	50,352,998	9.25996%	9.25996%
12	238,589,715	6.18653%	9.74470%	52	48,806,278	8.93889%	9.24465%
13	229,388,909	6.40066%	9.74453%	53	47,309,474	8.92379%	9.25209%
14	220,470,843	6.18572%	9.74472%	54	45,860,915	9.21390%	9.21390%
15	211,826,679	6.41252%	9.73080%	55	44,458,989	8.89339%	9.26704%
16	203,448,563	6.20081%	9.72486%	56	43,102,133	9.18749%	9.22899%
17	195,327,734	6.20036%	9.72490%	57	41,788,725	8.93208%	9.32839%
18	187,455,944	6.41546%	9.72411%	58	40,516,715	8.91851%	9.33636%
19	179,824,315	6.20079%	9.72499%	59	39,285,473	9.88313%	9.88313%
20	172,422,708	6.50239%	9.72420%	60	38,093,630	8.88643%	9.35122%
21	164,918,958	7.98971%	9.70236%	61	36,939,874	9.17431%	10.31235%
22	153,485,927	7.98719%	9.69420%	62	35,822,939	8.85748%	10.36865%
23	142,626,520	8.85295%	9.68868%	63	34,741,607	9.18845%	10.36020%
24	132,349,752	7.95664%	9.69502%	64	33,694,749	8.86855%	10.41253%
25	122,664,302	8.21388%	9.69366%	65	32,681,166	8.85182%	10.41997%
26	114,055,947	7.96134%	9.69589%	66	31,699,752	9.13786%	10.38336%
27	106,387,789	8.68392%	9.16224%	67	30,749,442	8.81818%	10.43496%
28	99,554,084	8.38457%	9.17685%	68	29,829,207	9.10514%	10.40008%
29	93,440,054	8.37154%	9.17997%	69	28,938,058	8.81343%	10.46477%
30	87,961,474	8.64739%	9.16365%	70	28,075,067	8.79665%	10.47164%
31	83,023,001	8.35209%	9.18472%	71	27,239,271	9.74677%	10.34299%
32	78,251,227	8.71193%	9.16192%	72	26,429,773	8.76198%	10.48670%
33	73,637,888	8.84932%	8.84932%				
34	69,189,899	8.83861%	8.83861%				
35	64,888,064	9.45272%	9.45272%				
36	60,727,365	8.81478%	8.81478%				
37	56,703,008	9.10507%	9.10507%				
38	56,703,008	8.83859%	8.83859%				
39	56,703,008	9.27237%	9.27237%				
40	56,703,008	8.95247%	8.95247%				

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	292,950,000	7.14809%	8.75000%	41	46,583,539	8.93947%	8.93947%
2	286,128,149	5.95480%	8.75000%	42	46,583,539	9.23510%	9.23510%
3	279,777,401	6.17316%	8.75000%	43	46,583,539	8.92442%	8.92442%
4	272,744,982	5.96597%	8.75000%	44	46,583,539	9.27621%	9.27621%
5	265,059,892	5.96606%	8.75000%	45	46,583,539	8.96530%	8.96530%
6	256,757,628	6.17344%	8.75000%	46	46,583,539	8.95267%	8.95267%
7	247,953,654	5.96645%	8.75000%	47	46,583,539	9.92462%	9.92462%
8	238,737,477	6.22123%	8.75000%	48	46,583,539	8.92875%	8.92875%
9	229,727,990	6.05474%	8.75000%	49	45,471,439	9.22600%	9.59937%
10	220,997,062	6.05481%	8.75000%	50	44,054,478	8.94949%	9.65442%
11	212,535,352	6.73040%	8.75000%	51	42,683,923	9.24897%	9.60710%
12	204,334,453	6.05494%	8.75000%	52	41,358,075	8.92912%	9.66737%
13	196,386,217	6.26518%	8.75000%	53	40,075,407	8.91564%	9.67473%
14	188,682,752	6.07670%	8.73771%	54	38,834,465	9.20851%	9.62978%
15	181,217,287	6.31361%	8.72894%	55	37,633,851	8.90686%	9.69251%
16	173,982,283	6.10283%	8.72966%	56	36,471,491	9.26081%	9.68985%
17	166,966,953	6.10538%	8.72958%	57	35,345,962	8.94536%	9.75307%
18	160,160,942	6.32300%	8.72870%	58	34,256,783	8.93096%	9.76034%
19	153,542,061	6.23543%	8.72942%	59	33,202,857	9.89863%	9.89863%
20	146,816,404	8.16635%	8.70104%	60	32,182,999	8.90210%	9.77521%
21	136,961,586	8.05398%	8.67260%	61	31,196,070	9.19918%	10.23600%
22	127,177,327	8.04093%	8.67311%	62	30,240,983	8.91866%	10.31928%
23	117,924,590	8.91417%	8.91417%	63	29,316,696	9.21303%	10.28348%
24	109,212,150	8.01381%	8.66994%	64	28,422,138	8.89258%	10.33811%
25	101,423,864	8.31693%	9.16738%	65	27,556,314	8.87734%	10.34551%
26	94,497,264	8.55772%	8.71868%	66	26,718,267	9.16587%	10.30649%
27	88,335,465	8.88956%	8.88956%	67	25,907,069	8.85000%	10.35925%
28	82,832,383	8.58283%	8.65277%	68	25,121,838	9.16373%	10.33501%
29	77,908,186	8.57299%	8.65417%	69	24,361,725	8.84787%	10.39165%
30	73,474,530	8.86245%	8.86245%	70	23,625,865	8.83203%	10.39909%
31	69,226,118	8.59128%	8.62753%	71	22,913,454	9.78751%	10.26266%
32	65,119,281	9.14737%	9.14737%	72	22,223,712	8.80025%	10.41420%
33	61,158,676	8.88510%	8.88510%				
34	57,329,143	8.87492%	8.87492%				
35	53,626,292	9.49303%	9.49303%				
36	50,045,805	8.85579%	8.85579%				
37	46,583,539	9.16078%	9.16078%				
38	46,583,539	8.95450%	8.95450%				
39	46,583,539	9.26996%	9.26996%				
40	46,583,539	8.95128%	8.95128%				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	122,250,000	7.26255%	8.25000%	41	94,689,790	8.93933%	8.93933%
2	122,250,000	6.26076%	8.46002%	42	88,355,173	8.92739%	8.92739%
3	122,250,000	6.05768%	8.03966%	43	82,227,159	9.22385%	9.22385%
4	122,250,000	6.27260%	8.45954%	44	76,298,771	8.93978%	8.93978%
5	122,250,000	6.06219%	8.24908%	45	70,563,853	9.28454%	9.28454%
6	122,250,000	6.06225%	8.03861%	46	65,015,965	8.96375%	8.96375%
7	122,250,000	6.27274%	8.45943%	47	59,647,970	8.95020%	8.95020%
8	122,250,000	6.08386%	8.03791%	48	55,492,526	9.50000%	9.50000%
9	122,250,000	6.33382%	8.46147%	49	53,638,732	8.92570%	9.36532%
10	122,250,000	6.12520%	8.24697%	50	51,844,034	9.23998%	10.02705%
11	122,250,000	6.12502%	7.56362%	51	50,106,464	8.94809%	9.34302%
12	122,250,000	6.80786%	8.93001%	52	48,424,103	9.24047%	10.01526%
13	122,250,000	6.12465%	8.03440%	53	46,795,028	8.92005%	9.71661%
14	122,250,000	6.34743%	8.45410%	54	45,217,443	8.90622%	9.36795%
15	122,250,000	6.15273%	8.01637%	55	43,689,615	9.20455%	10.03786%
16	122,250,000	6.36837%	8.44045%	56	42,209,435	8.91557%	9.40553%
17	122,250,000	6.15583%	8.22695%	57	40,775,142	9.24444%	10.10015%
18	122,250,000	6.15849%	8.01250%	58	39,385,272	8.92421%	9.80153%
19	122,250,000	6.43260%	8.44268%	59	38,038,868	8.90891%	8.90891%
20	122,250,000	7.03952%	7.97285%	60	36,734,463	9.87328%	10.79608%
21	122,250,000	8.29550%	8.46420%	61	35,470,647	8.88132%	9.97302%
22	122,250,000	8.01238%	8.18442%	62	34,246,062	9.19000%	10.65057%
23	122,250,000	7.99794%	7.99794%	63	33,059,395	8.89486%	10.02025%
24	122,250,000	8.86560%	9.06554%	64	31,909,375	9.18386%	10.68280%
25	122,250,000	7.98761%	8.90694%	65	30,874,693	8.86349%	10.38590%
26	122,250,000	8.52397%	9.25677%	66	29,828,861	8.84742%	10.04495%
27	122,250,000	8.48903%	8.48903%	67	28,816,341	9.13548%	10.70309%
28	122,250,000	8.76844%	8.95681%	68	27,836,034	8.82928%	10.06769%
29	122,250,000	8.46599%	8.66822%	69	26,886,883	9.13181%	10.73399%
30	122,250,000	8.45795%	8.45795%	70	25,967,858	8.81281%	10.43848%
31	122,250,000	8.75470%	8.94882%	71	25,077,944	8.79615%	9.33705%
32	122,250,000	8.62040%	8.62040%	72	24,216,177	9.74690%	11.42102%
33	122,250,000	9.16996%	9.16996%				
34	122,250,000	8.85563%	8.85563%				
35	122,250,000	8.84442%	8.84442%				
36	122,250,000	9.25000%	9.25000%				
37	122,250,000	8.82857%	8.82857%				
38	115,009,280	9.19774%	9.19774%				
39	108,008,017	8.96410%	8.96410%				
40	101,238,236	9.25000%	9.25000%				

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.613	7.613
2	6.385	10.000
3	6.601	10.000
4	6.396	10.000
5	6.396	10.000
6	6.610	10.000
7	6.396	10.000
8	6.609	10.000
9	6.424	10.000
10	6.428	10.000
11	7.117	10.000
12	6.427	10.000
13	6.641	10.000
14	6.427	10.000
15	6.642	10.000
16	6.428	10.000
17	6.428	10.000
18	6.642	10.000
19	6.428	10.000
20	6.729	10.000
21	7.974	10.000
22	7.970	10.000
23	8.809	10.000
24	7.943	10.000
25	8.194	10.000
26	7.942	10.000
27	8.209	10.000
28	7.934	10.000
29	7.925	10.000
30	8.180	10.000
31	7.911	10.000
32	8.239	10.000
33	8.291	10.477
34	8.282	10.467
35	8.844	11.170
36	8.265	10.432
37	8.532	10.762
38	8.258	10.456
39	8.539	11.066
40	8.255	10.689

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
41	8.246	10.670
42	8.511	11.005
43	8.227	10.631
44	8.492	10.999
45	8.209	10.734
46	8.199	10.713
47	9.067	11.837
48	8.180	10.670
49	8.443	11.004
50	8.161	11.000
51	8.423	11.074
52	8.141	11.000
53	8.132	11.000
54	8.392	11.004
55	8.112	11.000
56	8.373	11.000
57	8.114	11.000
58	8.105	11.000
59	8.962	11.690
60	8.084	11.000
61	8.343	12.000
62	8.064	12.000
63	8.322	12.000
64	8.043	12.000
65	8.032	12.000
66	8.289	12.000
67	8.011	12.000
68	8.267	12.000
69	7.990	12.000
70	7.979	12.000
71	8.822	12.000
72	7.957	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.398	7.398
2	6.205	9.000
3	6.423	9.000
4	6.216	9.000
5	6.216	9.000
6	6.423	9.000
7	6.216	9.000
8	6.468	9.000
9	6.300	9.000
10	6.300	9.000
11	6.975	9.000
12	6.300	9.000
13	6.510	9.000
14	6.307	9.000
15	6.523	9.000
16	6.314	9.000
17	6.316	9.000
18	6.530	9.000
19	6.439	9.000
20	8.212	9.000
21	8.082	9.000
22	8.070	9.000
23	8.921	9.250
24	8.045	9.000
25	8.304	9.500
26	8.057	9.500
27	8.316	9.760
28	8.040	9.500
29	8.033	9.500
30	8.299	9.729
31	8.046	9.500
32	8.469	10.885
33	8.230	10.659
34	8.223	10.643
35	8.782	11.361
36	8.209	10.613
37	8.478	10.998
38	8.216	10.841
39	8.484	11.214
40	8.202	10.835

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
41	8.194	10.817
42	8.461	11.161
43	8.182	10.791
44	8.446	11.202
45	8.166	10.839
46	8.158	10.819
47	9.023	11.957
48	8.142	10.781
49	8.405	11.500
50	8.126	11.500
51	8.388	11.500
52	8.109	11.500
53	8.100	11.500
54	8.361	11.500
55	8.095	11.500
56	8.373	11.500
57	8.094	11.500
58	8.085	11.500
59	8.942	11.790
60	8.067	11.500
61	8.327	12.000
62	8.049	12.000
63	8.308	12.000
64	8.030	12.000
65	8.021	12.000
66	8.279	12.000
67	8.002	12.000
68	8.259	12.000
69	7.983	12.000
70	7.973	12.000
71	8.817	12.000
72	7.954	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.513	7.513
2	6.301	8.500
3	6.518	8.500
4	6.312	8.500
5	6.312	8.500
6	6.522	8.500
7	6.312	8.500
8	6.543	8.500
9	6.366	8.500
10	6.368	8.500
11	7.050	8.500
12	6.368	8.500
13	6.580	8.500
14	6.371	8.500
15	6.586	8.500
16	6.375	8.500
17	6.375	8.500
18	6.590	8.500
19	6.433	8.500
20	7.425	8.500
21	8.025	8.500
22	8.017	8.500
23	8.862	9.204
24	7.991	8.500
25	8.246	9.500
26	7.996	9.500
27	8.259	9.633
28	7.983	9.500
29	7.975	9.500
30	8.236	9.599
31	7.974	9.500
32	8.347	10.174
33	8.262	10.562
34	8.254	10.549
35	8.815	11.259
36	8.239	10.517
37	8.507	10.872
38	8.238	10.636
39	8.513	11.135
40	8.230	10.758

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
41	8.221	10.739
42	8.487	11.078
43	8.206	10.706
44	8.470	11.094
45	8.188	10.783
46	8.179	10.763
47	9.046	11.894
48	8.162	10.722
49	8.425	11.500
50	8.144	11.500
51	8.406	11.500
52	8.126	11.500
53	8.117	11.500
54	8.378	11.500
55	8.104	11.500
56	8.373	11.500
57	8.105	11.500
58	8.096	11.500
59	8.953	11.736
60	8.077	11.500
61	8.336	12.000
62	8.057	12.000
63	8.315	12.000
64	8.037	12.000
65	8.027	12.000
66	8.284	12.000
67	8.007	12.000
68	8.263	12.000
69	7.987	12.000
70	7.976	12.000
71	8.820	12.000
72	7.956	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%)and includes all projected cash proceeds (if any) from the Corridor Contract.

Group1

ARM and Fixed $424,520,540

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		2,663	
Total Outstanding Balance		$424,520,540	
Average Loan Balance		$159,414	$8,029 to $498,297
WA Mortgage Rate		7.107%	4.700% to 11.250%
Net WAC		6.598%	4.191% to 10.741%
ARM Characteristics			
WA Gross Margin		6.466%	4.500% to 8.840%
WA Months to First Roll		22	1 to 57
WA First Periodic Cap		2.919%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.581%	1.000% to 2.000%
WA Lifetime Cap		13.728%	10.700% to 16.000%
WA Lifetime Floor		7.131%	4.700% to 9.000%
WA Original Term (months)		358	120 to 360
WA Remaining Term (months)		354	116 to 360
WA LTV		77.19%	9.92% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		610	
WA DTI%		40.75%	
Secured by (% of pool)	1st Liens	99.88%	
	2nd Liens	0.12%	
Prepayment Penalty at Loan Orig (% of all loans)		82.01%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	35.40%	SFR	78.22%	FULL	63.29%	RCO	67.27%	OO	94.49%	PP	70.13%	0	17.99%
FL	9.14%	PUD	9.47%	STATED	36.71%	PUR	16.44%	INV	5.21%	PR	10.59%	12	4.67%
IL	7.87%	2 FAM	5.16%			RNC	16.30%	2H	0.29%	A-	5.00%	24	49.06%
MD	4.49%	CND	4.29%							B	8.04%	36	28.27%
VA	4.27%	3 FAM	1.83%							C	5.73%		
										C-	0.07%		
										D	0.43%		

Group1

ARM and Fixed $424,520,540

Detailed Report

Program								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$2,908,332	14	0.69	$207,738	7.368	356.01	601	78.0
1/29 LIB6M	$4,355,645	23	1.03	$189,376	7.513	356.43	600	81.3
1/29 LIB6M - IO	$3,403,149	17	0.80	$200,185	7.323	355.92	647	84.9
2/28 LIB6M	$256,266,841	1,535	60.37	$166,949	7.251	355.81	597	77.6
2/28 LIB6M - IO	$21,894,687	116	5.16	$188,747	6.722	355.91	644	81.3
3/27 LIB6M	$52,280,974	394	12.32	$132,693	6.850	355.66	619	77.7
3/27 LIB6M - IO	$10,994,947	80	2.59	$137,437	6.451	355.58	634	80.0
5/25 LIB6M	$3,087,901	17	0.73	$181,641	6.397	356.41	649	76.5
5/25 LIB6M - IO	$1,552,107	7	0.37	$221,730	7.085	356.00	646	76.0
10Yr Fixed	$148,445	1	0.03	$148,445	6.940	116.00	647	41.8
15Yr Fixed	$2,689,853	25	0.63	$107,594	6.939	175.79	663	65.3
20Yr Fixed	$2,168,366	17	0.51	$127,551	6.923	236.26	610	70.6
25Yr Fixed	$126,682	1	0.03	$126,682	6.250	296.00	653	87.9
30Yr Fixed	$61,465,653	395	14.48	$155,609	6.955	355.71	636	72.9
30Yr Fixed - 2nd	$339,040	11	0.08	$30,822	10.570	353.90	640	99.4
30Yr Fixed - IO	$669,386	3	0.16	$223,129	6.228	355.66	630	77.0
30/15 Fixed Balloon - 2nd	$168,531	7	0.04	$24,076	10.876	177.44	623	100.0
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Original Term								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$356,744,582	2,203	84.03	$161,936	7.132	355.81	606	78.1
Fixed 120	$148,445	1	0.03	$148,445	6.940	116.00	647	41.8
Fixed 180	$2,858,385	32	0.67	$89,325	7.171	175.88	660	67.3
Fixed 240	$2,168,366	17	0.51	$127,551	6.923	236.26	610	70.6
Fixed 300	$126,682	1	0.03	$126,682	6.250	296.00	653	87.9
Fixed 360	$62,474,079	409	14.72	$152,748	6.967	355.70	636	73.0
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$247,981	13	0.06	$19,075	10.480	278.95	637	97.7
$25,000.01 - $50,000.00	$1,290,332	28	0.30	$46,083	8.023	328.36	611	55.1
$50,000.01 - $75,000.00	$14,026,059	218	3.30	$64,340	7.630	349.71	617	75.0
$75,000.01 - $100,000.00	$28,966,987	324	6.82	$89,404	7.324	352.11	615	77.6
$100,000.01 - $150,000.00	$114,340,185	915	26.93	$124,962	7.128	353.36	614	77.7
$150,000.01 - $200,000.00	$82,069,568	472	19.33	$173,876	7.104	353.43	602	76.4
$200,000.01 - $250,000.00	$73,065,000	326	17.21	$224,126	7.054	354.92	603	75.5

Group1

ARM and Fixed $424,520,540

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$250,000.01 - $300,000.00	$57,959,078	211	13.65	$274,688	7.020	355.26	608	78.3
$300,000.01 - $350,000.00	$40,432,720	125	9.52	$323,462	6.962	355.76	621	80.0
$350,000.01 - $400,000.00	$7,673,707	21	1.81	$365,415	6.845	355.58	633	76.9
$400,000.01 - $450,000.00	$3,494,399	8	0.82	$436,800	6.913	355.75	624	78.1
$450,000.01 - $500,000.00	$954,524	2	0.22	$477,262	6.585	355.00	606	75.2
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$513,684	5	0.12	$102,737	7.573	354.63	649	91.0
Arizona	$11,036,490	88	2.60	$125,415	6.710	355.60	625	79.8
Arkansas	$744,042	9	0.18	$82,671	7.894	355.10	614	84.4
California	$150,261,996	695	35.40	$216,204	6.885	353.55	609	73.0
Colorado	$5,232,078	31	1.23	$168,777	6.644	350.36	632	80.8
Connecticut	$4,759,697	29	1.12	$164,127	7.334	351.38	598	81.2
Delaware	$1,712,814	11	0.40	$155,710	7.189	355.71	583	77.7
Florida	$38,785,316	283	9.14	$137,051	7.204	354.27	608	78.4
Georgia	$9,861,262	73	2.32	$135,086	7.589	353.83	607	82.9
Hawaii	$1,492,961	5	0.35	$298,592	6.968	355.68	593	70.8
Idaho	$1,180,589	9	0.28	$131,177	6.964	355.33	625	84.3
Illinois	$33,430,526	206	7.87	$162,284	7.405	355.08	612	80.6
Indiana	$2,202,835	22	0.52	$100,129	6.952	346.70	609	78.5
Iowa	$1,405,555	12	0.33	$117,130	6.794	355.69	660	82.7
Kansas	$1,630,565	14	0.38	$116,469	7.313	356.15	619	80.9
Kentucky	$1,843,689	16	0.43	$115,231	7.038	355.85	632	82.9
Louisiana	$2,258,092	20	0.53	$112,905	7.448	355.61	617	83.6
Maine	$355,159	3	0.08	$118,386	7.124	356.00	633	76.3
Maryland	$19,052,606	105	4.49	$181,453	7.227	354.31	600	79.2
Massachusetts	$4,806,939	21	1.13	$228,902	7.147	355.92	612	71.2
Michigan	$8,789,962	78	2.07	$112,692	7.470	351.15	619	83.2
Minnesota	$10,906,267	70	2.57	$155,804	7.218	355.87	609	80.6
Mississippi	$1,218,295	11	0.29	$110,754	7.630	355.96	603	82.0
Missouri	$5,258,164	49	1.24	$107,309	7.315	354.20	603	81.8
Nebraska	$858,743	8	0.20	$107,343	6.648	355.76	641	78.2
Nevada	$12,076,631	66	2.84	$182,979	7.185	353.31	606	75.9
New Hampshire	$1,264,052	8	0.30	$158,007	6.881	356.00	594	76.2
New Jersey	$5,977,153	31	1.41	$192,811	7.533	355.77	592	74.5
New Mexico	$1,138,990	8	0.27	$142,374	7.495	355.86	623	81.1
New York	$7,367,701	38	1.74	$193,887	7.243	353.65	624	75.0
North Carolina	$9,044,607	73	2.13	$123,899	7.152	355.66	619	82.9
North Dakota	$120,025	1	0.03	$120,025	7.090	355.00	602	80.0

Group1

ARM and Fixed $424,520,540

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Ohio	$9,203,888	100	2.17	$92,039	7.171	350.82	620	83.3
Oklahoma	$1,709,103	17	0.40	$100,535	7.111	356.40	621	85.3
Oregon	$2,367,590	18	0.56	$131,533	6.704	355.26	633	74.4
Pennsylvania	$9,488,179	76	2.24	$124,844	7.367	346.07	601	77.4
Rhode Island	$2,709,046	16	0.64	$169,315	7.393	356.09	579	75.4
South Carolina	$3,923,245	37	0.92	$106,034	7.319	355.80	621	77.6
South Dakota	$309,189	3	0.07	$103,063	6.826	355.70	622	83.8
Tennessee	$4,347,273	43	1.02	$101,099	7.159	355.46	615	80.5
Texas	$5,449,896	55	1.28	$99,089	7.036	355.47	637	81.1
Utah	$629,208	4	0.15	$157,302	6.805	356.36	640	83.4
Virginia	$18,111,560	127	4.27	$142,611	7.383	355.33	596	78.6
Washington	$4,392,141	25	1.03	$175,686	6.575	354.59	630	80.1
West Virginia	$595,549	6	0.14	$99,258	7.551	325.32	591	78.1
Wisconsin	$4,564,958	36	1.08	$126,804	7.155	353.71	626	80.8
Wyoming	$132,229	2	0.03	$66,114	7.316	356.00	571	63.3
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$17,899,762	138	4.22	$129,708	6.982	345.60	602	40.6
50.01 - 55.00	$8,177,015	53	1.93	$154,283	7.312	347.75	574	53.1
55.01 - 60.00	$17,837,266	101	4.20	$176,607	6.919	353.06	589	57.8
60.01 - 65.00	$30,023,035	159	7.07	$188,824	6.910	352.68	592	63.4
65.01 - 70.00	$32,390,397	185	7.63	$175,083	6.976	354.82	591	68.4
70.01 - 75.00	$40,863,668	236	9.63	$173,151	7.199	353.29	590	73.9
75.01 - 80.00	$133,096,199	940	31.35	$141,592	6.965	355.21	616	79.6
80.01 - 85.00	$54,287,086	317	12.79	$171,253	7.308	354.30	599	84.3
85.01 - 90.00	$57,770,380	331	13.61	$174,533	7.241	355.05	634	89.5
90.01 - 95.00	$23,072,986	126	5.44	$183,119	7.349	353.96	648	94.7
95.01 - 100.00	$9,102,746	77	2.14	$118,217	7.635	350.40	666	99.9
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$9,235,679	38	2.18	$243,044	4.893	354.43	623	71.5
5.001 - 5.500	$10,123,316	48	2.38	$210,902	5.152	351.33	635	73.8
5.501 - 6.000	$31,477,360	180	7.41	$174,874	5.905	353.97	651	75.4
6.001 - 6.500	$62,081,187	375	14.62	$165,550	6.311	353.25	636	75.1

Group1

ARM and Fixed $424,520,540

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.501 - 7.000	$100,405,714	629	23.65	$159,628	6.815	352.44	624	77.1
7.001 - 7.500	$72,661,071	458	17.12	$158,649	7.309	355.55	605	77.6
7.501 - 8.000	$73,188,506	472	17.24	$155,060	7.791	354.45	587	79.6
8.001 - 8.500	$35,066,258	235	8.26	$149,218	8.273	354.90	576	79.5
8.501 - 9.000	$29,864,777	212	7.03	$140,872	8.764	354.69	566	76.6
10.001 - 10.500	$19,975	1	0.00	$19,975	10.250	357.00	671	100.0
10.501 - 11.000	$233,853	10	0.06	$23,385	10.968	304.86	635	100.0
11.001 - 11.500	$162,845	5	0.04	$32,569	11.250	261.12	610	100.0
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$332,062,039	2,141	78.22	$155,097	7.099	353.51	608	77.0
PUD	$40,215,717	245	9.47	$164,146	7.050	354.49	610	79.6
2 FAM	$21,898,556	106	5.16	$206,590	7.240	355.41	625	76.1
CND	$18,204,502	122	4.29	$149,217	7.136	355.82	620	78.6
3 FAM	$7,766,681	29	1.83	$267,817	7.149	356.11	633	74.3
4 FAM	$3,197,175	11	0.75	$290,652	7.319	355.15	620	74.7
CNDP	$966,976	7	0.23	$138,139	7.455	355.75	618	84.2
SFRA	$208,896	2	0.05	$104,448	7.301	355.59	584	83.5
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$285,563,892	1,591	67.27	$179,487	7.119	353.38	604	75.2
PUR	$69,778,621	641	16.44	$108,859	7.088	355.34	638	82.1
RNC	$69,178,027	431	16.30	$160,506	7.076	354.39	608	80.6
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$401,149,769	2,505	94.49	$160,140	7.072	353.77	608	77.1
INV	$22,135,504	151	5.21	$146,593	7.707	355.59	648	78.6
2H	$1,235,266	7	0.29	$176,467	7.516	356.08	640	81.9

Group1

ARM and Fixed $424,520,540

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$148,445	1	0.03	$148,445	6.940	116.00	647	41.8
121 - 180	$2,858,385	32	0.67	$89,325	7.171	175.88	660	67.3
181 - 300	$2,295,049	18	0.54	$127,503	6.886	239.55	613	71.6
301 - 360	$419,218,661	2,612	98.75	$160,497	7.108	355.79	610	77.3
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$268,662,248	1,788	63.29	$150,259	6.947	353.97	603	77.8
STATED INCOME	$155,858,292	875	36.71	$178,124	7.381	353.70	623	76.1
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$153,099	1	0.04	$153,099	5.250	175.00	806	82.1
781 - 800	$1,017,694	5	0.24	$203,539	6.582	349.14	790	73.7
761 - 780	$1,231,980	10	0.29	$123,198	6.968	336.78	769	83.8
741 - 760	$5,186,425	36	1.22	$144,067	6.808	343.93	750	80.7
721 - 740	$6,281,606	40	1.48	$157,040	6.772	352.60	729	80.0
701 - 720	$8,414,114	55	1.98	$152,984	6.727	348.57	710	83.7
681 - 700	$18,349,299	115	4.32	$159,559	6.772	354.19	691	79.4
661 - 680	$28,107,682	171	6.62	$164,372	6.796	355.07	670	80.9
641 - 660	$56,759,513	354	13.37	$160,338	6.663	353.84	651	80.8
621 - 640	$62,724,789	396	14.78	$158,396	6.758	352.85	630	80.3
601 - 620	$57,587,750	401	13.57	$143,610	6.915	354.58	611	77.4
581 - 600	$43,469,864	263	10.24	$165,285	7.151	354.12	591	75.6
561 - 580	$42,350,096	259	9.98	$163,514	7.504	354.39	570	75.3
541 - 560	$40,230,636	240	9.48	$167,628	7.622	354.75	551	72.6
521 - 540	$36,701,306	225	8.65	$163,117	7.839	354.87	531	71.9
501 - 520	$15,566,529	89	3.67	$174,905	8.001	356.08	511	69.7
<= 500	$388,159	3	0.09	$129,386	8.467	356.52	500	55.2

Group1

ARM and Fixed $424,520,540

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$44,975,622	269	10.59	$167,196	7.197	353.23	584	76.1
PP	$297,736,623	1,916	70.13	$155,395	6.941	353.82	626	78.8
A-	$21,236,040	121	5.00	$175,504	7.585	353.57	571	75.9
B	$34,136,361	206	8.04	$165,710	7.665	354.34	566	72.2
C	$24,307,385	139	5.73	$174,873	7.701	354.97	572	68.2
C-	$314,141	2	0.07	$157,071	8.154	356.00	551	75.0
D	$1,814,367	10	0.43	$181,437	7.796	356.09	580	67.5
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$76,376,107	487	17.99	$156,830	7.441	355.35	614	80.4
12	$19,844,344	101	4.67	$196,479	7.282	353.44	625	77.1
24	$208,285,864	1,270	49.06	$164,005	7.225	355.59	597	77.4
36	$120,014,225	805	28.27	$149,086	6.659	350.01	628	74.8
	$424,520,540	**2,663**	**100.00**	**$159,414**	**7.107**	**353.87**	**610**	**77.2**

Range of Months to Roll

(Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$2,908,332	14	0.82	$207,738	7.368	356.01	601	78.0
7 - 12	8	$7,758,793	40	2.17	$193,970	7.430	356.21	621	82.9
13 - 18	18	$15,092,949	78	4.23	$193,499	6.619	353.59	613	78.3
19 - 24	20	$263,068,579	1,573	73.74	$167,240	7.243	355.95	600	77.9
25 - 31	31	$21,182,901	163	5.94	$129,956	6.416	354.86	629	78.1
32 - 37	32	$42,093,020	311	11.80	$135,347	6.964	356.04	618	78.2
>= 38	56	$4,640,008	24	1.30	$193,334	6.627	356.27	648	76.3
		$356,744,582	**2,203**	**100.00**	**$161,936**	**7.132**	**355.81**	**606**	**78.1**

Group1

ARM and Fixed $424,520,540

Detailed Report

Range of Margin (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$261,436	2	0.07	$130,718	5.200	354.56	633	74.3
5.001 - 6.000	$159,799,534	892	44.79	$179,147	6.787	355.79	623	79.2
6.001 - 7.000	$152,964,556	970	42.88	$157,695	7.281	355.84	595	76.7
7.001 - 8.000	$34,431,936	269	9.65	$128,000	7.697	355.71	584	78.7
8.001 - 9.000	$9,287,120	70	2.60	$132,673	8.577	355.84	553	77.6
6.466	**$356,744,582**	**2,203**	**100.00**	**$161,936**	**7.132**	**355.81**	**606**	**78.1**

Range of Maximum Rates (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$9,004,061	36	2.52	$250,113	4.891	354.64	619	72.2
11.001 - 11.500	$9,128,635	43	2.56	$212,294	5.131	354.37	627	74.7
11.501 - 12.000	$10,634,288	75	2.98	$141,791	5.860	355.54	649	80.3
12.001 - 12.500	$23,101,124	175	6.48	$132,006	6.270	355.66	633	77.1
12.501 - 13.000	$52,824,282	355	14.81	$148,801	6.553	355.79	630	78.0
13.001 - 13.500	$46,100,046	289	12.92	$159,516	6.774	355.84	618	77.3
13.501 - 14.000	$62,675,920	371	17.57	$168,938	7.124	355.95	606	77.7
14.001 - 14.500	$46,011,171	273	12.90	$168,539	7.490	355.87	595	78.4
14.501 - 15.000	$51,287,827	298	14.38	$172,107	7.901	356.01	582	79.7
15.001 - 15.500	$24,259,040	145	6.80	$167,304	8.279	355.95	576	80.0
15.501 - 16.000	$21,718,186	143	6.09	$151,875	8.779	356.00	565	77.5
13.728	**$356,744,582**	**2,203**	**100.00**	**$161,936**	**7.132**	**355.81**	**606**	**78.1**

Initial Periodic Rate Cap (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$407,896	2	0.11	$203,948	8.222	354.00	701	90.0
2.000	$28,066,044	128	7.87	$219,266	5.915	355.11	619	76.5
3.000	$328,270,643	2,073	92.02	$158,355	7.235	355.87	604	78.2
	$356,744,582	**2,203**	**100.00**	**$161,936**	**7.132**	**355.81**	**606**	**78.1**

Subsequent Periodic Rate Cap (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$144,155,649	1,033	40.41	$139,550	6.781	355.51	611	77.9
1.500	$10,667,125	54	2.99	$197,539	7.413	356.15	615	81.6
2.000	$201,921,808	1,116	56.60	$180,934	7.368	356.00	601	78.0

Group1

ARM and Fixed $424,520,540

Detailed Report

Subsequent Periodic Rate Cap (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$356,744,582	**2,203**	**100.00**	**$161,936**	**7.132**	**355.81**	**606**	**78.1**

Range of Lifetime Rate Floor (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$9,004,061	36	2.52	$250,113	4.891	354.64	619	72.2
5.001 - 6.000	$35,325,532	194	9.90	$182,090	5.701	355.49	642	76.9
6.001 - 7.000	$128,072,030	797	35.90	$160,693	6.628	355.86	624	77.4
7.001 - 8.000	$125,130,999	783	35.08	$159,810	7.567	355.86	592	79.3
8.001 - 9.000	$59,211,959	393	16.60	$150,667	8.498	355.93	568	78.4
	$356,744,582	**2,203**	**100.00**	**$161,936**	**7.132**	**355.81**	**606**	**78.1**

Next Interest Adjustment Date (Excludes 460 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$248,619	1	0.07	$248,619	5.500	355.00	622	71.4
06/05	$1,573,613	8	0.44	$196,702	7.401	356.00	618	78.4
07/05	$814,243	4	0.23	$203,561	7.700	357.00	574	83.7
10/05	$271,857	1	0.08	$271,857	7.890	354.00	565	65.0
11/05	$1,058,174	6	0.30	$176,362	7.428	355.00	608	76.1
12/05	$4,034,241	19	1.13	$212,328	7.340	356.00	634	84.0
01/06	$2,666,378	15	0.75	$177,759	7.568	357.00	605	83.9
06/06	$137,660	1	0.04	$137,660	5.050	350.00	655	85.0
07/06	$305,111	1	0.09	$305,111	7.850	352.00	563	85.0
08/06	$748,563	5	0.21	$149,713	7.491	352.35	594	81.7
09/06	$3,852,410	20	1.08	$192,621	6.322	353.00	612	71.6
10/06	$13,382,238	80	3.75	$167,278	6.754	354.25	616	80.6
11/06	$85,333,197	550	23.92	$155,151	7.045	355.36	604	77.5
12/06	$129,354,266	748	36.26	$172,934	7.332	356.00	597	77.9
01/07	$45,048,083	246	12.63	$183,122	7.379	357.00	600	78.5
07/07	$79,422	1	0.02	$79,422	6.600	352.00	644	80.0
08/07	$190,800	1	0.05	$190,800	7.400	352.00	619	80.0
09/07	$585,200	2	0.16	$292,600	5.865	353.39	615	64.9
10/07	$4,304,310	34	1.21	$126,597	6.353	354.71	627	77.8
11/07	$38,799,245	303	10.88	$128,050	6.804	355.59	619	78.0
12/07	$17,450,061	123	4.89	$141,870	6.824	356.00	626	78.7
01/08	$1,866,885	10	0.52	$186,688	7.119	357.00	617	78.7
11/09	$233,805	2	0.07	$116,903	6.441	355.00	629	90.0
12/09	$2,900,539	14	0.81	$207,181	6.879	356.00	649	74.6
01/10	$1,505,664	8	0.42	$188,208	6.172	357.00	650	77.5

Group1

ARM and Fixed $424,520,540

Detailed Report

Next Interest Adjustment Date									(Excludes 460 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV	
	$356,744,582	2,203	100.00	$161,936	7.132	355.81	606	78.1	

Group2

ARM and Fixed $349,757,647

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	1,471	
Total Outstanding Balance	$349,757,647	
Average Loan Balance	$237,769	$14,499 to $705,476
WA Mortgage Rate	6.921%	4.700% to 13.090%
Net WAC	6.412%	4.191% to 12.581%
ARM Characteristics		
WA Gross Margin	6.288%	4.500% to 8.740%
WA Months to First Roll	20	1 to 56
WA First Periodic Cap	2.876%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.646%	1.000% to 2.000%
WA Lifetime Cap	13.578%	10.700% to 16.740%
WA Lifetime Floor	6.892%	4.700% to 9.740%
WA Original Term (months)	359	180 to 360
WA Remaining Term (months)	353	164 to 360
WA LTV	80.82%	24.20% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	634	
WA DTI%	41.92%	
Secured by (% of pool) 1st Liens	98.55%	
2nd Liens	1.45%	
Prepayment Penalty at Loan Orig (% of all loans)	84.03%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	52.27%	SFR	72.90%	STATED	50.67%	PUR	47.99%	OO	97.45%	PP	75.96%	0	15.97%
FL	7.04%	PUD	13.41%	FULL	49.33%	RCO	44.89%	INV	2.48%	PR	11.24%	6	0.03%
IL	5.13%	CND	5.54%			RNC	7.12%	2H	0.07%	A-	3.50%	12	7.18%
VA	4.47%	2 FAM	4.35%							B	5.22%	24	55.76%
NY	4.04%	3 FAM	1.70%							C	3.83%	36	20.61%
										C-	0.10%	60	0.45%
										D	0.16%		

Group2

ARM and Fixed $349,757,647

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$2,025,426	7	0.58	$289,347	6.115	354.99	638	81.1
1/29 LIB6M	$12,906,536	47	3.69	$274,607	7.167	355.47	640	85.6
1/29 LIB6M - IO	$1,511,394	6	0.43	$251,899	7.399	356.00	642	90.9
2/28 LIB6M	$180,212,204	720	51.52	$250,295	7.037	355.16	619	81.7
2/28 LIB6M - IO	$68,482,340	255	19.58	$268,558	6.632	355.19	655	80.5
3/27 LIB6M	$20,317,384	90	5.81	$225,749	6.534	354.86	620	78.8
3/27 LIB6M - IO	$9,535,899	41	2.73	$232,583	6.572	355.18	635	79.6
5/25 LIB6M	$3,042,074	15	0.87	$202,805	7.023	354.97	639	79.5
5/25 LIB6M - IO	$1,752,642	6	0.50	$292,107	7.039	354.05	611	71.0
15Yr Fixed	$759,894	8	0.22	$94,987	7.046	174.60	621	62.2
15Yr Fixed - 2nd	$38,126	1	0.01	$38,126	12.100	167.00	671	100.0
20Yr Fixed	$791,449	6	0.23	$131,908	6.846	233.00	626	63.4
20Yr Fixed - 2nd	$86,518	3	0.02	$28,839	11.431	225.45	629	100.0
30Yr Fixed	$41,608,029	176	11.90	$236,409	6.801	354.86	654	76.2
30Yr Fixed - 2nd	$1,843,470	25	0.53	$73,739	9.344	352.75	695	98.7
30Yr Fixed - IO	$1,729,556	5	0.49	$345,911	6.317	354.79	741	76.8
30/15 Fixed Balloon - 2nd	$3,114,704	60	0.89	$51,912	9.531	171.81	681	95.8
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$299,785,899	1,187	85.71	$252,558	6.897	355.15	629	81.3
Fixed 180	$3,912,725	69	1.12	$56,706	9.074	172.30	669	89.3
Fixed 240	$877,967	9	0.25	$97,552	7.298	232.25	626	67.0
Fixed 360	$45,181,055	206	12.92	$219,326	6.886	354.77	659	77.1
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$239,133	12	0.07	$19,928	10.373	187.03	652	100.0
$25,000.01 - $50,000.00	$1,724,172	46	0.49	$37,482	9.272	237.63	657	88.4
$50,000.01 - $75,000.00	$3,214,689	51	0.92	$63,033	8.370	316.07	636	82.2
$75,000.01 - $100,000.00	$6,525,115	75	1.87	$87,002	7.900	326.96	632	82.3
$100,000.01 - $150,000.00	$24,554,237	193	7.02	$127,224	7.384	346.37	613	79.1
$150,000.01 - $200,000.00	$53,242,206	306	15.22	$173,994	7.023	353.89	625	80.2
$200,000.01 - $250,000.00	$48,546,930	216	13.88	$224,754	7.025	355.00	627	80.4
$250,000.01 - $300,000.00	$38,765,712	141	11.08	$274,934	6.880	354.29	635	80.2
$300,000.01 - $350,000.00	$37,233,163	114	10.65	$326,607	6.901	355.00	642	82.5

Group2

ARM and Fixed $349,757,647

Detailed Report

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$350,000.01 - $400,000.00	$51,827,929	138	14.82	$375,565	6.688	355.48	635	80.2
$400,000.01 - $450,000.00	$36,500,114	86	10.44	$424,420	6.704	355.45	636	81.8
$450,000.01 - $500,000.00	$30,231,011	63	8.64	$479,857	6.788	355.66	645	82.0
$500,000.01 - $550,000.00	$7,310,009	14	2.09	$522,143	6.481	354.98	643	81.1
$550,000.01 - $600,000.00	$3,944,972	7	1.13	$563,567	6.614	355.30	681	79.1
$600,000.01 - $650,000.00	$2,531,060	4	0.72	$632,765	5.706	355.00	632	83.4
$650,000.01 - $700,000.00	$2,661,718	4	0.76	$665,430	5.494	354.74	681	80.6
$700,000.01 - $750,000.00	$705,476	1	0.20	$705,476	6.640	356.00	604	62.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

State								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$192,337	2	0.05	$96,169	8.540	333.11	626	71.8
Arizona	$6,354,693	35	1.82	$181,563	6.826	351.05	616	80.2
Arkansas	$481,263	4	0.14	$120,316	6.957	326.09	627	78.6
California	$182,803,592	619	52.27	$295,321	6.721	352.67	636	78.9
Colorado	$4,893,609	28	1.40	$174,772	6.863	350.07	625	80.9
Connecticut	$3,120,132	14	0.89	$222,867	7.256	352.58	654	86.0
Delaware	$830,257	4	0.24	$207,564	7.348	349.00	647	82.9
Florida	$24,614,211	113	7.04	$217,825	7.092	353.53	633	82.1
Georgia	$3,609,896	23	1.03	$156,952	7.666	354.87	616	86.2
Hawaii	$1,327,587	4	0.38	$331,897	5.174	354.68	630	80.8
Idaho	$623,776	4	0.18	$155,944	7.035	353.74	658	82.1
Illinois	$17,942,466	84	5.13	$213,601	7.233	354.92	642	84.8
Indiana	$755,480	8	0.22	$94,435	7.308	351.18	642	87.8
Iowa	$130,004	1	0.04	$130,004	9.390	353.00	508	85.0
Kansas	$95,557	1	0.03	$95,557	8.190	353.00	606	73.9
Kentucky	$900,280	7	0.26	$128,611	7.378	354.36	616	86.6
Louisiana	$1,001,315	6	0.29	$166,886	7.279	354.96	653	88.8
Maine	$273,129	1	0.08	$273,129	7.850	348.00	510	73.7
Maryland	$10,425,187	41	2.98	$254,273	7.242	352.25	614	81.0
Massachusetts	$5,507,113	19	1.57	$289,848	6.525	355.37	622	77.9
Michigan	$4,401,956	23	1.26	$191,389	7.813	349.34	641	87.5
Minnesota	$3,596,922	16	1.03	$224,808	7.134	354.78	661	86.6
Mississippi	$239,907	4	0.07	$59,977	7.980	281.44	580	85.5
Missouri	$1,262,262	12	0.36	$105,189	7.356	346.93	642	86.6
Montana	$286,880	2	0.08	$143,440	6.821	355.46	584	61.3
Nebraska	$303,061	2	0.09	$151,531	7.031	354.76	613	95.0
Nevada	$4,446,592	24	1.27	$185,275	7.153	353.16	613	78.0
New Hampshire	$314,227	1	0.09	$314,227	8.490	356.00	624	90.0
New Jersey	$3,018,777	17	0.86	$177,575	7.410	350.89	628	83.9

Group2

ARM and Fixed $349,757,647

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New Mexico	$1,830,901	10	0.52	$183,090	7.916	347.81	621	83.8
New York	$14,135,342	44	4.04	$321,258	6.922	353.91	657	83.8
North Carolina	$2,315,831	18	0.66	$128,657	7.616	346.40	614	80.4
Ohio	$4,112,293	43	1.18	$95,635	7.975	340.01	606	86.6
Oklahoma	$1,068,570	7	0.31	$152,653	7.191	355.37	623	91.7
Oregon	$4,010,455	27	1.15	$148,535	7.097	353.20	623	81.3
Pennsylvania	$3,438,854	22	0.98	$156,312	7.190	354.67	627	85.1
Rhode Island	$455,831	2	0.13	$227,915	6.825	356.00	723	86.6
South Carolina	$1,803,574	10	0.52	$180,357	7.095	355.69	623	83.2
Tennessee	$2,693,078	22	0.77	$122,413	6.981	348.64	630	81.5
Texas	$2,172,064	13	0.62	$167,082	7.501	354.68	602	87.7
Utah	$734,191	4	0.21	$183,548	6.740	354.80	647	84.0
Virginia	$15,641,640	60	4.47	$260,694	7.198	355.54	622	82.3
Washington	$9,769,385	56	2.79	$174,453	6.650	354.79	626	81.5
West Virginia	$376,363	4	0.11	$94,091	7.427	355.63	657	76.8
Wisconsin	$1,329,421	9	0.38	$147,713	7.393	350.01	644	87.7
Wyoming	$117,389	1	0.03	$117,389	8.500	353.00	586	90.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$6,075,500	38	1.74	$159,882	6.727	344.36	602	43.7
50.01 - 55.00	$2,426,924	15	0.69	$161,795	6.929	333.60	609	52.2
55.01 - 60.00	$7,591,296	34	2.17	$223,273	6.725	353.79	581	58.3
60.01 - 65.00	$16,032,406	61	4.58	$262,826	6.810	355.23	600	63.6
65.01 - 70.00	$19,583,843	74	5.60	$264,647	6.933	353.42	602	68.7
70.01 - 75.00	$25,180,804	99	7.20	$254,352	7.020	352.18	594	74.0
75.01 - 80.00	$132,094,923	546	37.77	$241,932	6.599	354.96	645	79.8
80.01 - 85.00	$42,477,560	159	12.14	$267,154	6.946	354.65	627	84.3
85.01 - 90.00	$58,076,746	222	16.60	$261,607	7.114	353.26	640	89.6
90.01 - 95.00	$26,981,662	103	7.71	$261,958	7.420	354.37	657	94.7
95.01 - 100.00	$13,235,983	120	3.78	$110,300	8.309	322.97	677	100.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$11,441,021	32	3.27	$357,532	4.918	354.64	624	78.7
5.001 - 5.500	$9,310,012	29	2.66	$321,035	5.152	354.04	623	79.1

Group2

ARM and Fixed $349,757,647

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$41,930,726	144	11.99	$291,186	5.912	355.05	666	77.7
6.001 - 6.500	$66,383,523	243	18.98	$273,183	6.336	354.09	660	79.7
6.501 - 7.000	$86,329,207	346	24.68	$249,506	6.810	354.59	641	79.8
7.001 - 7.500	$44,538,629	190	12.73	$234,414	7.308	354.04	618	81.2
7.501 - 8.000	$48,405,478	215	13.84	$225,142	7.780	352.94	609	83.2
8.001 - 8.500	$21,757,670	117	6.22	$185,963	8.281	352.05	593	84.2
8.501 - 9.000	$15,613,381	89	4.46	$175,431	8.763	350.56	583	85.8
9.001 - 9.500	$1,226,557	15	0.35	$81,770	9.287	292.35	591	89.4
9.501 - 10.000	$1,323,439	23	0.38	$57,541	9.839	254.01	629	94.9
10.001 - 10.500	$433,677	8	0.12	$54,210	10.376	197.39	638	97.8
10.501 - 11.000	$500,748	9	0.14	$55,639	10.931	208.86	661	89.1
11.001 - 11.500	$438,921	6	0.13	$73,154	11.247	286.98	628	95.7
11.501 - 12.000	$14,584	1	0.00	$14,584	11.750	171.00	673	100.0
12.001 - 12.500	$53,515	2	0.02	$26,758	12.179	168.73	676	100.0
12.501 - 13.000	$29,800	1	0.01	$29,800	12.990	167.00	662	100.0
13.001 - 13.500	$26,760	1	0.01	$26,760	13.090	223.00	642	100.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$254,957,025	1,093	72.90	$233,264	6.900	353.01	628	80.5
PUD	$46,886,559	181	13.41	$259,042	6.914	352.90	636	81.8
CND	$19,364,542	91	5.54	$212,797	7.098	350.13	657	82.5
2 FAM	$15,202,436	58	4.35	$262,111	6.987	349.97	660	81.8
3 FAM	$5,929,185	20	1.70	$296,459	6.838	354.71	699	82.1
4 FAM	$3,127,984	9	0.89	$347,554	7.271	354.89	605	73.5
CNDP	$2,859,590	10	0.82	$285,959	7.377	352.66	653	84.9
MNF	$825,004	7	0.24	$117,858	6.636	355.42	675	76.0
APUD	$605,321	2	0.17	$302,661	6.198	353.00	623	73.3
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$167,836,654	755	47.99	$222,300	6.958	352.47	649	84.1
RCO	$157,004,356	606	44.89	$259,083	6.867	352.98	619	77.1
RNC	$24,916,636	110	7.12	$226,515	7.013	353.16	621	82.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Group2

ARM and Fixed $349,757,647

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$340,849,582	1,424	97.45	$239,361	6.912	352.79	633	80.9
INV	$8,679,670	44	2.48	$197,265	7.262	353.39	657	78.0
2H	$228,394	3	0.07	$76,131	7.404	272.06	702	90.0
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$3,912,725	69	1.12	$56,706	9.074	172.30	669	89.3
181 - 300	$877,967	9	0.25	$97,552	7.298	232.25	626	67.0
301 - 360	$344,966,955	1,393	98.63	$247,643	6.895	355.11	633	80.8
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$177,225,114	678	50.67	$261,394	7.088	352.79	648	81.0
FULL	$172,532,533	793	49.33	$217,569	6.749	352.72	619	80.6
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$49,796	1	0.01	$49,796	7.090	355.00	801	37.0
781 - 800	$2,758,163	10	0.79	$275,816	6.658	350.26	791	81.6
761 - 780	$4,834,311	20	1.38	$241,716	6.612	349.98	770	85.2
741 - 760	$7,444,716	30	2.13	$248,157	6.665	345.54	750	85.3
721 - 740	$9,046,121	37	2.59	$244,490	6.477	354.80	731	85.4
701 - 720	$18,407,040	76	5.26	$242,198	6.796	350.62	710	85.1
681 - 700	$23,978,465	90	6.86	$266,427	6.738	350.84	691	84.1
661 - 680	$34,609,283	145	9.90	$238,685	6.801	352.48	671	82.0
641 - 660	$54,160,536	220	15.49	$246,184	6.683	353.14	650	82.2
621 - 640	$52,391,000	208	14.98	$251,880	6.634	353.63	630	82.7
601 - 620	$50,790,741	220	14.52	$230,867	6.787	352.27	611	80.6
581 - 600	$25,493,359	120	7.29	$212,445	7.240	352.02	591	78.2
561 - 580	$26,660,246	117	7.62	$227,865	7.351	354.55	572	75.0
541 - 560	$17,693,225	81	5.06	$218,435	7.671	355.03	552	78.2
521 - 540	$13,636,949	61	3.90	$223,557	7.874	354.28	532	73.3

Group2

ARM and Fixed $349,757,647

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
501 - 520	$7,588,415	33	2.17	$229,952	7.913	354.86	512	70.5
<= 500	$215,280	2	0.06	$107,640	7.799	355.35	500	56.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$39,321,536	218	11.24	$180,374	7.248	347.67	618	80.9
PP	$265,665,527	1,059	75.96	$250,865	6.770	353.27	646	81.8
A-	$12,224,183	50	3.50	$244,484	7.370	353.93	577	77.2
B	$18,243,761	79	5.22	$230,934	7.593	354.63	570	73.7
C	$13,398,104	59	3.83	$227,087	7.560	353.67	580	74.5
C-	$355,563	2	0.10	$177,782	7.988	354.09	579	76.3
D	$548,972	4	0.16	$137,243	7.922	353.00	575	61.2
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$55,867,500	281	15.97	$198,817	7.329	349.02	643	84.5
6	$89,437	1	0.03	$89,437	9.600	168.00	603	100.0
12	$25,095,257	79	7.18	$317,661	6.848	355.26	648	83.2
24	$195,042,280	788	55.76	$247,516	6.946	354.17	628	80.8
36	$72,099,946	315	20.61	$228,889	6.557	351.14	636	77.5
60	$1,563,227	7	0.45	$223,318	6.914	354.46	602	68.5
	$349,757,647	**1,471**	**100.00**	**$237,769**	**6.921**	**352.75**	**634**	**80.8**

Range of Months to Roll (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$3,979,019	13	1.33	$306,078	6.675	354.01	648	83.7
7 - 12	8	$12,895,238	49	4.30	$263,168	7.201	355.66	634	85.9
13 - 18	17	$52,053,738	234	17.36	$222,452	6.993	353.02	623	81.8
19 - 24	20	$196,209,905	739	65.45	$265,507	6.906	355.75	631	81.3
25 - 31	30	$19,935,989	90	6.65	$221,511	6.415	354.43	622	79.0
32 - 37	32	$9,917,295	41	3.31	$241,885	6.810	356.04	631	79.2
>= 38	55	$4,794,715	21	1.60	$228,320	7.029	354.64	629	76.4

Group2

ARM and Fixed $349,757,647

Detailed Report

Range of Months to Roll (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
		$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3

Range of Margin (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$428,909	1	0.14	$428,909	5.100	354.00	621	73.5
5.001 - 6.000	$179,908,923	657	60.01	$273,834	6.607	355.25	646	82.8
6.001 - 7.000	$102,984,168	444	34.35	$231,946	7.237	355.07	607	78.7
7.001 - 8.000	$14,491,274	72	4.83	$201,268	7.895	354.74	595	81.5
8.001 - 9.000	$1,972,626	13	0.66	$151,740	8.570	354.73	575	85.3
6.288	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3

Range of Maximum Rates (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$11,061,021	31	3.69	$356,807	4.915	354.56	621	78.7
11.001 - 11.500	$8,410,080	27	2.81	$311,484	5.146	354.24	614	79.0
11.501 - 12.000	$6,505,588	31	2.17	$209,858	5.758	355.55	649	80.0
12.001 - 12.500	$15,222,668	76	5.08	$200,298	6.336	355.15	631	79.0
12.501 - 13.000	$52,077,369	202	17.37	$257,809	6.334	355.26	647	79.1
13.001 - 13.500	$52,742,116	185	17.59	$285,093	6.590	355.25	649	80.5
13.501 - 14.000	$61,014,198	231	20.35	$264,131	6.954	355.29	641	80.8
14.001 - 14.500	$28,806,804	120	9.61	$240,057	7.457	354.95	617	84.2
14.501 - 15.000	$36,607,123	151	12.21	$242,431	7.829	355.15	605	84.2
15.001 - 15.500	$16,148,356	76	5.39	$212,478	8.315	355.29	587	85.5
15.501 - 16.000	$10,319,816	51	3.44	$202,349	8.757	355.10	571	83.8
16.001 - 16.500	$591,371	4	0.20	$147,843	9.288	352.18	516	79.6
16.501 - 17.000	$279,390	2	0.09	$139,695	9.740	352.50	526	78.9
13.578	$299,785,899	1,187	100.00	$252,558	6.897	355.15	629	81.3

Initial Periodic Rate Cap (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$273,129	1	0.09	$273,129	7.850	348.00	510	73.7
1.500	$507,894	2	0.17	$253,947	7.659	352.00	622	84.2
2.000	$35,985,379	118	12.00	$304,961	5.971	354.86	628	82.1
3.000	$263,019,497	1,066	87.74	$246,735	7.021	355.21	630	81.2

Group2

ARM and Fixed $349,757,647

Detailed Report

Initial Periodic Rate Cap (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$299,785,899	**1,187**	**100.00**	**$252,558**	**6.897**	**355.15**	**629**	**81.3**

Subsequent Periodic Rate Cap (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$97,438,961	435	32.50	$223,998	6.614	354.75	617	79.7
1.500	$17,361,176	64	5.79	$271,268	7.076	355.29	638	85.5
2.000	$184,985,762	688	61.71	$268,875	7.029	355.36	635	81.8
	$299,785,899	**1,187**	**100.00**	**$252,558**	**6.897**	**355.15**	**629**	**81.3**

Range of Lifetime Rate Floor (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$11,441,021	32	3.82	$357,532	4.918	354.64	624	78.7
5.001 - 6.000	$42,805,350	150	14.28	$285,369	5.767	355.24	652	79.1
6.001 - 7.000	$130,195,164	498	43.43	$261,436	6.613	355.32	647	80.4
7.001 - 8.000	$81,699,100	339	27.25	$241,000	7.560	354.98	611	82.9
8.001 - 9.000	$32,620,986	160	10.88	$203,881	8.466	355.10	580	84.7
9.001 - 10.000	$1,024,279	8	0.34	$128,035	9.393	352.39	529	81.7
	$299,785,899	**1,187**	**100.00**	**$252,558**	**6.897**	**355.15**	**629**	**81.3**

Next Interest Adjustment Date (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$622,974	2	0.21	$311,487	5.790	355.00	616	67.0
06/05	$1,049,047	4	0.35	$262,262	6.233	356.00	658	89.7
08/05	$850,625	2	0.28	$425,313	7.275	352.00	621	82.9
09/05	$975,618	3	0.33	$325,206	6.718	353.00	682	86.7
10/05	$480,755	2	0.16	$240,378	7.633	354.00	650	87.7
11/05	$2,823,750	10	0.94	$282,375	7.133	355.00	622	85.3
12/05	$7,752,388	31	2.59	$250,077	7.210	356.00	646	86.9
01/06	$1,888,200	6	0.63	$314,700	7.138	357.00	624	84.1
03/06	$157,771	1	0.05	$157,771	7.600	348.00	578	90.0
04/06	$342,992	2	0.11	$171,496	7.881	348.20	517	75.0
06/06	$351,579	2	0.12	$175,789	7.859	350.00	574	92.9
07/06	$1,263,990	7	0.42	$180,570	7.082	351.00	570	79.5
08/06	$11,691,887	54	3.90	$216,516	7.417	352.00	621	81.4
09/06	$22,454,981	99	7.49	$226,818	6.994	353.01	635	81.9

Group2

ARM and Fixed $349,757,647

Detailed Report

Next Interest Adjustment Date (Excludes 284 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/06	$16,668,939	73	5.56	$228,342	6.656	354.03	612	81.8
11/06	$75,003,503	322	25.02	$232,930	6.883	355.09	618	80.0
12/06	$100,139,609	351	33.40	$285,298	6.906	356.00	636	81.8
01/07	$20,619,295	64	6.88	$322,176	6.990	357.00	652	83.7
08/07	$786,343	5	0.26	$157,269	7.745	352.00	633	77.5
09/07	$2,458,452	10	0.82	$245,845	6.074	353.00	613	75.0
10/07	$4,758,539	21	1.59	$226,597	6.404	354.12	609	79.3
11/07	$15,556,235	69	5.19	$225,453	6.575	355.23	628	79.2
12/07	$5,913,714	25	1.97	$236,549	6.723	356.00	629	80.2
01/08	$380,000	1	0.13	$380,000	4.990	357.00	723	80.0
08/09	$479,500	1	0.16	$479,500	6.875	352.00	583	70.0
09/09	$442,909	3	0.15	$147,636	7.089	353.00	596	74.2
10/09	$483,799	3	0.16	$161,266	8.142	354.00	603	68.9
11/09	$2,325,848	9	0.78	$258,428	6.664	355.00	625	73.1
12/09	$1,062,661	5	0.35	$212,532	7.367	356.00	683	90.8
	$299,785,899	**1,187**	**100.00**	**$252,558**	**6.897**	**355.15**	**629**	**81.3**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		4,134	
Total Outstanding Balance		$774,278,186	
Average Loan Balance		$187,295	$8,029 to $705,476
WA Mortgage Rate		7.023%	4.700% to 13.090%
Net WAC		6.514%	4.191% to 12.581%
ARM Characteristics			
WA Gross Margin		6.384%	4.500% to 8.840%
WA Months to First Roll		21	1 to 57
WA First Periodic Cap		2.899%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.611%	1.000% to 2.000%
WA Lifetime Cap		13.660%	10.700% to 16.740%
WA Lifetime Floor		7.022%	4.700% to 9.740%
WA Original Term (months)		359	120 to 360
WA Remaining Term (months)		353	116 to 360
WA LTV		78.83%	9.92% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		621	
WA DTI%		41.28%	
Secured by (% of pool)	1st Liens	99.28%	
	2nd Liens	0.72%	
Prepayment Penalty at Loan Orig (% of all loans)		82.92%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	43.02%	SFR	75.82%	FULL	56.98%	RCO	57.16%	OO	95.83%	PP	72.76%	0	17.08%
FL	8.19%	PUD	11.25%	STATED	43.02%	PUR	30.69%	INV	3.98%	PR	10.89%	6	0.01%
IL	6.63%	CND	4.85%			RNC	12.15%	2H	0.19%	A-	4.32%	12	5.80%
VA	4.36%	2 FAM	4.79%							B	6.77%	24	52.09%
MD	3.81%	3 FAM	1.77%							C	4.87%	36	24.81%
										C-	0.09%	60	0.20%
										D	0.31%		

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$4,933,758	21	0.64	$234,941	6.854	355.59	616	79.3
1/29 LIB6M	$17,262,181	70	2.23	$246,603	7.255	355.71	630	84.5
1/29 LIB6M - IO	$4,914,543	23	0.63	$213,676	7.347	355.95	646	86.8
2/28 LIB6M	$436,479,045	2,255	56.37	$193,561	7.163	355.55	606	79.3
2/28 LIB6M - IO	$90,377,027	371	11.67	$243,604	6.654	355.36	652	80.7
3/27 LIB6M	$72,598,359	484	9.38	$149,997	6.762	355.44	619	78.0
3/27 LIB6M - IO	$20,530,846	121	2.65	$169,676	6.507	355.39	635	79.8
5/25 LIB6M	$6,129,974	32	0.79	$191,562	6.708	355.70	644	78.0
5/25 LIB6M - IO	$3,304,749	13	0.43	$254,211	7.061	354.97	628	73.4
10Yr Fixed	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
15Yr Fixed	$3,449,748	33	0.45	$104,538	6.963	175.52	653	64.6
15Yr Fixed - 2nd	$38,126	1	0.00	$38,126	12.100	167.00	671	100.0
20Yr Fixed	$2,959,815	23	0.38	$128,688	6.903	235.38	614	68.7
20Yr Fixed - 2nd	$86,518	3	0.01	$28,839	11.431	225.45	629	100.0
25Yr Fixed	$126,682	1	0.02	$126,682	6.250	296.00	653	87.9
30Yr Fixed	$103,073,682	571	13.31	$180,514	6.893	355.37	643	74.2
30Yr Fixed - 2nd	$2,182,510	36	0.28	$60,625	9.534	352.93	686	98.8
30Yr Fixed - IO	$2,398,943	8	0.31	$299,868	6.292	355.03	710	76.9
30/15 Fixed Balloon - 2nd	$3,283,236	67	0.42	$49,004	9.600	172.10	678	96.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$656,530,481	3,390	84.79	$193,667	7.025	355.51	616	79.5
Fixed 120	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
Fixed 180	$6,771,109	101	0.87	$67,041	8.271	173.81	665	80.0
Fixed 240	$3,046,334	26	0.39	$117,167	7.031	235.10	615	69.6
Fixed 300	$126,682	1	0.02	$126,682	6.250	296.00	653	87.9
Fixed 360	$107,655,135	615	13.90	$175,049	6.933	355.31	645	74.8
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$487,115	25	0.06	$19,485	10.427	233.82	644	98.8
$25,000.01 - $50,000.00	$3,014,505	74	0.39	$40,737	8.738	276.47	638	74.2
$50,000.01 - $75,000.00	$17,240,748	269	2.23	$64,092	7.768	343.43	621	76.4
$75,000.01 - $100,000.00	$35,492,102	399	4.58	$88,953	7.430	347.49	619	78.5
$100,000.01 - $150,000.00	$138,894,422	1,108	17.94	$125,356	7.173	352.12	614	77.9

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$135,311,774	778	17.48	$173,923	7.072	353.61	611	77.9
$200,000.01 - $250,000.00	$121,611,930	542	15.71	$224,376	7.043	354.95	612	77.5
$250,000.01 - $300,000.00	$96,724,790	352	12.49	$274,786	6.964	354.87	619	79.0
$300,000.01 - $350,000.00	$77,665,882	239	10.03	$324,962	6.933	355.40	631	81.2
$350,000.01 - $400,000.00	$59,501,636	159	7.68	$374,224	6.708	355.50	634	79.8
$400,000.01 - $450,000.00	$39,994,512	94	5.17	$425,474	6.722	355.48	635	81.5
$450,000.01 - $500,000.00	$31,185,535	65	4.03	$479,777	6.782	355.64	644	81.8
$500,000.01 - $550,000.00	$7,310,009	14	0.94	$522,143	6.481	354.98	643	81.1
$550,000.01 - $600,000.00	$3,944,972	7	0.51	$563,567	6.614	355.30	681	79.1
$600,000.01 - $650,000.00	$2,531,060	4	0.33	$632,765	5.706	355.00	632	83.4
$650,000.01 - $700,000.00	$2,661,718	4	0.34	$665,430	5.494	354.74	681	80.6
$700,000.01 - $750,000.00	$705,476	1	0.09	$705,476	6.640	356.00	604	62.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$706,021	7	0.09	$100,860	7.837	348.76	643	85.7
Arizona	$17,391,183	123	2.25	$141,392	6.752	353.94	622	79.9
Arkansas	$1,225,305	13	0.16	$94,254	7.526	343.70	619	82.1
California	$333,065,588	1,314	43.02	$253,475	6.795	353.06	624	76.2
Colorado	$10,125,687	59	1.31	$171,622	6.750	350.22	629	80.8
Connecticut	$7,879,829	43	1.02	$183,252	7.303	351.86	620	83.1
Delaware	$2,543,071	15	0.33	$169,538	7.241	353.52	604	79.4
Florida	$63,399,526	396	8.19	$160,100	7.160	353.98	618	79.8
Georgia	$13,471,158	96	1.74	$140,325	7.610	354.11	610	83.8
Hawaii	$2,820,548	9	0.36	$313,394	6.124	355.21	611	75.5
Idaho	$1,804,365	13	0.23	$138,797	6.989	354.78	636	83.6
Illinois	$51,372,992	290	6.63	$177,148	7.345	355.02	622	82.1
Indiana	$2,958,315	30	0.38	$98,610	7.043	347.84	617	80.9
Iowa	$1,535,559	13	0.20	$118,120	7.013	355.46	647	82.9
Kansas	$1,726,122	15	0.22	$115,075	7.362	355.98	618	80.5
Kentucky	$2,743,969	23	0.35	$119,303	7.149	355.36	627	84.1
Louisiana	$3,259,407	26	0.42	$125,362	7.396	355.41	628	85.2
Maine	$628,288	4	0.08	$157,072	7.440	352.52	580	75.1
Maryland	$29,477,793	146	3.81	$201,903	7.232	353.58	605	79.9
Massachusetts	$10,314,052	40	1.33	$257,851	6.815	355.63	617	74.8
Michigan	$13,191,918	101	1.70	$130,613	7.585	350.54	626	84.6
Minnesota	$14,503,190	86	1.87	$168,642	7.197	355.60	622	82.1
Mississippi	$1,458,202	15	0.19	$97,213	7.688	343.70	599	82.6
Missouri	$6,520,426	61	0.84	$106,892	7.323	352.80	611	82.7
Montana	$286,880	2	0.04	$143,440	6.821	355.46	584	61.3

Aggregate

ARM and Fixed $774,278,186

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Nebraska	$1,161,804	10	0.15	$116,180	6.748	355.50	633	82.6
Nevada	$16,523,223	90	2.13	$183,591	7.176	353.27	608	76.5
New Hampshire	$1,578,279	9	0.20	$175,364	7.201	356.00	600	78.9
New Jersey	$8,995,930	48	1.16	$187,415	7.492	354.13	604	77.6
New Mexico	$2,969,891	18	0.38	$164,994	7.754	350.90	622	82.8
New York	$21,503,043	82	2.78	$262,232	7.032	353.82	646	80.8
North Carolina	$11,360,439	91	1.47	$124,840	7.247	353.77	618	82.4
North Dakota	$120,025	1	0.02	$120,025	7.090	355.00	602	80.0
Ohio	$13,316,181	143	1.72	$93,120	7.419	347.48	616	84.3
Oklahoma	$2,777,672	24	0.36	$115,736	7.142	356.00	622	87.8
Oregon	$6,378,045	45	0.82	$141,734	6.951	353.96	627	78.7
Pennsylvania	$12,927,032	98	1.67	$131,908	7.320	348.36	608	79.5
Rhode Island	$3,164,876	18	0.41	$175,826	7.311	356.08	600	77.0
South Carolina	$5,726,819	47	0.74	$121,847	7.248	355.76	622	79.3
South Dakota	$309,189	3	0.04	$103,063	6.826	355.70	622	83.8
Tennessee	$7,040,350	65	0.91	$108,313	7.091	352.85	621	80.9
Texas	$7,621,960	68	0.98	$112,088	7.169	355.24	627	83.0
Utah	$1,363,399	8	0.18	$170,425	6.770	355.52	644	83.7
Virginia	$33,753,200	187	4.36	$180,498	7.297	355.43	608	80.3
Washington	$14,161,526	81	1.83	$174,834	6.627	354.73	627	81.1
West Virginia	$971,912	10	0.13	$97,191	7.503	337.06	617	77.6
Wisconsin	$5,894,378	45	0.76	$130,986	7.208	352.87	630	82.4
Wyoming	$249,618	3	0.03	$83,206	7.873	354.59	578	75.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$23,975,262	176	3.10	$136,223	6.918	345.29	602	41.4
50.01 - 55.00	$10,603,939	68	1.37	$155,940	7.224	344.51	582	52.9
55.01 - 60.00	$25,428,561	135	3.28	$188,360	6.861	353.28	587	57.9
60.01 - 65.00	$46,055,441	220	5.95	$209,343	6.875	353.57	595	63.5
65.01 - 70.00	$51,974,240	259	6.71	$200,673	6.960	354.29	595	68.5
70.01 - 75.00	$66,044,472	335	8.53	$197,148	7.131	352.87	591	74.0
75.01 - 80.00	$265,191,122	1,486	34.25	$178,460	6.783	355.08	631	79.7
80.01 - 85.00	$96,764,646	476	12.50	$203,287	7.149	354.46	611	84.3
85.01 - 90.00	$115,847,126	553	14.96	$209,488	7.178	354.15	637	89.6
90.01 - 95.00	$50,054,648	229	6.46	$218,579	7.387	354.18	653	94.7
95.01 - 100.00	$22,338,729	197	2.89	$113,395	8.034	334.15	672	99.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$20,676,700	70	2.67	$295,381	4.907	354.55	624	75.5
5.001 - 5.500	$19,433,328	77	2.51	$252,381	5.152	352.63	629	76.3
5.501 - 6.000	$73,408,086	324	9.48	$226,568	5.909	354.59	659	76.7
6.001 - 6.500	$128,464,710	618	16.59	$207,872	6.324	353.68	649	77.5
6.501 - 7.000	$186,734,920	975	24.12	$191,523	6.813	353.43	632	78.3
7.001 - 7.500	$117,199,700	648	15.14	$180,864	7.308	354.98	610	79.0
7.501 - 8.000	$121,593,984	687	15.70	$176,993	7.786	353.85	596	81.1
8.001 - 8.500	$56,823,927	352	7.34	$161,432	8.276	353.81	582	81.3
8.501 - 9.000	$45,478,158	301	5.87	$151,090	8.763	353.27	572	79.8
9.001 - 9.500	$1,226,557	15	0.16	$81,770	9.287	292.35	591	89.4
9.501 - 10.000	$1,323,439	23	0.17	$57,541	9.839	254.01	629	94.9
10.001 - 10.500	$453,651	9	0.06	$50,406	10.370	204.42	639	97.9
10.501 - 11.000	$734,602	19	0.09	$38,663	10.942	239.42	653	92.6
11.001 - 11.500	$601,766	11	0.08	$54,706	11.248	279.98	623	96.9
11.501 - 12.000	$14,584	1	0.00	$14,584	11.750	171.00	673	100.0
12.001 - 12.500	$53,515	2	0.01	$26,758	12.179	168.73	676	100.0
12.501 - 13.000	$29,800	1	0.00	$29,800	12.990	167.00	662	100.0
13.001 - 13.500	$26,760	1	0.00	$26,760	13.090	223.00	642	100.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$587,019,064	3,234	75.82	$181,515	7.012	353.29	617	78.5
PUD	$87,102,276	426	11.25	$204,465	6.977	353.64	624	80.8
CND	$37,569,043	213	4.85	$176,380	7.117	352.89	639	80.6
2 FAM	$37,100,992	164	4.79	$226,226	7.136	353.18	639	78.4
3 FAM	$13,695,866	49	1.77	$279,507	7.014	355.50	662	77.7
4 FAM	$6,325,159	20	0.82	$316,258	7.295	355.02	612	74.1
CNDP	$3,826,565	17	0.49	$225,092	7.396	353.44	644	84.7
MNF	$825,004	7	0.11	$117,858	6.636	355.42	675	76.0
APUD	$605,321	2	0.08	$302,661	6.198	353.00	623	73.3
SFRA	$208,896	2	0.03	$104,448	7.301	355.59	584	83.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$442,568,248	2,197	57.16	$201,442	7.029	353.24	609	75.9
PUR	$237,615,275	1,396	30.69	$170,212	6.996	353.32	646	83.5

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RNC	$94,094,663	541	12.15	$173,927	7.059	354.07	611	81.1
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$741,999,352	3,929	95.83	$188,852	6.998	353.32	620	78.8
INV	$30,815,174	195	3.98	$158,027	7.582	354.97	650	78.5
2H	$1,463,660	10	0.19	$146,366	7.499	342.97	650	83.1
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$148,445	1	0.02	$148,445	6.940	116.00	647	41.8
121 - 180	$6,771,109	101	0.87	$67,041	8.271	173.81	665	80.0
181 - 300	$3,173,016	27	0.41	$117,519	7.000	237.53	616	70.3
301 - 360	$764,185,616	4,005	98.70	$190,808	7.012	355.48	620	78.9
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$441,194,780	2,581	56.98	$170,939	6.870	353.48	609	78.9
STATED INCOME	$333,083,406	1,553	43.02	$214,477	7.225	353.21	636	78.7
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$202,895	2	0.03	$101,448	5.702	219.18	805	71.0
781 - 800	$3,775,857	15	0.49	$251,724	6.638	349.96	791	79.5
761 - 780	$6,066,291	30	0.78	$202,210	6.684	347.30	770	84.9
741 - 760	$12,631,141	66	1.63	$191,381	6.724	344.88	750	83.4
721 - 740	$15,327,727	77	1.98	$199,061	6.598	353.90	731	83.2
701 - 720	$26,821,154	131	3.46	$204,742	6.775	349.98	710	84.7

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
681 - 700	$42,327,765	205	5.47	$206,477	6.753	352.29	691	82.1
661 - 680	$62,716,965	316	8.10	$198,471	6.798	353.64	670	81.5
641 - 660	$110,920,048	574	14.33	$193,241	6.673	353.50	650	81.5
621 - 640	$115,115,789	604	14.87	$190,589	6.702	353.21	630	81.4
601 - 620	$108,378,491	621	14.00	$174,523	6.855	353.50	611	78.9
581 - 600	$68,963,223	383	8.91	$180,061	7.184	353.34	591	76.6
561 - 580	$69,010,342	376	8.91	$183,538	7.445	354.45	571	75.2
541 - 560	$57,923,862	321	7.48	$180,448	7.637	354.84	551	74.3
521 - 540	$50,338,255	286	6.50	$176,008	7.848	354.71	531	72.3
501 - 520	$23,154,944	122	2.99	$189,795	7.972	355.68	511	70.0
<= 500	$603,439	5	0.08	$120,688	8.229	356.11	500	55.7
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$84,297,158	487	10.89	$173,095	7.221	350.64	600	78.3
PP	$563,402,149	2,975	72.76	$189,379	6.860	353.56	635	80.2
A-	$33,460,224	171	4.32	$195,674	7.507	353.70	573	76.4
B	$52,380,122	285	6.77	$183,790	7.640	354.44	567	72.7
C	$37,705,489	198	4.87	$190,432	7.651	354.51	575	70.4
C-	$669,705	4	0.09	$167,426	8.066	354.99	566	75.7
D	$2,363,340	14	0.31	$168,810	7.825	355.37	579	66.0
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$132,243,607	768	17.08	$172,192	7.394	352.68	626	82.1
6	$89,437	1	0.01	$89,437	9.600	168.00	603	100.0
12	$44,939,601	180	5.80	$249,664	7.040	354.46	638	80.5
24	$403,328,144	2,058	52.09	$195,981	7.090	354.90	612	79.0
36	$192,114,170	1,120	24.81	$171,531	6.621	350.43	631	75.8
60	$1,563,227	7	0.20	$223,318	6.914	354.46	602	68.5
	$774,278,186	**4,134**	**100.00**	**$187,295**	**7.023**	**353.36**	**621**	**78.8**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Range of Months to Roll (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$6,887,350	27	1.05	$255,087	6.967	354.85	628	81.3
7 - 12	8	$20,654,031	89	3.15	$232,068	7.287	355.87	629	84.8
13 - 18	17	$67,146,687	312	10.23	$215,214	6.909	353.14	621	81.0
19 - 24	20	$459,278,484	2,312	69.96	$198,650	7.099	355.87	613	79.4
25 - 31	31	$41,118,890	253	6.26	$162,525	6.416	354.65	626	78.5
32 - 37	32	$52,010,315	352	7.92	$147,757	6.935	356.04	620	78.4
>= 38	55	$9,434,723	45	1.44	$209,661	6.831	355.44	638	76.4
		$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Margin (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$690,345	3	0.11	$230,115	5.138	354.21	626	73.8
5.001 - 6.000	$339,708,456	1,549	51.74	$219,308	6.692	355.50	635	81.1
6.001 - 7.000	$255,948,724	1,414	38.99	$181,010	7.263	355.53	600	77.5
7.001 - 8.000	$48,923,210	341	7.45	$143,470	7.756	355.42	588	79.6
8.001 - 9.000	$11,259,746	83	1.72	$135,660	8.576	355.65	557	78.9
6.384	**$656,530,481**	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Maximum Rates (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$20,065,082	67	3.06	$299,479	4.904	354.60	620	75.7
11.001 - 11.500	$17,538,716	70	2.67	$250,553	5.138	354.31	621	76.8
11.501 - 12.000	$17,139,876	106	2.61	$161,697	5.822	355.55	649	80.1
12.001 - 12.500	$38,323,792	251	5.84	$152,684	6.296	355.45	632	77.9
12.501 - 13.000	$104,901,651	557	15.98	$188,333	6.444	355.52	638	78.6
13.001 - 13.500	$98,842,162	474	15.06	$208,528	6.676	355.53	634	79.0
13.501 - 14.000	$123,690,118	602	18.84	$205,465	7.040	355.62	623	79.3
14.001 - 14.500	$74,817,975	393	11.40	$190,377	7.477	355.51	603	80.7
14.501 - 15.000	$87,894,950	449	13.39	$195,757	7.871	355.65	592	81.6
15.001 - 15.500	$40,407,396	221	6.15	$182,839	8.293	355.69	581	82.2
15.501 - 16.000	$32,038,002	194	4.88	$165,144	8.772	355.71	567	79.5
16.001 - 16.500	$591,371	4	0.09	$147,843	9.288	352.18	516	79.6
16.501 - 17.000	$279,390	2	0.04	$139,695	9.740	352.50	526	78.9
13.660	**$656,530,481**	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Initial Periodic Rate Cap (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$681,025	3	0.10	$227,008	8.073	351.59	624	83.4
1.500	$507,894	2	0.08	$253,947	7.659	352.00	622	84.2
2.000	$64,051,423	246	9.76	$260,372	5.947	354.97	624	79.6
3.000	$591,290,140	3,139	90.06	$188,369	7.140	355.58	616	79.5
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Subsequent Periodic Rate Cap (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$241,594,610	1,468	36.80	$164,574	6.713	355.20	614	78.6
1.500	$28,028,301	118	4.27	$237,528	7.204	355.62	630	84.0
2.000	$386,907,570	1,804	58.93	$214,472	7.206	355.69	617	79.8
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Range of Lifetime Rate Floor (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$20,445,082	68	3.11	$300,663	4.906	354.64	622	75.8
5.001 - 6.000	$78,130,882	344	11.90	$227,125	5.738	355.35	648	78.1
6.001 - 7.000	$258,267,194	1,295	39.34	$199,434	6.620	355.59	636	78.9
7.001 - 8.000	$206,830,099	1,122	31.50	$184,341	7.564	355.51	600	80.7
8.001 - 9.000	$91,832,945	553	13.99	$166,063	8.487	355.64	573	80.6
9.001 - 10.000	$1,024,279	8	0.16	$128,035	9.393	352.39	529	81.7
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

Next Interest Adjustment Date (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/05	$871,593	3	0.13	$290,531	5.707	355.00	618	68.3
06/05	$2,622,659	12	0.40	$218,555	6.934	356.00	634	82.9
07/05	$814,243	4	0.12	$203,561	7.700	357.00	574	83.7
08/05	$850,625	2	0.13	$425,313	7.275	352.00	621	82.9
09/05	$975,618	3	0.15	$325,206	6.718	353.00	682	86.7
10/05	$752,613	3	0.11	$250,871	7.726	354.00	619	79.5
11/05	$3,881,924	16	0.59	$242,620	7.214	355.00	618	82.8
12/05	$11,786,629	50	1.80	$235,733	7.254	356.00	642	85.9
01/06	$4,554,578	21	0.69	$216,885	7.390	357.00	613	84.0
03/06	$157,771	1	0.02	$157,771	7.600	348.00	578	90.0

Aggregate

ARM and Fixed $774,278,186

Detailed Report

Next Interest Adjustment Date (Excludes 744 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$342,992	2	0.05	$171,496	7.881	348.20	517	75.0
06/06	$489,239	3	0.07	$163,080	7.069	350.00	596	90.7
07/06	$1,569,100	8	0.24	$196,138	7.231	351.19	569	80.6
08/06	$12,440,450	59	1.89	$210,855	7.421	352.02	619	81.4
09/06	$26,307,391	119	4.01	$221,071	6.896	353.01	632	80.4
10/06	$30,051,177	153	4.58	$196,413	6.700	354.13	614	81.2
11/06	$160,336,700	872	24.42	$183,872	6.969	355.23	610	78.6
12/06	$229,493,874	1,099	34.96	$208,821	7.147	356.00	614	79.6
01/07	$65,667,378	310	10.00	$211,830	7.257	357.00	616	80.2
07/07	$79,422	1	0.01	$79,422	6.600	352.00	644	80.0
08/07	$977,143	6	0.15	$162,857	7.677	352.00	630	78.0
09/07	$3,043,651	12	0.46	$253,638	6.034	353.08	613	73.0
10/07	$9,062,849	55	1.38	$164,779	6.379	354.40	618	78.6
11/07	$54,355,480	372	8.28	$146,117	6.739	355.49	621	78.4
12/07	$23,363,774	148	3.56	$157,863	6.798	356.00	626	79.1
01/08	$2,246,885	11	0.34	$204,262	6.759	357.00	635	78.9
08/09	$479,500	1	0.07	$479,500	6.875	352.00	583	70.0
09/09	$442,909	3	0.07	$147,636	7.089	353.00	596	74.2
10/09	$483,799	3	0.07	$161,266	8.142	354.00	603	68.9
11/09	$2,559,653	11	0.39	$232,696	6.643	355.00	625	74.7
12/09	$3,963,199	19	0.60	$208,589	7.010	356.00	658	78.9
01/10	$1,505,664	8	0.23	$188,208	6.172	357.00	650	77.5
	$656,530,481	**3,390**	**100.00**	**$193,667**	**7.025**	**355.51**	**616**	**79.5**

ABS New Transaction

Computational Materials

$750,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2005-BC2

Countrywide[SM]
HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date: April 13, 2005*

$750,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC2

Class [(1)(2)]	Principal Balance [(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(7)]	Last Scheduled Distribution Date	Certificate Type
1-A-1[(4)]	$267,840,000	1.99 / 2.20	1 - 72 / 1 - 179	AAA/Aaa	May 2035	Floating Rate Super Senior
1-A-2[(4)]	$66,960,000	1.99 / 2.20	1 - 72 / 1 - 179	AAA/Aaa	May 2035	Floating Rate Senior Support
2-A-1[(5)]	$180,895,000	0.94 / 0.94	1 - 22 / 1 - 22	AAA/Aaa	Jun 2028	Floating Rate Senior
2-A-2[(5)]	$80,140,000	2.60 / 2.60	22 - 60 / 22 - 60	AAA/Aaa	Nov 2033	Floating Rate Senior
2-A-3[(5)]	$31,915,000	5.81 / 7.59	60 - 72 / 60 - 176	AAA/Aaa	May 2035	Floating Rate Senior
M-1[(6)]	$25,500,000	4.61 / 5.09	46 - 72 / 46 - 141	AA+/Aa1	Apr 2035	Floating Rate Mezzanine
M-2[(6)]	$23,625,000	4.43 / 4.89	43 - 72 / 43 - 134	AA/Aa2	Apr 2035	Floating Rate Mezzanine
M-3[(6)]	$13,875,000	4.33 / 4.77	42 - 72 / 42 - 125	AA/Aa3	Mar 2035	Floating Rate Mezzanine
M-4[(6)]	$12,750,000	4.28 / 4.69	41 - 72 / 41 - 119	AA-/A1	Mar 2035	Floating Rate Mezzanine
M-5[(6)]	$11,625,000	4.24 / 4.61	40 - 72 / 40 - 112	A+/A2	Feb 2035	Floating Rate Mezzanine
M-6[(6)]	$10,875,000	4.20 / 4.52	39 - 72 / 39 - 105	A/A3	Jan 2035	Floating Rate Mezzanine
M-7[(6)]	$9,750,000	4.18 / 4.42	38 - 72 / 38 - 96	A-/Baa1	Dec 2034	Floating Rate Mezzanine
M-8[(6)]	$6,750,000	4.16 / 4.30	38 - 72 / 38 - 86	BBB+/Baa2	Oct 2034	Floating Rate Mezzanine
B[(6)]	$7,500,000	4.11 / 4.13	37 - 72 / 37 - 77	BBB/Baa3	Jul 2034	Floating Rate Subordinate
Total:	**$750,000,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *The Class 1-A-1 and Class 1-A-2 Certificates (collectively the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(5) *The Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(6) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1 and Group 2 Mortgage Loans.*
(7) *Rating Agency Contacts: [Michael McCormick, Standard & Poors, 212.438.1937]; Rachel Peng, Moody's Ratings, 212-553-3831.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-BC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class 1-A and Class 2-A Certificates (collectively, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."

~~, which currently are not contemplated to be offered publicly.~~

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of [April 1, 2005].

Cut-off Date: As to any Mortgage Loan, the later of [~~For each initial Mortgage Loan, the later of November 1, 2001, or the origination date of such Mortgage Loan.~~ April 1, 2005] and the origination date of such Mortgage Loan.

Expected Pricing Date: April [14], 2005.

Expected Closing Date: April [29], 2005.

Expected Settlement Date: April [29], 2005.

Distribution Date: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in ~~September~~ May 2005.

Accrued Interest: The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. ~~as of the initial Cut-off Datein~~

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 50% CPR from month 25 until month 28, decreasing 1/6th of 15% CPR for each month thereafter, decreasing to 35% CPR in Month 34 and remaining constant at 35% CPR from month 35 and thereafter; provided, however, the prepayment rate will not exceed

85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $774,278,186 (the ***"Mortgage Loans"***) of which: (i) approximately $424,520,540 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***") and (ii) approximately $349,757,647 were nonconforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the mortgage insurance premium rate (if any).

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related classes of Certificates. After the Closing Date, the notional amount of each Corridor Contract will amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the related Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the Seller or the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
1-A	AAA/Aaa	18.25%	36.50%
2-A	AAA/Aaa	18.25%	36.50%
M-1	AA+/Aa1	14.85%	29.70%
M-2	AA/Aa2	11.70%	23.40%
M-3	AA/Aa3	9.85%	19.70%
M-4	AA-/A1	8.15%	16.30%
M-5	A+/A2	6.60%	13.20%
M-6	A/A3	5.15%	10.30%
M-7	A-/Baa1	3.85%	7.70%
M-8	BBB+/Baa2	2.95%	5.90%
B	BBB/Baa3	1.95%	3.90%

(1) Initial o/c at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional credit support to the Class 1-A-1 Certificates.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will approximately equal the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first

by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, 1.95% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.90% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the ***"O/C Floor"***) of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three-month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 42.00% of the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	2.75% with respect to May 2008, plus an additional 1/12th of 1.25% for each month thereafter
49 – 60	4.00% with respect to May 2009, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.25% with respect to May 2010, plus an additional 1/12th of 0.75% for each month thereafter
73+	6.00%

Group 1 Sequential Trigger Event: A Group 1 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 37th Distribution Date if the aggregate amount of realized losses on the Group 1 Mortgage Loans divided by the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceeds 2.75%, or (b) on or after the 37th Payment Date if a Trigger Event is in effect.

Stepdown Date: The later to occur of:

a. the Distribution Date in May 2008.

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 63.50% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to each class of Class 1-A Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and ii) from principal collections related to the Group 2 Mortgage Loans, to pay the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Subordinate Certificates;
3) Excess Cashflow, sequentially, as follows: as principal to the Senior Certificates and Subordinate Certificates to restore or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay unreimbursed realized loss amounts on the Class 1-A-2 Certificates;
5) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
6) Any remaining Excess Cashflow to pay related Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contracts (as described above);
7) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates (as described below under "Class 1-A Principal Distributions" and "Class 2-A Principal Distributions"), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one group of Senior Certificates are retired prior to the other group of Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and (b) the Class 2-A Certificates (as described below under "Class 2-A

Principal Distributions"), such that the unpaid principal balance of the Senior Certificates in the aggregate will have 36.50% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 29.70% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 23.40% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 19.70% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 16.30% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 13.20% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 10.30% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 7.70% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.90% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 3.90% Subordination.

All prepayment charges collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

Class 1-A Principal Distributions: Principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 1 Sequential Trigger Event is in effect, then principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 2-A Principal Distributions: Principal distributed on the Class 2-A Certificates will be applied sequentially, to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

[Discount Margin Tables, Corridor Contract Schedule, ~~and~~ Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class 1-A-1 (To Call)

Margin 0.19%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	19	19	19	19	19
WAL (yr)	4.18	2.79	1.99	1.42	1.14
MDUR (yr)	3.74	2.59	1.89	1.38	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov07

Class 1-A-1 (To Maturity)

Margin 0.19%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	19
WAL (yr)	4.53	3.06	2.20	1.56	1.14
MDUR (yr)	3.95	2.79	2.05	1.49	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Oct30	Oct24	Mar20	Feb17	Nov07

Class 1-A-2 (To Call)

Margin 0.24%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	24	24	24	24	24
WAL (yr)	4.18	2.79	1.99	1.42	1.14
MDUR (yr)	3.73	2.59	1.89	1.38	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov07

Class 1-A-2 (To Maturity)

Margin 0.24%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	25	26	26	26	24
WAL (yr)	4.53	3.06	2.20	1.56	1.14
MDUR (yr)	3.94	2.78	2.05	1.49	1.12
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Oct30	Oct24	Mar20	Feb17	Nov07

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-1 (To Call)

Margin	0.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.71	1.20	0.94	0.77	0.65
MDUR (yr)	1.65	1.17	0.93	0.76	0.64
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06

Class 2-A-1 (To Maturity)

Margin	0.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.71	1.20	0.94	0.77	0.65
MDUR (yr)	1.65	1.17	0.93	0.76	0.64
First Prin Pay	May05	May05	May05	May05	May05
Last Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06

Class 2-A-2 (To Call)

Margin	0.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	6.40	4.10	2.60	1.94	1.66
MDUR (yr)	5.76	3.83	2.48	1.88	1.61
First Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06
Last Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07

Class 2-A-2 (To Maturity)

Margin	0.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	6.40	4.10	2.60	1.94	1.66
MDUR (yr)	5.76	3.83	2.48	1.88	1.61
First Prin Pay	Jan09	Sep07	Feb07	Nov06	Aug06
Last Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07

Class 2-A-3 (To Call)

Margin 0.30%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	12.08	8.01	5.81	3.14	2.19
MDUR (yr)	9.99	7.05	5.29	2.98	2.12
First Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Oct07

Class 2-A-3 (To Maturity)

Margin 0.30%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	36	36	36	30
WAL (yr)	15.12	10.35	7.59	4.10	2.19
MDUR (yr)	11.80	8.68	6.65	3.75	2.12
First Prin Pay	Sep15	Mar12	Apr10	Sep07	Apr07
Last Prin Pay	Aug30	Jul24	Dec19	Dec16	Oct07

Class M-1 (To Call)

Margin 0.41%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	41	41	41	41	41
WAL (yr)	8.09	5.42	4.61	4.57	2.71
MDUR (yr)	6.96	4.91	4.26	4.24	2.59
First Prin Pay	Feb09	Aug08	Feb09	Nov09	Nov07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Mar08

Class M-1 (To Maturity)

Margin 0.41%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	42	43	43	45	41
WAL (yr)	8.93	6.06	5.09	5.79	2.71
MDUR (yr)	7.47	5.35	4.63	5.24	2.59
First Prin Pay	Feb09	Aug08	Feb09	Mar10	Nov07
Last Prin Pay	Mar27	Dec20	Jan17	Jun14	Mar08

Class M-2 (To Call)

Margin	0.44%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	44	44	44	44	44
WAL (yr)	8.09	5.40	4.43	4.47	3.32
MDUR (yr)	6.95	4.88	4.10	4.14	3.14
First Prin Pay	Feb09	Jul08	Nov08	Jun09	Mar08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-2 (To Maturity)

Margin	0.44%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	45	46	46	46	52
WAL (yr)	8.90	6.01	4.89	4.87	5.60
MDUR (yr)	7.44	5.31	4.45	4.47	5.02
First Prin Pay	Feb09	Jul08	Nov08	Jun09	Mar08
Last Prin Pay	May26	Mar20	Jun16	Dec13	Nov14

Class M-3 (To Call)

Margin	0.48%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	48	48	48	48	48
WAL (yr)	8.09	5.40	4.33	4.15	3.57
MDUR (yr)	6.94	4.87	4.01	3.86	3.36
First Prin Pay	Feb09	Jun08	Oct08	Mar09	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-3 (To Maturity)

Margin	0.48%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	49	50	50	50	56
WAL (yr)	8.86	5.97	4.77	4.49	5.49
MDUR (yr)	7.40	5.28	4.34	4.14	4.99
First Prin Pay	Feb09	Jun08	Oct08	Mar09	Mar10
Last Prin Pay	Apr25	May19	Sep15	May13	Sep11

Class M-4 (To Call)

Margin 0.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	8.09	5.38	4.28	3.97	3.57
MDUR (yr)	6.90	4.84	3.95	3.70	3.35
First Prin Pay	Feb09	Jun08	Sep08	Dec08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-4 (To Maturity)

Margin 0.60%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	62	62	62	62	67
WAL (yr)	8.82	5.93	4.69	4.28	4.69
MDUR (yr)	7.33	5.22	4.26	3.95	4.31
First Prin Pay	Feb09	Jun08	Sep08	Dec08	Aug09
Last Prin Pay	Jul24	Sep18	Mar15	Dec12	May11

Class M-5 (To Call)

Margin 0.65%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	8.09	5.38	4.24	3.84	3.57
MDUR (yr)	6.88	4.83	3.91	3.58	3.35
First Prin Pay	Feb09	Jun08	Aug08	Oct08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-5 (To Maturity)

Margin 0.65%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	70
WAL (yr)	8.76	5.88	4.61	4.13	4.24
MDUR (yr)	7.28	5.18	4.19	3.81	3.92
First Prin Pay	Feb09	Jun08	Aug08	Oct08	Mar09
Last Prin Pay	Aug23	Dec17	Aug14	Jun12	Dec10

Class M-6 (To Call)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	73	73	73	73	73
WAL (yr)	8.09	5.38	4.20	3.74	3.57
MDUR (yr)	6.86	4.81	3.87	3.49	3.34
First Prin Pay	Feb09	May08	Jul08	Sep08	Nov08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-6 (To Maturity)

Margin	0.73%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	75	75	75	75	76
WAL (yr)	8.67	5.81	4.52	3.99	3.94
MDUR (yr)	7.21	5.11	4.11	3.69	3.66
First Prin Pay	Feb09	May08	Jul08	Sep08	Dec08
Last Prin Pay	Aug22	Mar17	Jan14	Dec11	Aug10

Class M-7 (To Call)

Margin	1.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	130	130	130	130	130
WAL (yr)	8.09	5.37	4.18	3.67	3.55
MDUR (yr)	6.68	4.71	3.79	3.38	3.28
First Prin Pay	Feb09	May08	Jun08	Aug08	Oct08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-7 (To Maturity)

Margin	1.30%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	132	133	133	133	133
WAL (yr)	8.54	5.70	4.42	3.86	3.71
MDUR (yr)	6.93	4.94	3.97	3.53	3.41
First Prin Pay	Feb09	May08	Jun08	Aug08	Oct08
Last Prin Pay	May21	Mar16	Apr13	Jun11	Feb10

Class M-8 (To Call)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	8.09	5.37	4.16	3.61	3.43
MDUR (yr)	6.65	4.70	3.76	3.32	3.17
First Prin Pay	Feb09	May08	Jun08	Jul08	Aug08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-8 (To Maturity)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	142	142	142	142	142
WAL (yr)	8.36	5.57	4.30	3.72	3.51
MDUR (yr)	6.80	4.83	3.87	3.40	3.24
First Prin Pay	Feb09	May08	Jun08	Jul08	Aug08
Last Prin Pay	Nov19	Feb15	Jun12	Oct10	Aug09

Class B (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	8.02	5.32	4.11	3.54	3.32
MDUR (yr)	6.42	4.57	3.66	3.21	3.03
First Prin Pay	Feb09	May08	May08	Jun08	Jul08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class B (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	8.06	5.35	4.13	3.55	3.33
MDUR (yr)	6.44	4.59	3.68	3.22	3.04
First Prin Pay	Feb09	May08	May08	Jun08	Jul08
Last Prin Pay	Aug18	Mar14	Sep11	Mar10	Feb09

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	334,800,000	7.36271%	9.75000%	41	56,703,008	8.93920%	8.93920%
2	328,047,181	6.13491%	9.75000%	42	56,703,008	9.23171%	9.23171%
3	321,645,601	6.35124%	9.75000%	43	56,703,008	8.91274%	8.91274%
4	314,450,708	6.14689%	9.74865%	44	56,703,008	9.21918%	9.21918%
5	306,485,799	6.14692%	9.74865%	45	56,703,008	8.98744%	8.98744%
6	297,778,635	6.36017%	9.74861%	46	56,703,008	8.97372%	8.97372%
7	288,364,587	6.14695%	9.74865%	47	56,703,008	9.94615%	9.94615%
8	278,399,828	6.36012%	9.74861%	48	55,664,279	8.94504%	8.94504%
9	267,981,558	6.18032%	9.74865%	49	53,603,969	9.23662%	9.23662%
10	257,876,270	6.18733%	9.74469%	50	51,951,725	8.91954%	9.27626%
11	248,082,368	6.87660%	9.74412%	51	50,352,998	9.25996%	9.25996%
12	238,589,715	6.18653%	9.74470%	52	48,806,278	8.93889%	9.24465%
13	229,388,909	6.40066%	9.74453%	53	47,309,474	8.92379%	9.25209%
14	220,470,843	6.18572%	9.74472%	54	45,860,915	9.21390%	9.21390%
15	211,826,679	6.41252%	9.73080%	55	44,458,989	8.89339%	9.26704%
16	203,448,563	6.20081%	9.72486%	56	43,102,133	9.18749%	9.22899%
17	195,327,734	6.20036%	9.72490%	57	41,788,725	8.93208%	9.32839%
18	187,455,944	6.41546%	9.72411%	58	40,516,715	8.91851%	9.33636%
19	179,824,315	6.20079%	9.72499%	59	39,285,473	9.88313%	9.88313%
20	172,422,708	6.50239%	9.72420%	60	38,093,630	8.88643%	9.35122%
21	164,918,958	7.98971%	9.70236%	61	36,939,874	9.17431%	10.31235%
22	153,485,927	7.98719%	9.69420%	62	35,822,939	8.85748%	10.36865%
23	142,626,520	8.85295%	9.68868%	63	34,741,607	9.18845%	10.36020%
24	132,349,752	7.95664%	9.69502%	64	33,694,749	8.86855%	10.41253%
25	122,664,302	8.21388%	9.69366%	65	32,681,166	8.85182%	10.41997%
26	114,055,947	7.96134%	9.69589%	66	31,699,752	9.13786%	10.38336%
27	106,387,789	8.68392%	9.16224%	67	30,749,442	8.81818%	10.43496%
28	99,554,084	8.38457%	9.17685%	68	29,829,207	9.10514%	10.40008%
29	93,440,054	8.37154%	9.17997%	69	28,938,058	8.81343%	10.46477%
30	87,961,474	8.64739%	9.16365%	70	28,075,067	8.79665%	10.47164%
31	83,023,001	8.35209%	9.18472%	71	27,239,271	9.74677%	10.34299%
32	78,251,227	8.71193%	9.16192%	72	26,429,773	8.76198%	10.48670%
33	73,637,888	8.84932%	8.84932%				
34	69,189,899	8.83861%	8.83861%				
35	64,888,064	9.45272%	9.45272%				
36	60,727,365	8.81478%	8.81478%				
37	56,703,008	9.10507%	9.10507%				
38	56,703,008	8.83859%	8.83859%				
39	56,703,008	9.27237%	9.27237%				
40	56,703,008	8.95247%	8.95247%				

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.613	7.613
2	6.385	10.000
3	6.601	10.000
4	6.396	10.000
5	6.396	10.000
6	6.610	10.000
7	6.396	10.000
8	6.609	10.000
9	6.424	10.000
10	6.428	10.000
11	7.117	10.000
12	6.427	10.000
13	6.641	10.000
14	6.427	10.000
15	6.642	10.000
16	6.428	10.000
17	6.428	10.000
18	6.642	10.000
19	6.428	10.000
20	6.729	10.000
21	7.974	10.000
22	7.970	10.000
23	8.809	10.000
24	7.943	10.000
25	8.194	10.000
26	7.942	10.000
27	8.209	10.000
28	7.934	10.000
29	7.925	10.000
30	8.180	10.000
31	7.911	10.000
32	8.239	10.000
33	8.291	10.477
34	8.282	10.467
35	8.844	11.170
36	8.265	10.432
37	8.532	10.762
38	8.258	10.456
39	8.539	11.066
40	8.255	10.689
41	8.246	10.670
42	8.511	11.005
43	8.227	10.631
44	8.492	10.999
45	8.209	10.734
46	8.199	10.713
47	9.067	11.837
48	8.180	10.670
49	8.443	11.004
50	8.161	11.000
51	8.423	11.074
52	8.141	11.000
53	8.132	11.000
54	8.392	11.004
55	8.112	11.000
56	8.373	11.000
57	8.114	11.000
58	8.105	11.000
59	8.962	11.690
60	8.084	11.000
61	8.343	12.000
62	8.064	12.000
63	8.322	12.000
64	8.043	12.000
65	8.032	12.000
66	8.289	12.000
67	8.011	12.000
68	8.267	12.000
69	7.990	12.000
70	7.979	12.000
71	8.822	12.000
72	7.957	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 2.910%, 6-Month LIBOR stays at 3.384%, the collateral is run at the Pricing Prepayment Speed (100%) to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed (100%) and includes all projected cash proceeds (if any) from the Corridor Contract.